      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1996



                                                       REGISTRATION NO. 333-2876

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                        SUBURBAN LODGES OF AMERICA, INC.
             (Exact name of Registrant as specified in its charter)

            GEORGIA                           7011                         58-1781184
(State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)   Classification Code Number)         Identification No.)

      120 INTERSTATE NORTH PARKWAY EAST                       MR. DAVID E. KRISCHER
                  SUITE 120                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
           ATLANTA, GEORGIA 30339                       120 INTERSTATE NORTH PARKWAY EAST
               (770) 951-9511                                       SUITE 120
 (Address, including zip code, and telephone                 ATLANTA, GEORGIA 30339
        number, including area code, of                          (770) 951-9511
  registrant's principal executive offices)          (Name, address, including zip code, and
                                                    telephone number, including area code, of
                                                               agent for service)

                            ------------------------

                                   Copies to:

          MICHAEL H. TROTTER, ESQ.                           RANDOLPH C. COLEY, ESQ.
              KILPATRICK & CODY                                  KING & SPALDING
            1100 PEACHTREE STREET                          191 PEACHTREE STREET, N.E.
           ATLANTA, GEORGIA 30309                            ATLANTA, GEORGIA 30303
               (404) 815-6500                                    (404) 572-4600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: / /


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


                ITEM NUMBER AND CAPTION                          HEADING IN PROSPECTUS
- -------------------------------------------------------  -------------------------------------
  1.  Forepart of Registration Statement and Outside
      Front Cover Page of Prospectus...................  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages of
      Prospectus.......................................  Inside Cover Page; Outside Back Cover
                                                         Page; Available Information
  3.  Summary Information, Risk Factors and Ratio of
      Earnings to Fixed Charges........................  Outside Front Cover Page; Prospectus
                                                         Summary; Risk Factors
  4.  Use of Proceeds..................................  Use of Proceeds
  5.  Determination of Offering Price..................  Outside Front Cover Page;
                                                         Underwriting
  6.  Dilution.........................................  Dilution
  7.  Selling Security Holders.........................  Not Applicable
  8.  Plan of Distribution.............................  Outside Front Cover Page; Prospectus
                                                         Summary; Underwriting
  9.  Description of Securities to be Registered.......  Description of Capital Stock
 10.  Interests of Named Experts and Counsel...........  Experts
 11.  Information with Respect to the Registrant.......  Outside and Inside Front Cover Pages;
                                                         Prospectus Summary; Risk Factors;
                                                         Corporate Organization;
                                                         Capitalization; Dividend Policy;
                                                         Selected Financial Data; Selected
                                                         Combined Historical Financial Data;
                                                         Management's Discussion and Analysis
                                                         of Financial Condition and Results of
                                                         Operations; Business; Management;
                                                         Certain Transactions; Principal
                                                         Shareholders; Description of Capital
                                                         Stock; Shares Eligible for Future
                                                         Sale; Financial Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities...  Management; Description of Capital
                                                         Stock

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, DATED MAY 7, 1996


                               3,000,000 SHARES

                            [SUBURBAN LODGE LOGO]
                       SUBURBAN LODGES OF AMERICA, INC.
                                 COMMON STOCK

     All of the 3,000,000 shares of Common Stock, $0.01 par value per share (the "Common Stock"), offered hereby are being sold by Suburban Lodges of America, Inc. (the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on The Nasdaq Stock Market upon notice of issuance, under the proposed symbol "SLAM."

     SEE "RISK FACTORS" ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
               ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                 REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

- ----------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------
                                      Price          Underwriting        Proceeds to
                                    to Public         Discount(1)        Company(2)
- ----------------------------------------------------------------------------------------
Per Share......................          $                 $                  $
Total(3).......................          $                 $                  $
- ----------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting offering expenses payable by the Company estimated at $1,350,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock at the Price to Public less the Underwriting Discount solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total
     $           , the Underwriting Discount will total $           and the
     Proceeds to Company will total $           . See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing the shares will be made against payment therefor at the office of Montgomery Securities on or about
  , 1996.
                            ------------------------
MONTGOMERY SECURITIES
                      J.C. BRADFORD & CO.
                                          LEGACY SECURITIES CORP.

                                           , 1996

[A Map of the Eastern portion of the United States has been included which shows the cities in which the Company has Existing, Construction and Development Facilities].


EXISTING FACILITIES

COMPANY-OWNED:
  Atlanta (Conyers), GA
  Atlanta (Forest Park), GA
  Atlanta (Fulton Industrial), GA
  Atlanta (Mableton), GA
  Atlanta (Norcross), GA
  Birmingham (Oxmoor), AL
  Charlotte (Matthews), NC
  Greenville (Mauldin Road), SC

FRANCHISED:
  Atlanta (Lilburn/Highway 78), GA
  Atlanta (Marietta), GA
  Atlanta (Stone Mountain), GA
  Birmingham (Inverness/Greystone), AL
  Birmingham (Riverchase/Pelham), AL
  Savannah, GA
CONSTRUCTION FACILITIES

COMPANY-OWNED:
  Atlanta (Douglasville), GA
  Atlanta (Tara Blvd.), GA

  Chesapeake, VA

  Greenville (Wade Hampton Blvd.), NC
  Knoxville (Kingston Pike), TN
  Louisville (Preston Highway), KY

FRANCHISED:
  Atlanta (Decatur), GA
  Atlanta (Lawrenceville), GA

  Atlanta (Indian Trail/I-85), GA

  Atlanta (Roswell), GA
DEVELOPMENT FACILITIES

COMPANY-OWNED:
  Atlanta (Northside Drive), GA
  Charlotte (I-77), NC

  Memphis (Ridgeway Road), TN

  Newport News, VA

FRANCHISED:
  Atlanta (Gwinnett Place Mall), GA

  Jacksonville (Bay Meadows), FL

  Louisville (Taylorsville Rd.), KY

     The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. The information contained herein assumes that the transactions described under "Corporate Organization" will occur simultaneously with the closing of the Offering. Unless the context suggests otherwise, (i) references in this Prospectus to the "Company" or "Suburban" mean Suburban Lodges of America, Inc. and its subsidiaries, after giving effect to the Corporate Organization, (ii) all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised, (iii) all references to share and per share data have been adjusted to reflect a stock split of approximately 2,421-for-1 effected in conjunction with the Corporate Organization and (iv) statistical information contained herein with respect to the lodging industry has been obtained from Smith Travel Research.

                                  THE COMPANY


     Suburban Lodges of America, Inc. develops, owns, manages and franchises Suburban Lodge(R) facilities, which are economy extended stay lodging facilities designed to appeal to value-conscious guests seeking to "Lodge for Less."SM The Company believes that the Suburban Lodge chain, which was founded in 1987, was one of the first, and is one of the largest, lodging chains devoted to serving the economy extended stay market. Suburban Lodge guest rooms are fully furnished and include a combination living room and bedroom, a bathroom and a fully equipped kitchenette. Weekly maid and linen service, access to cable or satellite television and coin-operated laundromats are also provided to allow guests to stay comfortably for extended periods. Suburban Lodge facilities offer clean, comfortable and attractive accommodations to guests at substantially lower rates than most traditional and other extended stay lodging facilities. Although daily rates are available, substantially all guests pay the Company's weekly rates, which currently range from $139 to $189 per week for single occupancy and from $149 to $209 per week for double occupancy.



     The extended stay segment of the lodging industry, which includes economy extended stay facilities, is a relatively small but growing segment of the lodging industry. Of the approximately 3.3 million guest rooms available in the U.S. lodging industry at the end of 1995, there were approximately 40,000, or 1.2%, dedicated extended stay guest rooms at approximately 360 properties, almost all of which are in the upscale segment of the extended stay market. Suburban believes that the extended stay market offers a number of attractive investment characteristics compared to traditional hotels, including higher than industry average occupancy rates and operating margins. Based upon the high occupancy rates of the existing Suburban Lodge facilities and published occupancy rates for other participants in the extended stay market, the Company believes that Suburban Lodge facilities appeal to an underserved and growing segment of guests in the extended stay market, including business travelers (particularly those with limited or no expense accounts), individuals on temporary work assignments, persons between domestic situations, persons relocating or purchasing a home, tourists and other value-conscious customers desiring low-cost, longer-term, quality accommodations with fully equipped kitchenettes.



     The Company presently owns and operates eight Suburban Lodge facilities and franchises six additional Suburban Lodge facilities located in four southeastern states (collectively, the "Existing Facilities"). The Existing Facilities contain an aggregate of 1,778 guest rooms, have an average of 127 guest rooms and average approximately 3.3 years in age. The Company anticipates that an additional 13 Suburban Lodge facilities, eight Company-owned and five franchised, will open in 1996 resulting in an aggregate of 27 Suburban Lodge facilities by year-end. Ten of these additional facilities, six Company-owned and four franchised (collectively, the "Construction Facilities"), are currently under construction. Management anticipates that by the end of the third quarter of 1996 construction will commence on the three remaining facilities scheduled to open in 1996 and an additional four facilities scheduled to open in 1997 (collectively, the "Development Facilities"). The Construction Facilities and the Development Facilities are located in six southeastern states and are expected to contain an aggregate of 2,319 guest rooms, representing a 130% increase over the aggregate number of guest rooms in the Existing Facilities. The Company intends to continue the growth of the Suburban Lodge chain in 1997 by opening approximately 26 to 28 additional Suburban Lodge facilities, 15 of which are expected to be Company-owned. The facilities expected to open in 1997 are in various stages of planning. There can be no assurance that the Company and its franchisees will be able to complete the development of all of these facilities, including the Construction Facilities and the Development Facilities. See "Risk Factors -- Development Risks."


     The Company's business objective is to become a national provider of economy extended stay lodging facilities. Suburban's growth strategy is to develop additional Company-owned facilities and to franchise the Suburban Lodge concept to independent developers and operators as well as to passive investors who may retain the Company to develop and manage their Suburban Lodge facilities. The Company's principal operating strategies are to (i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities; (ii) control operating costs at each of its facilities and maintain above industry average operating margins and (iii) ensure guest satisfaction through a commitment to customer service. The Company believes that the depth and experience of its senior management team will be an important factor in executing its growth and operating strategies. The Company believes that its management team includes some of the most experienced developers and operators in the economy extended stay market.


     The Company believes that the following features differentiate the Suburban Lodge system and its facilities from, and provide a competitive advantage over, traditional and other extended stay lodging facilities:


     - LOW WEEKLY RATES. Suburban Lodge facilities offer weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities. The average weekly rate at the nine Existing Facilities open during the year ended December 31, 1995 (the "Nine Mature Facilities") was $139.69, compared to an equivalent average weekly rate (average daily rate multiplied by seven) of $550.16 for extended stay hotels and $244.06 for lower economy hotels.


     - KITCHENETTES. Each Suburban Lodge guest room contains a fully equipped kitchenette, including a refrigerator, two-burner stove-top, microwave oven and cooking and eating utensils.


     - LONGER GUEST STAYS. Suburban designs, markets and prices its guest rooms to appeal to guests staying one week or longer. The Company believes that this strategy results in longer guest stays, higher and more stable occupancies and consistent revenues. The average stay during 1995 at the Nine Mature Facilities was approximately six to seven weeks.



     - HIGHER OCCUPANCY. Average occupancy at the Nine Mature Facilities during 1995 was 97.6%, which compares favorably to the average occupancy of 82.0% for extended stay hotels and 62.8% for lower economy hotels during the same period.



     - OPERATING EFFICIENCIES. The Company seeks to minimize costs throughout its operations. Suburban believes that long-term guest stays, weekly rather than daily housekeeping, limited office hours and a small on-site staff produce significant operating efficiencies.



     - STANDARD DESIGN AND LOW CONSTRUCTION COSTS. Suburban Lodge facilities are designed and built to uniform plans and specifications developed and periodically refined since 1987. The Company believes that standardization lowers construction costs and establishes consistent quality. The total investment in the three most recently completed Company-owned Existing Facilities was approximately $2.4 million, $3.1 million and $3.3 million (or approximately $18,400, $22,600 and $23,600 per guest room), including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. The Company believes that its construction costs are relatively low due to a number of factors, including careful site selection, smaller room sizes, economical and durable exterior and interior finishes and room furnishings and refined building systems and processes.



     - ATTRACTIVE UNIT ECONOMICS. Suburban believes its facilities have achieved excellent unit level economics. For the two most recently completed Company-owned Existing Facilities with at least one quarter of operations, one of which was open throughout 1995 and the other which opened in August 1995, facility level earnings before interest, taxes and depreciation for the year ended December 31, 1995, constituted 25.2% and 22.4% (based on annualized fourth quarter results less certain pre-opening expenses), respectively, of their total development and construction costs, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. The Company believes that its facilities' superior unit economics are due, in part, to the fact that Suburban Lodge facilities reach stabilization in a relatively short period after opening. On average, the Nine Mature Facilities exceeded 80% occupancy within six weeks after opening or acquisition by the Company.


     - FRANCHISING OPPORTUNITIES. Suburban believes that the combination of its experience in franchising, its strong relations with its six existing franchisees, each of whom is an experienced independent real estate developer, and the potential attractive return on investment for Suburban Lodge facilities will facilitate the expansion of the Suburban Lodge chain throughout the country.


     Since 1987, the Suburban Lodge system has achieved attractive growth, operating results and returns on investment. From December 31, 1991 through December 31, 1995, (i) the number of Suburban Lodge facilities in operation increased from four to 12; (ii) average occupancy increased from 90.3% to 97.6% for facilities open at least one year; (iii) average weekly rates increased from $110.38 to $139.69 for facilities open at least one year, representing a compound annual growth rate of approximately 6.1% and (iv) weekly revenue per available room ("Weekly REVPAR") increased from $99.72 to $136.39 for facilities open at least one year, representing a compound annual growth rate of 8.1%.



     Immediately prior to, or simultaneously with, the closing of the Offering, the Company will (i) acquire from certain partnerships and limited liability companies (the "Affiliated Entities") owned in whole or in part by certain affiliates of the Company, seven of the Existing Facilities and four of the Construction Facilities (these facilities are referred to collectively as the "Affiliated Facilities") and (ii) acquire from certain non-affiliated third parties (the "Third Party Sellers") one of the Existing Facilities, two of the Construction Facilities and two of the Development Facilities (the "Third Party Facilities"). These transactions are referred to herein as the "Corporate Organization." See "Corporate Organization" and "Certain Transactions."


     Upon completion of the Offering, the Company's executive officers and directors will beneficially own, in the aggregate, approximately 49.1% of the outstanding Common Stock. See "Risk Factors -- Control of the Company by Management" and "Principal Shareholders."


     The Company was incorporated in Georgia in 1987, and its executive offices are located at 120 Interstate North Parkway East, Suite 120, Atlanta, Georgia 30339, and its telephone number is (770) 951-9511.

                                  THE OFFERING

Common Stock offered by the
Company..........................    3,000,000

Common Stock to be outstanding
after the Offering(1)............    7,752,971

Use of proceeds..................    To repay indebtedness assumed in connection
                                     with the acquisition of the Affiliated
                                     Facilities and the Third Party Facilities, to pay the cash portion of the purchase prices for the Affiliated Facilities and the Third Party Facilities, to finance the development of additional Suburban Lodge facilities and for other general corporate purposes. See "Use of Proceeds."

Proposed Nasdaq Stock Market
symbol...........................    SLAM
- ---------------

(1) Includes 3,000,000 shares to be sold in the Offering, 1,163,039 shares to be issued in the Corporate Organization, 3,586,932 shares outstanding after giving effect to the stock split and 3,000 restricted shares granted to non-employee directors under the Company's Non-Employee Directors' Stock Option and Fee Plan (the "Directors' Plan"). Does not include 750,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option and Incentive Award Plan (the "1996 Plan") pursuant to which options to purchase 400,000 shares will be outstanding upon the closing of the Offering, and 100,000 shares reserved for issuance under the Directors' Plan pursuant to which options to purchase 4,500 shares will be outstanding upon the closing of the Offering. See "Management -- 1996 Stock Incentive Plans."

       COMBINED SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES SUMMARY HISTORICAL COMBINED AND PRO FORMA FINANCIAL AND OPERATING DATA
            (IN THOUSANDS, EXCEPT SHARE AND CERTAIN OPERATING DATA)


     The following table sets forth: (i) combined historical financial information for Suburban Lodges of America, Inc. and Affiliated Entities and
(ii) pro forma financial information for the Company presented as if the Corporate Organization, the Offering and the use of the net proceeds therefrom had occurred on January 1, 1995. The table includes operating data for the Company-owned and franchised facilities since their respective dates of opening or acquisition. Such data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation," the combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities, the pro forma financial information for the Company and the notes thereto which are contained elsewhere in this Prospectus. The pro forma information does not purport to represent what the Company's financial position or results of operations actually would have been if such transactions had, in fact, occurred on such date or to project the Company's financial position or results of operations at any future date or for any future period.

                                                                                                                       THREE
                                                                                                                      MONTHS
                                                                                                                       ENDED
                                                                                                                       MARCH
                                                                             YEAR ENDED DECEMBER 31,                    31,
                                                               ---------------------------------------------------    -------
                                                                1991       1992       1993       1994       1995       1995
                                                               -------    -------    -------    -------    -------    -------
STATEMENT OF OPERATIONS:
Revenue:
 Room revenue................................................. $ 2,055    $ 2,184    $ 2,893    $ 3,904    $ 4,431    $   980
 Other facility revenue.......................................     146        173        223        290        296         70
 Franchise and other revenue..................................      51        194        247        151        574         92
                                                               -------    -------    -------    -------    -------    -------
       Total revenue..........................................   2,252      2,551      3,363      4,345      5,301      1,142
                                                               -------    -------    -------    -------    -------    -------
Expenses:
 Facility operating expenses..................................     937      1,058      1,364      1,768      2,072        516
 Corporate operating expenses.................................     336        378        429        737        883        170
 Related party consulting fees................................      --         --         --         --         17          3
 Depreciation and amortization................................     375        323        372        416        460        104
                                                               -------    -------    -------    -------    -------    -------
       Total expenses.........................................   1,648      1,759      2,165      2,921      3,432        793
                                                               -------    -------    -------    -------    -------    -------
Operating income..............................................     604        792      1,198      1,424      1,869        349
Interest expense..............................................     782        614        725        936      1,098        225
                                                               -------    -------    -------    -------    -------    -------
 Income (loss) before income taxes and extraordinary income...   (178)        178        473        488        771        124
Income taxes (benefit)(1).....................................      --         --         --        (14)       (20)        --
Extraordinary income from early extinguishment of debt........      --         --         --        130         --         --
                                                               -------    -------    -------    -------    -------    -------
       Net income (loss)...................................... $ (178)    $   178    $   473    $   632    $   791    $   124
                                                               =========  =========  =========  =========  =========  =========
Pro forma net income per share(2).............................
Pro forma weighted average shares outstanding(2)..............

                                                                 THREE
                                                                MONTHS                COMPANY PRO FORMA
                                                                 ENDED     ---------------------------------------
                                                                 MARCH                       THREE MONTHS ENDED
                                                                  31,       YEAR ENDED            MARCH 31,
                                                                -------    DECEMBER 31,    -----------------------
                                                                 1996          1995          1995          1996
                                                                -------    ------------    ---------     ---------
STATEMENT OF OPERATIONS:
Revenue:
 Room revenue.................................................  $ 1,366     $    5,282     $   1,182     $   1,608
 Other facility revenue.......................................       86            345            82           110
 Franchise and other revenue..................................      253            465            75           232
                                                                -------    ------------    ---------     ---------
       Total revenue..........................................    1,705          6,092         1,339         1,950
                                                                -------    ------------    ---------     ---------
Expenses:
 Facility operating expenses..................................      653          2,458           619           762
 Corporate operating expenses.................................      274          1,276           269           373
 Related party consulting fees................................        6             17             3             6
 Depreciation and amortization................................      116            697           163           174
                                                                -------    ------------    ---------     ---------
       Total expenses.........................................    1,049          4,448         1,054         1,315
                                                                -------    ------------    ---------     ---------
Operating income..............................................      656          1,644           285           635
Interest expense..............................................      286             --            --            --
                                                                -------    ------------    ---------     ---------
 Income (loss) before income taxes and extraordinary income...      370          1,644           285           635
Income taxes (benefit)(1).....................................       26            617           105           238
Extraordinary income from early extinguishment of debt........       --             --            --            --
                                                                -------    ------------    ---------     ---------
       Net income (loss)......................................  $   344     $    1,027     $     180     $     397
                                                                =========  ==============  ===========   ===========
Pro forma net income per share(2).............................              $     0.13                   $     .05
                                                                           ==============                ===========
Pro forma weighted average shares outstanding(2)..............               7,752,971                   7,752,971
CASH FLOW DATA:
EBITDA(3)..................................................... $   979    $ 1,115    $ 1,570    $ 1,840    $ 2,329    $   453
Cash flows provided by (used in):
 Operating activities.........................................   (143)        399        879        929      1,305        295
 Investing activities.........................................   (129)        (15)    (2,349)      (651)    (4,791)      (341)
 Financing activities.........................................     348       (273)     1,561       (238)     3,707        128
OPERATING DATA(4):
Number of facilities open at end of period:
 Company-owned................................................       3          3          5          5          6          5
 Franchised(5)................................................       1          3          3          4          6          4
                                                               -------    -------    -------    -------    -------    -------
   System-wide................................................       4          6          8          9         12          9
                                                               =========  =========  =========  =========  =========  =========

CASH FLOW DATA:
EBITDA(3).....................................................  $   772             --            --            --
Cash flows provided by (used in):
 Operating activities.........................................      335             --            --            --
 Investing activities.........................................   (1,802)            --            --            --
 Financing activities.........................................    1,547             --            --            --
OPERATING DATA(4):
Number of facilities open at end of period:
 Company-owned................................................        6              7             6             7
 Franchised(5)................................................        7              5             3             6
                                                                -------    ------------    ---------     ---------
   System-wide................................................       13             12             9            13
                                                                =========  ==============  ===========   ===========
Company-owned facilities:
 Occupancy...................................................   90.9%       92.9%       95.5%       97.7%       95.8%       97.4%
 Average weekly rate......................................... $111.34     $116.59     $121.96     $128.69     $136.77     $129.75
 Weekly REVPAR(6)............................................ $101.26     $108.27     $116.47     $125.74     $130.93     $126.38
Franchised facilities(5):
 Occupancy...................................................   88.4%       85.9%       96.8%       98.9%       93.2%       99.3%
 Average weekly rate......................................... $107.42     $119.15     $123.21     $131.03     $146.34     $136.02
 Weekly REVPAR(6)............................................ $ 94.96     $101.57     $119.23     $129.59     $135.44     $135.13

Company-owned facilities:
 Occupancy...................................................    96.1%          96.3%         97.7%       96.5%
 Average weekly rate.........................................  $148.38       $ 135.91       $128.92     $148.62
 Weekly REVPAR(6)............................................  $142.75       $ 130.76       $125.89     $143.45
Franchised facilities(5):
 Occupancy...................................................    91.1%          91.6%         99.5%       89.7%
 Average weekly rate.........................................  $155.89       $ 150.54       $139.62     $157.00
 Weekly REVPAR(6)............................................  $140.95       $ 137.01       $138.90     $139.71


                                                                                                             MARCH 31, 1996
                                                                                                      -----------------------------
                                                                                                      PRO FORMA(7)   AS ADJUSTED(8)
                                                                                                      ------------   -------------
BALANCE SHEET DATA:
Total assets...........................................................................................   $ 19,698     $ 42,563
Long-term debt.........................................................................................     15,780         --
Shareholders' equity...................................................................................      1,794       42,028

- ---------------

 (1) Historical financial data does not include a provision for income taxes for Affiliated Entities because such entities were limited liability companies or partnerships not subject to income taxes. Income taxes or income tax benefits have been provided for Suburban Lodges of America, Inc. and its subsidiaries where appropriate under Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes." Federal and state income taxes have been provided for the Company on a pro forma basis at a combined effective tax rate of 37.5%. See Note 7 to the Combined Financial Statements.
 (2) Pro forma per share information assumes that the 7,752,971 shares issued in connection with the Corporate Organization, the related stock split and the Offering were issued on January 1, 1995. Outstanding shares of Suburban Lodges of America, Inc. differ substantially from the shares of Common Stock that will be outstanding after the Offering. Accordingly, the Company believes that the presentation of historical per share information is not meaningful.

 (3) EBITDA represents income (loss) before interest expense, income taxes (if applicable) and depreciation and amortization. EBITDA is a commonly used financial analysis tool for measuring and comparing lodging companies and other companies with significant amortization and depreciation expense and for analyzing operating performance, leverage and liquidity of such companies. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.


 (4) Pro forma operating data includes the Forest Park facility, which will be acquired from a Third Party Seller, as a Company-owned facility.


 (5) Data for the franchised facilities is not included in the financial and operating data included above.


 (6) Weekly REVPAR is determined by dividing room revenue by available guest rooms for the applicable period and multiplying by seven.


 (7) The pro forma balance sheet data is presented as if the Corporate Organization had occurred on March 31, 1996 and does not give effect to the Offering.


 (8) The as adjusted pro forma balance sheet data is presented as if the Corporate Organization, the sale by the Company of 3,000,000 shares of Common Stock at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom had occurred on March 31, 1996.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

DEVELOPMENT RISKS


     The Company intends to grow primarily by developing and franchising additional Suburban Lodge facilities. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue or profitability levels once opened, the risk of competition for suitable development sites from competitors which have greater financial resources than the Company, the risk of incurring substantial costs in the event a development project must be abandoned prior to completion, changes in governmental rules, regulations and interpretations and general economic and business conditions. Although the Company intends to manage development to reduce such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations. The Company currently intends to complete construction of eight Company-owned facilities during 1996, to complete approximately 15 Company-owned facilities in 1997 and to continue an active development program thereafter. There can be no assurance that the Company will be able to complete all of these facilities or do so on a timely basis or within budget. As of the date of this Prospectus, the facilities expected to open in 1997 are in various stages of planning, and the Company has acquired or has an option to acquire the sites for five of these facilities.



     In general, the Company takes approximately 12 months to develop a Suburban Lodge facility, including seven to eight months devoted to construction. The Company anticipates that the total cost of each of the six Company-owned Construction Facilities, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs, will range from $3.1 million to $3.4 million (or approximately $23,300 to $26,500 per guest room). The Company anticipates the total aggregate cost to open all of the Company-owned Construction Facilities and Development Facilities will be $32.3 million. In the past, Suburban Lodge facilities have, on average, reached 90% occupancy within 90 days of opening; however, there can be no assurance that each new facility will obtain such figures within such time period.


MANAGEMENT OF GROWTH

     Suburban has experienced rapid growth in its revenues, the number of its employees and the scope of its operations. This growth has resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as added demands on the Company's operating and financial systems. In addition, as the Company continues to pursue an accelerated expansion strategy through the development and franchising of new Suburban Lodge facilities, new Company-owned and franchised facilities will be opened in geographic markets in which the Company has limited or no previous operating or franchise experience. The Company's growth will depend on the efforts of key management personnel and the Company's ability to attract or develop new management personnel and to integrate these new employees into its overall operations. If the Company is unable to manage growth effectively, the Company's business and results of operations could be materially and adversely affected. See "Business -- Business Strategy."


RISKS OF INDEPENDENT FINANCING



     The Company expects that it will require additional financing over time, the amount of which will depend on a number of factors, including the number of facilities the Company constructs and the cash flow generated by its facilities. The Company has obtained a commitment for a $50 million line of credit (the "Line of Credit"), which it anticipates will be available upon the closing of this Offering; however, $25 million of the Line of Credit is subject to obtaining commitments from other lenders, and there can be no assurance that such commitments will be obtained. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The terms of any additional financing the

Company may be able to procure are unknown at this time. Any future debt financing or issuances of preferred stock by the Company will be senior to the rights of the holders of Common Stock, and any future issuances of Common Stock will result in the dilution of the then-existing shareholders' proportionate equity interests in the Company.

DEPENDENCE ON SENIOR MANAGEMENT

     Suburban's continued success will depend to a significant extent upon the efforts and abilities of its senior management and key employees, including David E. Krischer, the founder, Chairman of the Board, Chief Executive Officer and President of the Company. The loss of Mr. Krischer's services could have a material adverse effect upon the Company; however, the Company carries a $3 million key man life insurance policy on Mr. Krischer's life. See
"Management -- Directors and Executive Officers."

CONTROL OF THE COMPANY BY MANAGEMENT


     It is expected that after consummation of the Offering, Mr. Krischer will beneficially own approximately 35.8% of the outstanding shares of Common Stock of the Company and, together with the other executive officers and directors of the Company as a group, will own 49.1% of the outstanding shares of Common Stock. By reason of such holdings, these shareholders acting as a group will be able to control the affairs and policies of the Company and will be able to elect a sufficient number of directors to control the Company's Board of Directors and to approve or disapprove any matter submitted to a vote of the shareholders, including certain fundamental corporate transactions (such as certain mergers and sales of assets) requiring shareholder approval. See "Principal Shareholders." The Board of Directors will control the declaration and determination of the size of dividends.



FAIR MARKET VALUE OF FACILITIES CONTRIBUTED MAY BE LESS THAN CONSIDERATION PAID



     Although the price of each Affiliated Facility and each Third Party Facility was based on an appraisal performed by an independent appraiser, the Affiliated Entities may not have been able to sell the facilities in the open market to an unrelated third party at the same price. The Company, however, believes that the terms of such transactions are fair to the Company. In connection with the sale to the Company of the Affiliated Facilities, Messrs. Krischer, Kuse and McGovern and their respective affiliates will receive 351,694, 227,122 and 150,364 shares of Common Stock, respectively, and $84,600, $545,700 and $386,600 of cash, respectively. See "Corporate Organization" and "Certain Transactions."


RISKS ASSOCIATED WITH THE LODGING INDUSTRY

     The economy extended stay segment of the lodging industry, in which the Company operates, may be adversely affected by changes in national or local economic conditions and other local market conditions, such as an oversupply of lodging or a reduction in demand for lodging in a geographic area, changes in travel patterns, extreme weather conditions, changes in governmental regulations which influence or determine wages, prices, construction costs or methods of operation, changes in interest rates, the availability of financing for operating or capital needs and changes in real estate tax rates and other operating expenses. In addition, due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits. These risks may be exacerbated by the relatively illiquid nature of real estate holdings. Downturns or prolonged adverse conditions in real estate or capital markets or in national or local economies or the inability of the Company to dispose of an investment when it finds disposition to be advantageous or necessary could have a material adverse impact on the Company.

COMPETITION IN THE LODGING INDUSTRY

     The lodging industry is highly competitive. Competitive factors within the industry include room rates, quality of accommodations, name recognition, supply and availability of alternative lodging, including short-term lease apartments, service levels, name recognition, reputation, reservation systems and convenience of location. Each of the Existing Facilities and Construction Facilities is located, and each of the Development Facilities will be located, in a developed area that includes competing lodging facilities. The number of competitive lodging facilities in a particular area could have a material adverse effect on occupancy, average weekly rates and Weekly REVPAR of the Existing Facilities and Construction Facilities or facilities developed or acquired in the future. See "Business -- Competition."

     The Company anticipates that competition within the extended stay lodging market will increase substantially in the foreseeable future. A number of other lodging chains and developers recently have announced their intent to develop or are already attempting to develop extended stay lodging facilities which may compete with the Company's facilities. In particular, some of these entities have announced their intent to target the economy segment of the extended stay market in which the Company competes. The Company may compete for guests and for new development sites with certain of these established entities which have greater financial resources than the Company and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than the Company can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve facilities in markets in which the Company competes, thereby materially adversely affecting the Company's business and results of operations.

REAL ESTATE INVESTMENT RISKS

  General Risks

     The Company's investment in its facilities will be subject to varying degrees of risk generally incident to the ownership and operation of real property. The underlying value of the Company's real estate investments is significantly dependent upon its ability to maintain or increase cash provided by operations. The value of the Company's facilities and the income from the facilities may be materially adversely affected by changes in national economic conditions, changes in general or local economic conditions and neighborhood characteristics, competition from other lodging facilities, changes in real property tax rates and in the availability, cost and terms of financing, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in operating expenses, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, changes in zoning laws and other factors which are beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of the Company's investment.

  Uninsured and Underinsured Losses Could Result in Loss of Value of Facilities

     Suburban maintains comprehensive insurance on each of its facilities, including liability, fire and extended coverage. The Company believes this coverage is of the type and amount customarily obtained for or by an owner of similar real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Company uses its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to obtaining appropriate insurance on the Company's facilities at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a loss would be insufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such facility.

COMPETITION FOR AND DEPENDENCE ON FRANCHISEES

     One of the Company's sources of revenue is franchise agreements with facility owners. The Company competes with national and regional brand franchisors, most of which have greater name recognition and financial resources than the Company. Competition for franchisees is intense among national brand franchisors in the lodging industry. Suburban believes that its ability to attract a franchisee is based principally upon both the perceived value and quality of its brand names and services and the potential economic advantages to the facility owner of retaining the Company's brand name. The Company believes that the perceived value of a brand name to a facility owner is in part a function of the success of the facilities currently under management. No assurance can be given that the Company will be successful in retaining current or competing for additional franchisees. While the Company does not anticipate that the loss or termination of any single franchise agreement would have a material adverse effect on its operations, the loss of a multi-facility franchisee could have a material adverse effect on the Company's results of operations. Further, the Company is highly dependent upon the efforts of its franchisees with respect to revenues from franchising operations, particularly with franchisees who manage their own facilities. See "Business -- Business Strategy -- Growth Strategy" and " -- Franchise, Development and Management Agreements."


EMPHASIS ON SUBURBAN LODGE FACILITIES


     The Company intends to develop and franchise additional Suburban Lodge facilities. Suburban currently does not intend to develop lodging facilities with other franchisors. Accordingly, Suburban will be subject to risks inherent in concentrating investments in a single franchise brand, such as a reduction in business following adverse publicity related to the brand, which could have a material adverse effect on the Company's business and results of operations.


MARKET CONCENTRATION



     Nine of the Existing Facilities are located in the State of Georgia, and eight of such facilities are located in metropolitan Atlanta. See
"Business -- The Facilities." Therefore, adverse events or conditions which affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of the Company. However, the Line of Credit contains limitations on the Company's ability to expand in the Atlanta, Georgia and Charlotte, North Carolina areas. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


IMPACT OF ENVIRONMENTAL REGULATIONS

     Suburban's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations. In addition, in the event any future legislation is adopted, the Company may from time to time be required to make significant capital and operating expenditures in response to such legislation. Suburban attempts to minimize its exposure to potential environmental liability through its site selection procedures. The Company typically secures an option to purchase land subject to certain contingencies. Prior to exercising such option and purchasing the property, the Company conducts a Phase I environmental assessment (which generally involves a physical inspection and database search, but not soil or groundwater analyses). Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate properly such contaminated property, may materially adversely affect the owner's ability to use or sell such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether such facility is or ever was owned or operated by such person. Certain environmental laws and common-law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs or other hazardous materials. Environmental laws may also impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership and operation of its facilities, the Company may be liable for any such costs. Any potential environmental liability the Company may have solely as a franchisor is less clear; however, the Company's business and results of operations could be materially adversely affected if a franchisee incurred environmental liability. Although the Company has not received any notice of potential liability for environmental cleanups or violations from a federal, state or local government agency and is not currently aware of any material environmental claims pending or threatened against it or any of its franchised facilities, no assurance can be given that such notice will not be served or that a material environmental claim will not be asserted against the Company and its franchised facilities. The cost of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition. See "Business -- Environmental Matters."

GOVERNMENT REGULATION AND COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT

     The lodging industry is subject to numerous federal, state and local government regulations including those relating to building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. The Company is also subject to federal regulations and certain state laws that govern the offer and sale of franchises. Many state laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and termination or nonrenewal of a franchise. Some states require that certain materials be approved before franchises can be offered or sold in that state. The failure to obtain approvals to sell franchises or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could materially adversely affect the Company.

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Existing Facilities and the Construction Facilities are substantially in compliance with these requirements, a determination that the Company or one of its franchisees is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the facilities, including changes to building codes and fire and life-safety codes, may occur. If the Company were required to make substantial modifications at its facilities to comply with the ADA or other changes in governmental rules and regulations, the Company's financial condition and ability to develop new facilities could be materially adversely affected.

PROPERTY TAX AND INSURANCE FLUCTUATIONS

     Each of the Company's facilities is subject to real property taxes. Real property taxes may increase or decrease as property tax rates change and as the facilities are assessed or reassessed by taxing authorities. Also, each of the Company's facilities is covered by property and casualty insurance. Property and casualty insurance rates may increase depending upon claims experience, insurance market conditions and the replacement value of the facilities.


ANTI-TAKEOVER CONSIDERATIONS


  Staggered Board

     The Company's Board of Directors is divided into three classes serving staggered three-year terms. The terms of the current directors will expire in 1997, 1998 and 1999. The staggered terms of directors may limit the ability of the holders of Common Stock to change control of the Company even if a change of control were in such shareholders' best interests. See "Description of Capital Stock -- Certain Provisions of Georgia Law and the Company's Articles of Incorporation and Bylaws." The foregoing may discourage offers or other bids for the Common Stock at a premium over the market price thereof.


  Articles and Bylaws



     The ownership positions of Mr. Krischer and the other executive officers and directors of the Company as a group, together with the anti-takeover effects of certain provisions in the Company's Articles of Incorporation and Bylaws, may have the effect of delaying, deferring or preventing a change of control of the Company, even if a change of control were in the shareholders' best interests. For example, the Articles of Incorporation require that all shareholder actions must be effected at a duly-called annual or special meeting of shareholders, and the Bylaws require that shareholders follow an advance notification procedure for certain shareholder nominations of candidates for the Board of Directors and for certain other business to be conducted at any meeting of shareholders. In addition, the Company's Articles of Incorporation authorize "blank check" preferred stock, so that the Company's Board of Directors may, without shareholder approval, issue preferred shares through a shareholders rights plan or otherwise, which could inhibit a change of control. See "Description of Capital Stock."



  Georgia Anti-Takeover Statutes



     The Company has adopted both the fair price and business combinations with interested stockholders provisions of the Georgia Business Corporation Code ("Georgia Code"), which, in general, impose restrictions upon acquirors of ten percent or more of the Common Stock. These statutes may delay, defer or prevent a change of control of the Company, even if a change of control were in the shareholders' best interests. See "Description of Capital Stock -- Certain Provisions of Georgia Law and the Company's Articles of Incorporation and Bylaws -- Anti-Takeover Protection."



  Rights Agreement



     The Company's Board of Directors has adopted a Rights Agreement (the "Rights Agreement"). Pursuant to the terms of the Rights Agreement, one right (a "Right") will be issued in respect of each share of Common Stock outstanding upon the consummation of the Offering, including the shares issued in connection with the Corporate Organization. Rights will also attach to shares of Common Stock issued after the Corporate Organization and the Offering but prior to the date on which the Rights are distributed pursuant to the terms of the Rights Agreement. Each Right will entitle the holder thereof to purchase a fraction of a share of the Company's Series A Participating Cumulative Preferred Stock or, in certain instances, Common Stock or stock of the Acquiring Person (as defined below) if, in most instances (i) a third party or group (an "Acquiring Person") acquires beneficial ownership of 15% or more of the Common Stock or (ii) a tender or exchange offer that would result in a person or group becoming an Acquiring Person is commenced. The Rights Plan will be in effect through May 2006 and could have the effect of discouraging tender offers or other transactions which could result in shareholders receiving a premium over the market price for the Common Stock. See "Description of Capital Stock -- Rights Agreement."



ABSENCE OF PRIOR PUBLIC MARKET



     Prior to the Offering, there has been no public market for shares of the Common Stock, and there can be no assurance that an active trading market will develop or, if developed, will be sustained. The Company has been informed by Montgomery Securities and J.C. Bradford & Co. that they intend to make a market in the Common Stock following the Offering, although there can be no assurance that they will make such a market. The initial public offering price of the Common Stock will be determined through negotiations with the representatives of the Underwriters. See "Underwriting" for the factors to be considered in determining the initial public offering price of the shares of Common Stock.



VOLATILITY OF MARKET PRICE


     After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations due to variations in quarterly operating results and other factors, such as changes in general conditions in the economy, the financial markets or the lodging industry, natural disasters or other developments affecting the Company or its competitors. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance, and these broad fluctuations may materially adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     Approximately 4,752,971 shares of Common Stock will become eligible for sale in the public market at various times after the completion of the Offering, subject to compliance with an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), such as Rule 144 or Rule 144A. The holders of these shares have agreed that they will not sell any shares of Common Stock held by them (other than shares acquired in the Offering or acquired thereafter in the public market) for a period of 180 days from the date of this Prospectus, subject to certain exceptions, without the consent of Montgomery Securities (one of the representatives of the Underwriters), which may be withheld in its sole discretion. The Company intends to register under the Securities Act, shortly after the completion of the Offering, all shares reserved for issuance under the 1996 Plan and the Directors' Plan. The Company has also granted "piggyback" registration rights to the persons who will receive Common Stock in the Corporate Organization with respect to the shares acquired in the Corporate Organization and all other shares of Common Stock owned by such individuals. Accordingly, approximately 4,750,000 shares are subject to registration rights. See "Description of Capital Stock -- Registration Rights." In addition, the Company may consider filing a registration statement covering shares of Common Stock that may be issued in connection with potential future acquisitions and resales thereof by the recipients, although no such acquisitions are currently contemplated. Shares so registered could be sold in the public market. No predictions can be made as to the effect, if any, that market sales of such shares or the availability of such shares for sale would have on the market price for shares of Common Stock prevailing from time to time. Sales of substantial amounts of shares of Common Stock in the public market following the Offering could materially adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."



IMMEDIATE AND SUBSTANTIAL DILUTION



     The purchasers of the shares of Common Stock offered hereby will experience an immediate and substantial dilution of $9.64 per share on a pro forma net tangible book value basis. See "Dilution."



DIVIDEND POLICY


     The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                             CORPORATE ORGANIZATION


     Immediately prior to, or simultaneously with, the closing of the Offering, the Company will, directly or through its subsidiaries, (i) acquire through merger from certain partnerships and limited liability companies, in which Messrs. Krischer, Kuse or McGovern and certain officers of the Company have interests, seven of the Existing Facilities and four of the Construction Facilities and (ii) acquire through merger or acquisition of assets from the Third Party Sellers one of the Existing Facilities, two of the Construction Facilities and two of the Development Facilities. In connection with these transactions, the owners of the Affiliated Entities will receive shares of Common Stock and cash. Two of the Third Party Sellers will receive a combination of Common Stock and cash, two of the Third Party Sellers will receive all cash and one of the Third Party Sellers will receive all Common Stock. The price to be paid for each Affiliated Facility and each Third Party Facility was based upon an appraisal performed by an independent appraiser. See "Risk
Factors -- Fair Market Value of Facilities Contributed May be Less than Consideration Paid." After the completion of the Corporate Organization, all of the facilities in which Messrs. Krischer, Kuse or McGovern and certain officers of the Company have an ownership interest will be owned by the Company.


     In connection with these transactions, the owners of the Affiliated Entities will receive (i) an aggregate of 999,483 shares of Common Stock, including 896,099 shares issuable to affiliates of the Company (including 351,694 shares issuable to Mr. Krischer, 227,122 shares issuable to Mr. Kuse and his affiliates, 150,364 shares issuable to Mr. McGovern, an aggregate of 142,709 shares issuable to HS II Associates, L.P. and HS III Associates, L.P. (significant investors in many of the Affiliated Entities and together the second largest shareholder of the Company prior to the Corporate Organization, hereinafter referred to as "HS Associates") and 24,210 shares issuable to the other officers of the Company as a group) and (ii) $2.9 million in cash (including $84,600 to Mr. Krischer, $545,700 to Mr. Kuse and his affiliates, $386,600 to Mr. McGovern and $48,000 to the other officers of the Company as a group). The Company will pay $385,000 in cash to acquire certain minority interests in one of the Affiliated Entities and will pay a $100,000 development fee (of which $25,000 is payable to Mr. Krischer). The Company will also assume an aggregate of approximately $18.5 million of indebtedness secured by the Affiliated Facilities and approximately $1.3 million owed to affiliates of the Company, including approximately $144,700 to Mr. Krischer and his affiliates, $1.1 million to Mr. Kuse and his affiliates and $84,000 to Mr. McGovern. See "Certain Transactions." The acquisition of all but two of the Affiliated Entities will be accounted for as if it was a pooling of interests. As a result, there will be no increase in the carrying value of such interests. The purchase method of accounting will be applied with respect to the acquisition of two of the Affiliated Entities.

     The aggregate purchase price for the Third Party Facilities is expected to be approximately $12.7 million, which will be paid by the delivery to the Third Party Sellers of approximately $4.7 million in cash and approximately 163,556 shares of Common Stock and includes the assumption of approximately $5.6 million of debt secured by the Third Party Facilities. The purchase method of accounting will be applied with respect to the acquisition of the Third Party Facilities.

     As part of the Corporate Organization, the Company will effect a stock split of approximately 2,421-for-1. The number of shares issued in the Corporate Organization is based upon an assumed initial public offering price of $15.00 per share. Accordingly, the number of shares issued in the Corporate Organization will vary based on the actual initial public offering price, and a corresponding adjustment may be required to the stock split.


     Immediately prior to consummation of the Corporate Organization, the Affiliated Entities intend to distribute to Mr. Krischer, as agent, the cash and cash equivalents of the Affiliated Entities for purposes of liquidating current liabilities and making final distributions to the owners of the Affiliated Entities. As of March 31, 1996, the cash to be distributed to Mr. Krischer, as agent, aggregated approximately $814,000. As of March 31, 1996, Messrs. Krischer, Kuse and McGovern would have received approximately $245,000, $152,000 and $90,000, respectively, of such distributions after liquidation of certain liabilities in the amount of approximately $323,000. Such distributions are expected to reduce substantially the cash balances of the Affiliated Entities immediately prior to the closing of the Offering.

     Each of the agreements pursuant to which the Company will acquire the Affiliated Facilities and the Third Party Facilities contains standard representations and warranties on the part of the sellers, including representations and warranties regarding title to the acquired assets, environmental matters, financial statements and undisclosed liabilities. Each agreement also contains standard conditions to closing, including accuracy of the representations and warranties made therein. In addition, the owners of the Affiliated Entities and the Third Party Sellers have agreed, severally and not jointly, to indemnify the Company, under certain limited circumstances, for breaches of the representations and warranties made by the Affiliated Entities and the Third Party Sellers in the acquisition agreements, including representations and warranties regarding environmental matters.


                                USE OF PROCEEDS

     The net proceeds to the Company from the Offering are estimated to be approximately $40.5 million ($46.8 million if the Underwriters' over-allotment option is exercised in full) assuming an initial public offering price of $15.00 per share and after deduction of the underwriting discount and other estimated offering expenses. The Company intends to use such net proceeds as follows:

    Repayment of indebtedness assumed in connection with the Corporate
      Organization.........................................................  $25.8 million
    Payment of cash in connection with the acquisition of facilities.......    7.6 million
    Development of additional Suburban Lodge facilities and general
      corporate purposes...................................................    7.1 million
                                                                             -------------
              Total........................................................  $40.5 million
                                                                               ===========


     Mortgage indebtedness to be repaid with a portion of the net proceeds of the Offering ($13.3 million) bears interest, as of March 31, 1996, at annual rates ranging from 8.5% to 10.75% and matures at various times from 1999 to 2018. Construction loans to be repaid with a portion of the net proceeds of the Offering ($10.6 million) bear interest, as of March 31, 1996, at annual rates ranging from 8.5% to 11.0% and mature in 2002. Indebtedness to be repaid to the owners of the Affiliated Entities, including Messrs. Krischer, Kuse and McGovern ($1.9 million), bears interest at annual rates ranging from 10.0% to 12.5% and matures at various times from 1996 to 2003. See Notes 3 and 6 of Notes to Combined Financial Statements. Indebtedness incurred within the last year was used for the development and construction of certain Company-owned Existing Facilities, Construction Facilities and Development Facilities. See "Certain Transactions."



     Suburban intends to complete construction of the Company-owned Construction Facilities and finance the development of the Company-owned Development Facilities and other future developments with a portion of the net proceeds of the Offering, cash flow from operations, borrowings under the Line of Credit and future securities offerings. Suburban anticipates that the total development and construction costs for completion of the Company-owned Construction Facilities and the Company-owned Development Facilities will be approximately $22.2 million and that after the application of a portion of the net proceeds of the Offering, the Company will have to borrow approximately $15.2 million under the Line of Credit to complete these facilities.


     Pending use of the proceeds as set forth above, the net proceeds will be invested in interest-bearing, short-term, investment grade securities or money market accounts. Such investments may include, for example, government and government agency securities, certificates of deposit and interest-bearing bank deposits.

                                DIVIDEND POLICY


     The Company has not paid dividends on its Common Stock. The Board of Directors intends to continue a policy of retaining earnings to finance the Company's growth and, therefore, does not anticipate paying any such dividends in the foreseeable future. In addition, the Line of Credit does, and future financing arrangements may, impose minimum net worth covenants and other limitations that could restrict the Company's right to pay dividends.

                                 CAPITALIZATION


     The following table sets forth the pro forma short-term debt and capitalization of the Company as of March 31, 1996, as if the Corporate Organization occurred on such date, and as adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the selected financial data, the historical and combined pro forma financial statements of the Company and the related notes thereto contained elsewhere in this Prospectus.



                                                                              MARCH 31, 1996
                                                                          -----------------------
                                                                          PRO FORMA   AS ADJUSTED
                                                                          ---------   -----------
                                                                              (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt and capital lease obligations.......   $   536      $    --
  Current portion of notes payable to affiliates........................     1,053           --
                                                                          ---------   -----------
          Total short-term debt.........................................   $ 1,589      $    --
                                                                          ========    =========
Long-term debt and capital lease obligations............................   $15,168      $    --
Long-term notes payable to affiliates...................................       612           --
Shareholders' equity:
  Preferred Stock, par value $1.00 per share, 5,000,000 shares
     authorized; no shares issued and outstanding.......................        --           --
  Common Stock, par value $0.01 per share, 100,000,000 shares authorized; 4,752,971 shares issued and outstanding; 7,752,971
     shares issued and outstanding, as adjusted(1)......................        48           78
  Additional paid-in capital............................................     1,746       41,950
                                                                          ---------   -----------
       Total shareholders' equity.......................................     1,794       42,028
                                                                          ---------   -----------
          Total capitalization..........................................   $17,574      $42,028
                                                                          ========    =========


- ---------------

(1) Does not include 750,000 shares of Common Stock reserved for issuance under the 1996 Plan pursuant to which options to purchase 400,000 shares will be outstanding upon the closing of the Offering, and 100,000 shares reserved for issuance under the Directors' Plan pursuant to which options to purchase 4,500 shares will be outstanding upon the closing of the Offering. See "Management -- 1996 Stock Incentive Plans."

                                    DILUTION


     As of March 31, 1996, the pro forma net tangible book value of the Company, giving effect to the transactions (other than the Offering) described in the notes to the pro forma consolidated balance sheet contained elsewhere in this Prospectus, was approximately $1,308,000, or $0.28 per share of Common Stock. Net tangible book value per share is defined as the book value of tangible assets of the Company, less all liabilities, divided by the number of outstanding shares of Common Stock. After giving effect to the Offering at an assumed initial public offering price of $15.00 per share, and after deducting estimated offering expenses and the underwriting discount, the pro forma net tangible book value of the Company at March 31, 1996, would have been approximately $41,558,000, or $5.36 per share. This represents an immediate increase in such net tangible book value of $5.08 per share to the existing shareholders and an immediate dilution of $9.64 per share to purchasers of shares in the Offering. The following table illustrates the per share dilution:



    Assumed initial public offering price.................................          $15.00
      Pro forma net tangible book value per share as of March 31, 1996
         (adjusted for the Corporate Organization, but excluding the net proceeds of the Offering)........................................  $0.28
      Increase in pro forma net tangible book value per share attributable
         to payments by purchasers of shares in the Offering..............   5.08
      Pro forma net tangible book value per share after the Corporate
         Organization and the Offering....................................            5.36
                                                                                    ------
    Dilution per share to new investors...................................          $ 9.64
                                                                                    ======



     The following table summarizes, as of March 31, 1996, and after giving effect to the Corporate Organization and the Offering, the differences between
(i) the existing shareholders, (ii) the owners of the Affiliated Entities and the Third Party Sellers and (iii) the investors in the Offering, with respect to the number of shares purchased, the total consideration paid to the Company and the average price per share of Common Stock.



                                               SHARES PURCHASED      TOTAL CONSIDERATION
                                              -------------------   ---------------------   AVERAGE PRICE
                                               NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                                              ---------   -------   -----------   -------   -------------
Shares owned by existing shareholders.......  3,586,932     46.3%   $     1,014       --%      $    --
Shares issued in the Corporate
  Organization..............................  1,166,039     15.0      6,193,707     12.1          5.31
Shares purchased in the Offering............  3,000,000     38.7     45,000,000     87.9         15.00
                                              ---------   -------   -----------   -------
          Total.............................  7,752,971    100.0%   $51,194,721    100.0%
                                               ========    =====     ==========    =====



     The foregoing table excludes 750,000 shares of Common Stock reserved for issuance pursuant to the 1996 Plan and 100,000 shares reserved for issuance under the Directors' Plan. See "Management -- 1996 Stock Incentive Plans."

                SELECTED COMBINED HISTORICAL FINANCIAL DATA (1)

                        SUBURBAN LODGES OF AMERICA, INC.
                            AND AFFILIATED ENTITIES

                   (IN THOUSANDS, EXCEPT FOR OPERATING DATA)



     The selected combined financial data set forth below has been derived from the historical combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities. The historical combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities for the three years ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent accountants, whose report thereon appears elsewhere herein. The selected data for the years 1991 and 1992 and the three month periods ended March 31, 1995 and 1996 have been derived from the unaudited combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities. In the opinion of management, the unaudited financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information set forth therein. The combined historical results for the three months ended March 31, 1995 and 1996 are not necessarily indicative of the results for a full year. These selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical combined financial statements and related notes thereto of Suburban Lodges of America, Inc. and Affiliated Entities.



                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1991      1992      1993      1994      1995      1995      1996
                                            -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS:
Revenue:
  Room revenue............................  $ 2,055   $ 2,184   $ 2,893   $ 3,904   $ 4,431   $   980   $ 1,366
  Other facility revenue..................      146       173       223       290       296        70        86
  Franchise and other revenue.............       51       194       247       151       574        92       253
                                            -------   -------   -------   -------   -------   -------   -------
    Total revenue.........................    2,252     2,551     3,363     4,345     5,301     1,142     1,705
                                            -------   -------   -------   -------   -------   -------   -------
Expenses:
  Facility operating expenses.............      937     1,058     1,364     1,768     2,072       516       653
  Corporate operating expenses............      336       378       429       737       883       170       274
  Related party consulting fees...........       --        --        --        --        17         3         6
  Depreciation and amortization...........      375       323       372       416       460       104       116
                                            -------   -------   -------   -------   -------   -------   -------
    Total expenses........................    1,648     1,759     2,165     2,921     3,432       793     1,049
                                            -------   -------   -------   -------   -------   -------   -------
Operating income..........................      604       792     1,198     1,424     1,869       349       656
Interest expense..........................      782       614       725       936     1,098       225       286
                                            -------   -------   -------   -------   -------   -------   -------
  Income (loss) before income taxes and
    extraordinary income..................     (178)      178       473       488       771       124       370
Income taxes (benefit)(2).................       --        --        --       (14)      (20)       --        26
Extraordinary income from early
  extinguishment of debt..................       --        --        --       130        --        --        --
                                            -------   -------   -------   -------   -------   -------   -------
  Net income (loss).......................  ($  178)  $   178   $   473   $   632   $   791   $   124   $   344
                                            ========  ========  ========  ========  ========  ========  ========
CASH FLOW DATA:
EBITDA(3).................................  $   979   $ 1,115   $ 1,570   $ 1,840   $ 2,329   $   453   $   772
Cash flows provided by (used in):
  Operating activities....................     (143)      399       879       929     1,305       295       335
  Investing activities....................     (129)      (15)   (2,349)     (651)   (4,791)     (341)   (1,802)
  Financing activities....................      348      (273)    1,561      (238)    3,707       128     1,547
(Notes on following page)

                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                        YEAR ENDED DECEMBER 31,                   MARCH 31,
                                            -----------------------------------------------   -----------------
                                             1991      1992      1993      1994      1995      1995      1996
                                            -------   -------   -------   -------   -------   -------   -------
OPERATING DATA:
Number of facilities open at end of
  period:
  Company-owned...........................        3         3         5         5         6         5         6
  Franchised(4)...........................        1         3         3         4         6         4         7
                                            -------   -------   -------   -------   -------   -------   -------
    System-wide...........................        4         6         8         9        12         9        13
                                            ========  ========  ========  ========  ========  ========  ========
Company-owned facilities:
  Occupancy...............................     90.9%     92.9%     95.5%     97.7%     95.8%     97.4%     96.1%
  Average weekly rate.....................  $111.34   $116.59   $121.96   $128.69   $136.77   $129.75   $148.38
  Weekly REVPAR(5)........................  $101.26   $108.27   $116.47   $125.74   $130.93   $126.38   $142.75
Franchised facilities(4):
  Occupancy...............................     88.4%     85.9%     96.8%     98.9%     93.2%     99.3%     91.1%
  Average weekly rate.....................  $107.42   $119.15   $123.21   $131.03   $146.34   $136.02   $155.89
  Weekly REVPAR(5)........................  $ 94.46   $101.57   $119.23   $129.59   $135.44   $135.13   $140.95
COMBINED BALANCE SHEET DATA:
  Total assets............................  $ 6,101   $ 5,872   $ 9,097   $ 9,640   $15,004   $ 9,957   $16,820
  Long-term debt..........................    6,231     6,258     9,357    10,072    13,818    10,339    15,514
  Shareholders' equity (deficit)..........     (649)     (623)     (512)     (692)      214      (706)      408


- ---------------

(1) The table includes operating data for the Company-owned and franchised facilities since their respective dates of opening or acquisition.
(2) Historical financial data does not include a provision for income taxes for Affiliated Entities because such entities were limited liability companies or partnerships not subject to income taxes. Income taxes or income tax benefits have been provided for Suburban Lodges of America, Inc. and its subsidiaries where appropriate under SFAS 109, "Accounting for Income Taxes." See Note 7 to the Combined Financial Statements.

(3) EBITDA represents income (loss) before interest expense, income taxes (if applicable) and depreciation and amortization. EBITDA is a commonly used financial analysis tool for measuring and comparing lodging companies and other companies with significant amortization and depreciation expense and for analyzing operating performance, leverage and liquidity of such companies. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.


(4) Data for the franchised facilities is not included in the financial and operating data included above.


(5) Weekly REVPAR is determined by dividing room revenue by available guest rooms for the applicable period and multiplying by seven.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                        SUBURBAN LODGES OF AMERICA, INC.
            FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE THREE MONTH
                     PERIODS ENDED MARCH 31, 1995 AND 1996
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)



     The Company's unaudited pro forma combined statements of operations for the year ended December 31, 1995 and for the three month periods ended March 31, 1995 and 1996 are presented as if the Corporate Organization, the Offering and the application of the net proceeds therefrom had occurred as of January 1, 1995. See "Use of Proceeds." The pro forma information is based in part upon the combined statement of operations which should be read in conjunction with the combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities and the notes thereto and the financial statements of Gulf Coast Associates, Ltd. d/b/a Suburban Lodge of Forest Park and the notes thereto which are contained elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the effect of these transactions have been made.



     The following unaudited pro forma combined statements of operations are not necessarily indicative of what actual results of operations of the Company would have been assuming such transactions had been completed as of January 1, 1995, nor do they purport to represent the results of operations for future periods.



                                                          YEAR ENDED DECEMBER 31, 1995
                                   --------------------------------------------------------------------------
                                       SUBURBAN
                                        LODGES
                                   OF AMERICA, INC.
                                    AND AFFILIATED    GULF COAST ASSOCIATES,
                                       ENTITIES         LTD. (FOREST PARK        PRO FORMA          COMPANY
                                      HISTORICAL            FACILITY)           ADJUSTMENTS        PRO FORMA
                                   ----------------   ----------------------   -------------       ----------
Revenue:
  Room revenue...................       $4,431                 $851                                $    5,282
  Other facility revenue.........          296                   49                                       345
  Franchise and other revenue....          574                   --                 ($109)(A)             465
                                       -------               ------                                ----------
          Total revenue..........        5,301                  900                                     6,092
                                       -------               ------                                ----------
Expenses:
  Facility operating expenses....        2,072                  495                  (109)(A)           2,458
  Corporate operating expenses...          883                   --                   393 (B)           1,276
  Related party consulting
     fees........................           17                                                             17
  Depreciation and
     amortization................          460                  128                   109 (C)             697
                                       -------               ------                                ----------
          Total expenses.........        3,432                  623                                     4,448
                                       -------               ------                                ----------
Operating income.................        1,869                  277                                     1,644
Interest expense.................        1,098                  307                (1,405)(D)              --
Income taxes (benefit)...........          (20)                  --                   637 (E)             617
                                       -------               ------                                ----------
Net income (loss)................       $  791                 ($30)                               $    1,027
                                   ===========        ================                              =========
Pro forma net income per
  share(F).......................                                                                  $     0.13
                                                                                                    =========
Pro forma weighted average shares
  outstanding(F).................                                                                   7,752,971


- ---------------

(Notes on following page)

(A) Reflects the elimination of certain intercompany transactions which are as follows: (i) franchise costs -- $27; (ii) management and incentive fees -- $79 and (iii) administrative fees -- $3.
(B) Reflects an increase in: (i) salaries and benefits -- $106; (ii) audit and tax fees -- $65; (iii) legal expenses -- $35; (iv) directors' fees, expenses and stock awards -- $40; (v) directors' and officers' insurance -- $125 and (vi) additional overhead -- $22; in each case, as a result of becoming a public company.

(C) Reflects the following: (i) the elimination of amortization on deferred loan costs on the previous indebtedness -- $26; (ii) the new amortization on deferred loan costs related to $25 million of the Line of Credit -- $125 and (iii) adjustment to record the new depreciation related to the acquisition price of the Forest Park Facility computed using the straight line method over 40 years for buildings and the straight line method over seven years for fixtures and equipment -- $10.

(D) Reflects reduction of interest expense due to the expected repayment of all outstanding indebtedness from the proceeds of the Offering -- $1,098 and the elimination of interest expense on the Forest Park Facility -- $307.
(E) Historical financial data does not include a provision for income taxes for the Existing Facilities or the Construction Facilities because they were owned by partnerships or limited liability companies not subject to income taxes. The historical financial data does include a provision for income taxes for Suburban Lodges of America, Inc. and subsidiaries. The pro forma adjustments reflect federal and state income taxes (assuming a 37.5% combined effective tax rate) as if the Company had been taxed as a C-Corporation.

(F) Pro forma per share information assumes that the 7,752,971 shares issued in connection with the Corporate Organization and its related stock split and the Offering were issued on January 1, 1995. Outstanding shares of Suburban Lodges of America, Inc. differ substantially from the shares of Common Stock that will be outstanding after the Offering. Accordingly, the Company believes that the presentation of historical per share information is not meaningful.

                  PRO FORMA COMBINED STATEMENTS OF OPERATIONS



                        SUBURBAN LODGES OF AMERICA, INC.


             THREE MONTHS ENDED MARCH 31, 1995 AND 1996 (UNAUDITED)


                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                      THREE MONTHS ENDED MARCH 31, 1995                  THREE MONTHS ENDED MARCH 31, 1996
                       ----------------------------------------------------------------  ----------------------------------
                           SUBURBAN                                                          SUBURBAN
                            LODGES                                                            LODGES
                       OF AMERICA, INC.     GULF COAST                                   OF AMERICA, INC.     GULF COAST
                        AND AFFILIATED   ASSOCIATES, LTD.                                 AND AFFILIATED   ASSOCIATES, LTD.
                           ENTITIES        (FOREST PARK      PRO FORMA         COMPANY       ENTITIES        (FOREST PARK
                          HISTORICAL        FACILITY)       ADJUSTMENTS       PRO FORMA     HISTORICAL        FACILITY)
                       ----------------  ----------------  -------------      ---------  ----------------  ----------------
Revenue:
  Room revenue........      $  980             $202                            $ 1,182        $1,366             $242
  Other facility
    revenue...........          70               12                                 82            86               24
  Franchise and other
    revenue...........          92               --            $ (17)(A)            75           253               --
                            ------            -----                           ---------       ------            -----
        Total
          revenue.....       1,142              214                              1,339         1,705              266
                            ------            -----                           ---------       ------            -----
Expenses:
  Facility operating
    expenses..........         516              120              (17)(A)           619           653              130
  Corporate operating
    expenses..........         170               --               99(B)            269           274               --
  Related party
    consulting fees...           3                                                   3             6
  Depreciation and
    amortization......         104               32               27(C)            163           116               34
                            ------            -----                           ---------       ------            -----
        Total
          expenses....         793              152                              1,054         1,049              164
                            ------            -----                           ---------       ------            -----
Operating income......         349               62                                285           656              102
Interest expense......         225               76             (301)(D)            --           286               76
Income taxes
  (benefit)...........                           --              105(E)            105            26               --
                            ------            -----                           ---------       ------            -----
Net income (loss).....      $  124             $(14)                           $   180        $  344             $ 26
                       ============      ============                         ========   ============      ============
Pro forma net income
  per share(F)........
Pro forma weighted
  average shares
  outstanding(F)......


                      THREE MONTHS ENDED MARCH 31, 1996
                      ---------------------------------
                          PRO FORMA         COMPANY
                         ADJUSTMENTS       PRO FORMA
                        -------------      ----------
Revenue:
  Room revenue........                     $    1,608
  Other facility
    revenue...........                            110
  Franchise and other
    revenue...........      $ (21)(A)             232
                                           ----------
        Total
          revenue.....                          1,950
                                           ----------
Expenses:
  Facility operating
    expenses..........        (21)(A)             762
  Corporate operating
    expenses..........         99(B)              373
  Related party
    consulting fees...                              6
  Depreciation and
    amortization......         24(C)              174
                                           ----------
        Total
          expenses....                          1,315
                                           ----------
Operating income......                            635
Interest expense......       (362)(D)              --
Income taxes
  (benefit)...........        212(E)              238
                                           ----------
Net income (loss).....                     $      397
                                           ==========
Pro forma net income
  per share(F)........                     $      .05
                                           ==========
Pro forma weighted
  average shares
  outstanding(F)......                      7,752,971
                                           ==========



(Notes on following page)

(A) Reflects the elimination of certain intercompany transactions which are as follows for 1995: (i) franchise costs -- $6 and (ii) management and incentive fees -- $11. Such adjustments for 1996 are: (i) franchise costs -- $8 and (ii) management and administrative fee -- $13.


(B) Reflects an increase for 1995 and 1996 in: (i) salaries and benefits -- $27; (ii) audit and tax fees -- $16; (iii) legal expenses -- $9; (iv) directors' fees, expenses and stock awards -- $10; (v) directors' and officers' insurance -- $31 and (vi) additional overhead -- $6; in each case, as a result of becoming a public company.


(C) Reflects the following: (i) the elimination of amortization on deferred loan costs on the previous indebtedness -- $7 in 1995 and $10 in 1996; (ii) the new amortization on deferred loan costs related to $25 million of the Line of Credit -- $31 in 1995 and 1996 and (iii) adjustment to record the new depreciation related to the acquisition price of the Forest Park Facility computed using the straight line method over 40 years for buildings and the straight line method over seven years for fixtures and equipment -- $3 in 1995 and 1996.


(D) Reflects reduction of interest expense due to the expected repayment of all outstanding indebtedness from the proceeds of the Offering -- $225 in 1995 and $286 in 1996 and the elimination of interest expense on the Forest Park Facility -- $76 in 1995 and 1996.


(E) Historical financial data does not include a provision for income taxes for the Existing Facilities or the Construction Facilities because they were owned by partnerships or limited liability companies not subject to income taxes. The historical financial data does include a provision for income taxes for Suburban Lodges of America, Inc. and subsidiaries. The pro forma adjustments reflect federal and state income taxes (assuming a 37.5% combined effective tax rate) as if the Company had been taxed as a C-Corporation.


(F) Pro forma per share information assumes that the 7,752,971 shares issued in connection with the Corporate Organization and its related stock split and the Offering were issued on January 1, 1995. Outstanding shares of Suburban Lodges of America, Inc. differ substantially from the shares of Common Stock that will be outstanding after the Offering. Accordingly, the Company believes that the presentation of historical per share information is not meaningful.

                        PRO FORMA COMBINED BALANCE SHEET

                        SUBURBAN LODGES OF AMERICA, INC.

                           MARCH 31, 1996 (UNAUDITED)

                                 (IN THOUSANDS)


     The following unaudited pro forma combined balance sheet is presented as if the Corporate Organization, the Offering at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom had occurred on March 31, 1996. See "Use of Proceeds." Such pro forma information is based in part upon the unaudited historical combined balance sheet which should be read in conjunction with the combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities, and the notes thereto and the financial statements of Gulf Coast Associates, Ltd. d/b/a Suburban Lodge of Forest Park and the notes thereto which are contained elsewhere in this Prospectus. In management's opinion, all adjustments necessary to reflect the effect of these transactions have been made.



     The following unaudited pro forma combined balance sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of March 31, 1996, nor does it purport to represent the future financial position of the Company.



                                SUBURBAN LODGES
                                OF AMERICA, INC.      GULF COAST
                                      AND          ASSOCIATES, LTD.
                                   AFFILIATED        (FOREST PARK                                             COMPANY
                                    ENTITIES          FACILITY)                                                 PRO
                                   HISTORICAL         HISTORICAL      ELIMINATIONS(A)   ADJUSTMENTS            FORMA
                                ----------------   ----------------   ---------------   -----------           -------
ASSETS:
Current Assets:
  Cash and cash equivalents...      $    767            $  162            $  (162)       $  40,500  (B)       $15,026
                                                                                            (3,800) (C)
                                                                                            (3,392) (D)
                                                                                           (15,704) (E)
                                                                                            (1,665) (E)
                                                                                              (250) (F)
                                                                                              (814) (G)
                                                                                              (131) (H)
                                                                                              (385) (I)
                                                                                              (100) (J)
  Prepaid expenses and other
    current assets............           441                13                (13)                               441
  Advances to Affiliates......            30                                                                      30
  Current deferred tax
    asset.....................             7                --                                                     7
                                    --------           -------                                                -------
         Total current
           assets.............         1,245               175                                                15,504
                                    --------           -------                                                -------
Deferred expenses, net........           449                --                                 250  (F)          250
                                    --------                                                                  -------
                                                                                              (449) (K)
Investments in facilities, at
  cost........................        17,222             3,145               (625)           1,280  (C)       28,722
                                                                                             7,700  (D)
Accumulated depreciation......        (2,096)             (625)               625                             (2,096 )
                                    --------           -------                                                -------
  Net investment in
    facilities................        15,126             2,520                                                26,626
Deferred taxes and other
  assets......................            --                 7                 (7)             183  (L)          183
                                    --------           -------                                                -------
         Total assets.........      $ 16,820            $2,702                                               $42,563
                                ==============     ==============                                             ========
(Notes on following page)

                                SUBURBAN LODGES
                                OF AMERICA, INC.      GULF COAST
                                      AND          ASSOCIATES, LTD.
                                   AFFILIATED        (FOREST PARK                                             COMPANY
                                    ENTITIES          FACILITY)                                                 PRO
                                   HISTORICAL         HISTORICAL      ELIMINATIONS(A)   ADJUSTMENTS            FORMA
                                ----------------   ----------------   ---------------   -----------           -------
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current Liabilities:
  Current portion of long-term
    debt and
    capital lease
    obligations...............      $    536            $2,728            $(2,728)       $    (536) (E)       $   --
  Current portion of notes
    payable to affiliates.....         1,053                --                              (1,053) (E)           --
  Accounts payable............           150                47                (47)             (62) (M)           88
  Construction accounts
    payable...................           336                --                                                   336
  Accrued interest............           131                --                                (131) (H)           --
  Accrued expenses and
    other.....................           281               222               (222)            (170) (M)          111
                                    --------           -------                                                -------
         Total current
           liabilities........         2,487             2,997                                                   535
Long-term debt and capital
  lease obligations...........        13,313                --                             (15,168) (E)           --
                                                                                             1,855  (D)
Long-term notes payable to
  affiliates..................           612               448               (448)            (612) (E)           --
                                    --------           -------                                                -------
         Total liabilities....        16,412             3,445                                                   535
Preferred stock, $1.00 par
  value: 5,000,000 shares
  authorized, none issued.....            --                --                                      --
Shareholders' equity:
      Common stock............            --                --                                  78  (N)           78
      Additional paid-in
         capital..............             1                --                              40,500  (B)       41,950
                                                                                             2,453  (D)
                                                                                              (449) (K)
                                                                                              (814) (G)
                                                                                               232  (M)
                                                                                              (385) (I)
                                                                                              (100) (J)
                                                                                            (1,520) (O)
                                                                                             1,927  (P)
                                                                                               (78) (N)
                                                                                               183  (L)
      Retained deficit........        (1,520)               --                               1,520  (O)           --
Partners' capital (deficit)...         1,927              (743)             3,263           (1,927) (P)           --
                                    --------           -------                                                -------
                                                                                            (2,520) (C)
         Total shareholders'
           equity and
           partners'
           capital............           408              (743)                                               42,028
                                    --------           -------                                                -------
         Total liabilities and
           shareholders'
           equity.............      $ 16,820            $2,702                                               $42,563
                                ==============     ==============                                             ========


- ---------------


(A) Reflects the elimination of (i) assets not acquired ($182) and (ii) liabilities not assumed ($3,445) in connection with the purchase of the Forest Park Facility from the net proceeds of the Offering.



(B) Reflects the proceeds of the Offering of 3,000,000 shares of Common Stock ($45,000) net of related expenses ($4,500).

(C) Reflects the purchase of the Forest Park Facility for cash ($3,800) from the net proceeds of the Offering. The Forest Park Facility is accounted for at its acquisition cost. The price has been preliminarily allocated to land ($600), buildings ($2,698) and fixtures and equipment ($502). Such allocation is based upon estimates and may be subject to revision.



(D) Reflects the purchase of the Company-owned Construction and Company-owned Development Facilities for a total consideration of $7,700 composed of cash from the net proceeds of the Offering ($3,392), assumed construction debt ($1,855), and 163,556 shares of Common Stock issued in conjunction with the Corporate Organization ($2,453). Such facilities are recorded at their acquisition cost and are recorded as construction-in-progress until completion. The Company anticipates that the total development and construction costs for completion of the Company-owned Construction Facilities and the Company-owned Development Facilities will be approximately $22.2 million and that after application of the net proceeds of the Offering, it will have to borrow approximately $15.2 million under the Line of Credit to complete these facilities.



(E) Reflects the repayment of long-term debt and capital lease obligations ($15,704) and notes payable to Affiliates ($1,665) from the net proceeds of the Offering.



(F) Reflects the payment of deferred financing costs on the Line of Credit from the net proceeds of the Offering ($250).



(G) Represents cash and cash equivalents not acquired and distributed to Mr. Krischer, as agent for the purpose of liquidating current liabilities and making final distributions with respect to the Affiliated Entities, in conjunction with the Corporate Organization ($814).



(H) Represents accrued interest on long-term debt ($80) and notes payable to Affiliates ($51) paid from the net proceeds of the Offering.



(I) Cash distributions ($385) to partners in an Affiliated Entity in exchange for their 8% interest in such partnership in connection with the Corporate Organization.



(J) Cash distribution to certain partners in the Conyers Facility in payment of a development fee ($100) in connection with the Corporate Organization.



(K) Reflects the elimination of deferred financing costs related to debt to be repaid from the net proceeds of the Offering ($449).



(L) Represents the establishment of deferred taxes at the effective rate of 37.5% for the difference between the book and tax basis of assets at March 31, 1996 ($183).



(M) Represents accounts payable ($62) and accrued expenses ($170) not assumed in the Corporate Organization.



(N) Reflects the reclassification of (i) the par value of 3,000,000 shares of Common Stock to be issued in the Offering ($30); (ii) the par value of 163,556 shares of Common Stock issued for the Company-owned Construction and the Company-owned Development Facilities acquired from Third-Party Sellers ($2); (iii) the par value of 999,483 shares of Common Stock issued to owners of the Affiliated Entities, accounted for as if it were a pooling of interests, in conjunction with the Corporate Organization ($10) and (iv) the par value of 3,585,451 shares of Common Stock issued in connection with the stock split effected in connection with the Corporate Organization ($36).



(O) Reflects the reclassification of retained deficit to additional paid-in capital ($1,520) in connection with the Corporate Organization.



(P) Reflects the reclassification of partners' capital to additional paid-in capital ($1,927) in connection with the Corporate Organization.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     Formed in 1987, the Company presently owns and operates eight Suburban Lodge facilities and franchises six additional Suburban Lodge facilities located in four southeastern states. These Existing Facilities contain an aggregate of 1,778 guest rooms and have an average of 127 guest rooms. The Company anticipates that an additional 13 Suburban Lodge facilities, eight Company-owned and five franchised, will open in 1996 resulting in an aggregate of 27 Suburban Lodge facilities by year-end. Ten of these additional facilities, six Company-owned and four franchised, are currently under construction. Management anticipates that by the end of the third quarter of 1996 construction will commence on the three remaining facilities scheduled to open in 1996 and an additional four facilities scheduled to open in 1997. There can be no assurance that the Company and its franchisees will be able to complete the development of the Construction Facilities and the Development Facilities. See "Risk
Factors -- Development Risks."



     The Company's growth strategy is to develop additional Company-owned facilities and to franchise the Suburban Lodge concept to independent developers and operators, as well as to passive investors who may retain the Company to develop and manage their Suburban Lodge facilities. The Company has obtained a commitment for a Line of Credit to fund future development projects, including the Development Facilities, and for working capital. Suburban's principal operating strategies are to (i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities; (ii) control operating costs at each of its facilities and maintain above industry average operating margins and (iii) ensure guest satisfaction through a commitment to customer service. Given the Company's focus on maintaining competitive prices and the historically high occupancies at the Existing Facilities, the Company's growth is expected to be generated principally by the development of new Company-owned and franchised Suburban Lodge facilities.


RESULTS OF OPERATIONS

     The following discussion of results of operations relates only to the Company and the Company-owned Existing Facilities, exclusive of the Forest Park facility, which was owned by one of the Third Party Sellers during the stated periods. The following table sets forth certain combined historical operating information for Suburban Lodges of America, Inc. and Affiliated Entities, as a percentage of total revenue, for the periods indicated.


                                                               SUBURBAN LODGES OF AMERICA, INC.
                                                                    AND AFFILIATED ENTITIES
                                                             -------------------------------------
                                                                                     THREE MONTHS
                                                                  YEAR ENDED          ENDED MARCH
                                                                 DECEMBER 31,             31,
                                                             ---------------------   -------------
                                                             1993    1994    1995    1995    1996
                                                             -----   -----   -----   -----   -----
STATEMENT OF OPERATIONS:
Room revenue...............................................   86.0%   89.9%   83.6%   85.8%   80.1%
Other facility revenue.....................................    6.7     6.7     5.6     6.1     5.1
Franchise and other revenue................................    7.3     3.4    10.8     8.1    14.8
                                                             -----   -----   -----   -----   -----
          Total revenue....................................  100.0   100.0   100.0   100.0   100.0
                                                             -----   -----   -----   -----   -----
Facility operating expenses................................   40.6    40.7    39.1    45.2    38.3
Corporate operating expenses and related party consulting
  fees.....................................................   12.8    17.0    17.0    15.1    16.4
Depreciation and amortization..............................   11.1     9.6     8.7     9.1     6.8
                                                             -----   -----   -----   -----   -----
          Total expenses...................................   64.5    67.3    64.8    69.4    61.5
                                                             -----   -----   -----   -----   -----
Operating income...........................................   35.5%   32.7%   35.2%   30.6%   38.5%
                                                             =====   =====   =====   =====   =====

     The following table sets forth certain information with respect to facility level operating performance for the periods indicated, which the Company believes is important in assessing its operating performance.


                                                               SUBURBAN LODGES OF AMERICA, INC.
                                                                    AND AFFILIATED ENTITIES
                                                             -------------------------------------
                                                                                     THREE MONTHS
                                                                  YEAR ENDED          ENDED MARCH
                                                                 DECEMBER 31,             31,
                                                             ---------------------   -------------
                                                             1993    1994    1995    1995    1996
                                                             -----   -----   -----   -----   -----
Facility operating expenses as a percentage of room revenue
  and other facility revenue...............................   43.8%   42.2%   43.8%   49.1%   44.9%
Facility operating margin..................................   56.2    57.8    56.2    50.9    55.1
                                                             -----   -----   -----   -----   -----
          Total............................................  100.0%  100.0%  100.0%  100.0%  100.0%
                                                             =====   =====   =====   =====   =====



  Comparison of the quarter ended March 31, 1996 to the quarter ended March 31, 1995



     Total revenue for the quarter ended March 31, 1996 was approximately $1,705,000 which was an increase of $563,000, or 49.2%, over the quarter ended March 31, 1995. Room revenue for the period increased by approximately $386,000 of which approximately $304,000 was attributable to the opening of the Matthews facility in August 1995 and $82,000 was attributable to facilities open throughout both periods. The increase in room revenue for facilities open throughout both periods resulted from a $16.37 increase in Weekly REVPAR from $126.38 to $142.75. The increase resulted from an $18.63 increase in average weekly rates from $129.75 to $148.38, which was partially offset by a slight decrease in occupancy.



     Franchise and other revenue from corporate operations for the quarter ended March 31, 1996, which includes management, construction and development revenue, was approximately $253,000, an increase of $161,000, or approximately 174.7%, over the quarter ended March 31, 1995. Franchise revenue for the period increased $54,000, or approximately 100.0%, from $54,000 in 1995 to $108,000 in 1996. The additional franchise revenue reflects initial franchise fees on two new Suburban Lodge facilities, both of which were under construction as of March 31, 1996, increased royalties on open facilities as a result of two additional openings in 1995 and increases in royalties from facilities open for both periods. Development and construction revenue, which increased approximately $69,000, from $45,000 in the first quarter of 1995 to $114,000 in the first quarter of 1996, resulted from the development of three additional sites placed under construction for third party franchisees. The development and construction services which generated these revenues were performed pursuant to development agreements negotiated on a case by case basis, and the management services which generated these revenues were performed pursuant to the Company's standard Management Agreement. See "Business -- Franchise, Development and Management Agreements."



     Facility operating expenses increased approximately $137,000, or 26.5%, to approximately $653,000 for the quarter ended March 31, 1996 from approximately $516,000 for the quarter ended March 31, 1995. This increase reflects the full quarter expenses of the Matthews facility totaling approximately $106,000, and the balance of the increase in facility operating expenses of $31,000 is related to increases in expenses at facilities open during the entire quarter. Depreciation and amortization increased $12,000, or approximately 11.5%, principally as a result of the opening of the Matthews facility.



     Corporate operating expenses and related party consulting fees increased $107,000, or approximately 62.0%, to $280,000. This increase was due to the additional staffing in the financial and development segments of the business as well as upgrades and expansion of computer systems, corporate advertising and marketing programs and executive compensation and benefit plans.



     Interest expense during the quarter ended March 31, 1996 increased $61,000, or approximately 27.0%, to $286,000 primarily from an increase in indebtedness associated with the opening of the Matthews facility. The Company's policy is to capitalize interest expense incurred in connection with the construction and development of Suburban Lodge facilities prior to the opening dates.

  Comparison of the year ended December 31, 1995 to the year ended December 31, 1994

     Total revenue for the year ended December 31, 1995 was approximately $5,301,000, which was an increase of $957,000, or 22.0%, over the year ended December 31, 1994. Room revenue for the period increased by approximately $528,000, of which approximately $354,000 was attributable to the opening of the Matthews facility in August 1995 and $174,000 was attributable to facilities open throughout both periods. The increase in room revenue for facilities open throughout both periods resulted from a 4.1% increase in Weekly REVPAR from $125.74 to $130.93. The increase resulted from a 6.3% increase in average weekly rates from $128.69 to $136.77, which was partially offset by a slight decrease in occupancy.


     Franchise and other revenue from corporate operations for the year ended December 31, 1995, which includes management, construction and development revenue, was approximately $574,000, an increase of $423,000, or approximately 280.0%, over the year ended December 31, 1994. Franchise revenue for the period increased $210,000, or approximately 214.0%, from $98,000 in 1994 to $308,000 in
1995. The additional franchise revenue reflects initial franchise fees on seven new Suburban Lodge facilities, two of which opened in 1995, and increased royalties on open facilities as a result of increases in revenue at these facilities. The franchise component of the Company's business produces a high return as a result of its relatively small incremental overhead. Management foresees accelerated expansion of this component of the Company's business. Development and construction revenue from the development of five additional sites acquired or placed under construction during the year for third party franchisees were approximately $44,000 and $116,000, respectively, in 1995, representing an aggregate increase of approximately $154,000 from 1994. Management fees in 1995, for third party management activities, increased to approximately $107,000 from $47,000 in 1994.



     Facility operating expenses increased $304,000, or approximately 17.2%, to $2,072,000 for the year ended December 31, 1995 from $1,768,000 for the year ended December 31, 1994. More than half the increase, or $166,000, resulted from preparation for the opening and operation of the Matthews facility. The Company's policy is to expense pre-opening costs as they are incurred due to the short stabilization period for its facilities. The balance of the increase in facility operating expenses of $138,000 is related to increases in expenses at facilities open during the entire year. Management's focus on recruiting property managers, expanding compensation and benefit programs, implementing proactive quality assurance programs to ensure all rooms are maintained at quality standards and general increases in utilities and guest supplies were the principal causes for the $138,000 increase in costs. Depreciation and amortization increased $44,000, or approximately 10.6%, principally as a result of the opening of the Matthews facility.



     Corporate operating expenses and related party consulting fees increased $163,000, or approximately 22.1%, to $900,000. This increase was due to the addition of senior management, including hiring a Chief Financial Officer and Treasurer, a Vice President of Development and a land acquisition specialist, to help prepare for accelerated development and expansion, as well as upgrades in computer systems, corporate advertising and marketing programs and executive compensation and benefit plans.


     Interest expense during 1995 increased $162,000, or approximately 17.3%, to $1,098,000, primarily from an increase in indebtedness associated with the opening of the Matthews facility. As of December 31, 1995, Suburban had outstanding indebtedness on six of the Existing Facilities of $10,724,000. The Company's policy is to capitalize interest expense incurred in connection with the construction and development of Suburban Lodge facilities prior to their opening dates.

  Comparison of the year ended December 31, 1994 to the year ended December 31, 1993


     Total revenue for the year ended December 31, 1994 was $4,345,000, an increase of $982,000, which represents a 29.2% increase over the year ended December 31, 1993. Room revenue for the period increased by approximately $1,011,000, of which approximately $881,000 was attributable to a full year of operations in 1994 for the Mableton and Greenville facilities, and $130,000 was attributable to facilities open throughout both periods. The $130,000 increase in room revenue resulted principally from a 8.0% increase in Weekly REVPAR from $116.47 to $125.74, which was caused by a 5.5% increase in average weekly rate from $121.96 to $128.69 and a modest increase in occupancy. Other facility revenue in 1994, which includes television rental, telephone charges and laundry revenue, increased by approximately $67,000, principally as a result of the full year of operations of the Mableton and Greenville facilities.

     Franchise and other revenue from corporate operations for the year ended December 31, 1994, which includes management, construction and development revenue, was $151,000, a decline of $96,000, or approximately 38.9%, from the year ended December 31, 1993. Franchise revenue for the period increased by $32,000, or approximately 48.5%, from $66,000 in 1993 to $98,000 in 1994.
However, development and construction revenue from the development of third party franchised facilities declined by $122,000 as a result of the lack of development activity during 1994.

     Facility operating expenses increased $404,000, or approximately 29.6%, to $1,768,000 for the year ended December 31, 1994 from $1,364,000 for the year ended December 31, 1993. Of such increase, $363,000 resulted from the inclusion of a full year of operating expenses at the Mableton and Greenville facilities, which were opened or acquired in June 1993 and September 1993, respectively. The remaining increases resulted from a change in utilities and real estate taxes at the facilities. Depreciation and amortization increased $44,000, or approximately 11.8%, principally as a result of a full year of depreciation of the Mableton and Greenville facilities.


     Corporate operating expenses increased $308,000, or approximately 71.9%, to $737,000. The increase is due primarily to increases in salaries and benefits and general office expenses related to new site openings and increased franchise activity, which had a positive impact on income in 1995.


     During 1994, interest expense increased $212,000, or approximately 29.3%, from $724,000 to $936,000, due to an increase in indebtedness associated with the opening of the Mableton and Greenville facilities.

LIQUIDITY AND CAPITAL RESOURCES


     Historically, Suburban has funded its operations principally through cash flow from operations. During the year ended December 31, 1995, the Company generated cash flow from operations of $1,305,000 compared to $929,000 for the year ended December 31, 1994. The increase of $376,000 was substantially attributable to the increase in income before an extraordinary item. During the year ended December 31, 1994, the Company generated $929,000 in cash flow from operations, which represents an increase of $49,000 over 1993. The Company had cash balances of $467,000 and $687,000 at December 31, 1994 and December 31, 1995, respectively. Immediately prior to consummation of the Corporate Organization, the Affiliated Entities intend to distribute to Mr. Krischer, as agent, the cash and cash equivalents of the Affiliated Entities for purposes of liquidating current liabilities and making final distributions, as adjusted in accordance with the terms of the acquisition agreements, which as of March 31, 1996 aggregated approximately $814,000. As of March 31, 1996, Messrs. Krischer, Kuse and McGovern would have received approximately $245,000, $152,000 and $90,000, respectively, of such distributions, after liquidation of certain liabilities in the amount of approximately $323,000. Such distributions are expected to reduce substantially the cash balances of the Affiliated Entities immediately prior to the closing of the Offering.



     The Company has funded its development principally from borrowings and, to a lesser extent, equity contributions. As of March 31, 1996, Suburban had outstanding indebtedness on six of the Existing Facilities of $10,578,000. Upon consummation of the Corporate Organization, the Offering and application of the net proceeds therefrom, Suburban does not anticipate having any outstanding borrowings under the Line of Credit. The Company anticipates that the total development and construction costs for completion of the Company-owned Construction Facilities and the Company-owned Development Facilities will be approximately $22.2 million, which it intends to fund with a portion of the net proceeds from the Offering, borrowings of $15.2 million under the Line of Credit and cash flow from operations. The Company anticipates that in the immediate future a typical 132-guest room Suburban Lodge facility will cost approximately $3.4 million (approximately $25,800 per guest room) to develop and construct, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. In the past, Suburban Lodge facilities have, on average, reached 90% occupancy within 90 days of opening; however, there can be no assurance that each new facility will obtain such figures within such time period.

     At December 31, 1995, the Company had material commitments for capital expenditures of approximately $3.3 million related to the development and construction of the Conyers and Douglasville facilities. As of the date of this Prospectus, a substantial portion of these commitments has been spent and such funds were obtained primarily from borrowings.


     From time to time, the Company may also acquire Suburban Lodge facilities from its franchisees. Other than the Development Facilities, the Company has no present agreements, commitments or understandings to acquire other facilities or sites. However, the Company is continually searching for other appropriate sites on which to develop additional Suburban Lodge facilities.


     The Company has obtained a commitment for a $50 million Line of Credit with PNC Bank, Kentucky, Inc. ("PNC"); however, $25 million of the Line of Credit is subject to obtaining commitments from other lenders, and there can be no assurance that such commitments will be obtained. Under the terms of the commitment letter, borrowings under the Line of Credit will bear interest at the Company's election at (i) the higher of PNC's prime rate plus three-quarters of one percent or the Federal Funds rate plus one and one-quarter percent or (ii) the Euro-Rate plus two and one-quarter percent. The term of the Line of Credit is two years, and advances under the Line of Credit will be secured by substantially all of the Company's assets, assuming the Company obtains the entire $50 million under the Line of Credit. Advances under the Line of Credit may not exceed 45% of the appraised value of the Company-owned facilities based on PNC-commissioned appraisals. The Line of Credit will contain certain financial covenants, including maintenance of a minimum debt service coverage ratio, a minimum ratio of earnings to consolidated debt service and a maximum ratio of consolidated debt to the market value of the Company. In addition, the Company may not incur any unsecured debt (other than normal trade payables), may not incur more than $50 million of recourse debt (including the Line of Credit), must limit investment in facilities under development and land to 35% of the market value of the Company and must maintain a net worth equal to or greater than $30 million plus 80% of the aggregate net proceeds received by the Company from any equity offering subsequent to the closing of the Line of Credit. Further, no more than 15% of Company-owned facilities may be concentrated in a single Metropolitan Statistical Area ("MSA"), excluding the Atlanta, Georgia and Charlotte, North Carolina MSAs and the Company may not own more than 10 facilities in the Atlanta, Georgia MSA or four facilities in the Charlotte, North Carolina MSA without PNC's consent. Borrowings under the Line of Credit may be prepaid without prepayment penalty.


     In the future, the Company may seek to increase the amount of its credit facilities, negotiate additional credit facilities or issue corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as the Board of Directors of the Company deems prudent. See "Business -- Business Strategy."

     The Company believes that the net proceeds to the Company from the Offering, together with cash generated from operations and borrowings anticipated to be available under the Line of Credit, will be sufficient to meet the Company's working capital and capital expenditure needs for the immediate future.

SEASONALITY

     Management believes that extended stay lodging facilities are not as seasonal in nature as the overall lodging industry due to long-term guest stays. Based upon the experience of the Existing Facilities, management expects that occupancy and revenues may be lower than normal during the months of November, December and January due to the holiday season. Because many of Suburban's expenses do not fluctuate with occupancy, such declines in occupancy may cause fluctuations or decreases in the Company's quarterly earnings.

INFLATION

     The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenue or operating results of the Company. However, inflation in the future could affect the Company's operating or construction costs. See "Risk Factors -- Development Risks."

                                    BUSINESS

OVERVIEW


     The Company develops, owns, manages and franchises Suburban Lodge(R) facilities, which are economy extended stay lodging facilities designed to appeal to value-conscious guests seeking to "Lodge for Less."(SM) The Company believes that the Suburban Lodge chain, which was founded in 1987, was one of the first, and is one of the largest, lodging chains devoted to serving the economy extended stay market. Suburban Lodge guest rooms are fully furnished and include a combination living room and bedroom, a bathroom and a fully equipped kitchenette. Weekly maid and linen service, access to cable or satellite television and coin-operated laundromats are also provided to allow guests to stay comfortably for extended periods. Suburban Lodge facilities offer clean, comfortable and attractive accommodations to guests at substantially lower rates than most traditional and other extended stay lodging facilities. Although daily rates are available, substantially all guests pay the Company's weekly rates, which currently range from $139 to $189 per week for single occupancy and from $149 to $209 per week for double occupancy.



     The extended stay segment of the lodging industry, which includes economy extended stay facilities, is a relatively small but growing segment of the lodging industry. Of the approximately 3.3 million guest rooms available in the U.S. lodging industry at the end of 1995, there were approximately 40,000, or 1.2%, dedicated extended stay guest rooms at approximately 360 properties, almost all of which are in the upscale segment of the extended stay market. Suburban believes that the extended stay market offers a number of attractive investment characteristics compared to traditional hotels, including higher than industry average occupancy rates and operating margins. Based upon the high occupancy rates of the Existing Facilities and published occupancy rates for other participants in the extended stay market, the Company believes that Suburban Lodge facilities appeal to an underserved and growing segment of guests in the extended stay market. These guests include business travelers (particularly those with limited or no expense accounts), individuals on temporary work assignments, persons between domestic situations, persons relocating or purchasing a home, tourists and other value-conscious customers desiring low-cost, longer-term, quality accommodations with fully equipped kitchenettes, with individuals on temporary work assignments and persons relocating or purchasing a home constituting the two largest groups of guests.


     The Company believes that the following features differentiate the Suburban Lodge system and its facilities from, and provide a competitive advantage over, traditional and other extended stay lodging facilities:


     - LOW WEEKLY RATES. Suburban Lodge facilities offer weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities. The average weekly rate at the Nine Mature Facilities during the year ended December 31, 1995 was $139.69, compared to an equivalent average weekly rate (average daily rate multiplied by seven) of $550.16 for extended stay hotels and $244.06 for lower economy hotels.


     - KITCHENETTES. Each Suburban Lodge guest room contains a fully equipped kitchenette, including a refrigerator, two-burner stove-top, microwave oven and cooking and eating utensils.


     - LONGER GUEST STAYS. Suburban designs, markets and prices its guest rooms to appeal to guests staying one week or longer. The Company believes that this strategy results in longer guest stays, higher and more stable occupancies and consistent revenues. The average stay during 1995 at the Nine Mature Facilities was approximately six to seven weeks, and, as of March 31, 1996, 27.7% of the guests had stayed for longer than six months.


     - HIGHER OCCUPANCY. Average occupancy at the Nine Mature Facilities during 1995 was 97.6%, which compares favorably to the average occupancy of 82.0% for extended stay hotels and 62.8% for lower economy hotels during the same period. The Company believes that its high occupancy is primarily a result of the combination of its low weekly rates and its guest room amenities. Many of the Existing Facilities frequently maintain waiting lists of people seeking available guest rooms.

     - OPERATING EFFICIENCIES. The Company seeks to minimize costs throughout its operations. Suburban believes that long-term guest stays, weekly rather than daily housekeeping and limited office hours produce significant operating efficiencies. Each Suburban Lodge facility has a staff of approximately six to eight on-site employees, including a general manager, which is substantially smaller than the staffs at most traditional lodging facilities.



     - STANDARD DESIGN AND LOW CONSTRUCTION COSTS. Suburban Lodge facilities are designed and built to uniform plans and specifications developed and periodically refined since 1987. The Company believes that standardization lowers construction costs and establishes consistent quality. The total investment in the three most recently completed Company-owned Existing Facilities was approximately $2.4 million, $3.1 million and $3.3 million (or approximately $18,400, $22,600 and $23,600 per guest room), including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. The Company anticipates that the total cost of each of the six Company-owned Construction Facilities, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs, will range from approximately $3.1 million to $3.4 million (or approximately $23,300 to $26,500 per guest room). The Company believes that its construction costs are relatively low due to a number of factors, including careful site selection, smaller room sizes, economical and durable exterior and interior finishes and room furnishings and refined building systems and processes.



     - ATTRACTIVE UNIT ECONOMICS. Suburban believes its facilities have achieved excellent unit level economics. For the two most recently completed Company-owned Existing Facilities open at least one quarter, one of which was open throughout 1995 and the other which opened in August 1995, facility level earnings before interest, taxes and depreciation for the year ended December 31, 1995, constituted 25.2% and 22.4% (based on annualized fourth quarter results less certain pre-opening expenses), respectively, of their total development and construction costs, including building structures, improvements, furniture, fixtures, equipment, land and pre-opening costs. Suburban believes that the owners of the recently completed franchised Existing Facilities have obtained comparable returns on their facilities before accounting for fees and expenses paid to the Company. The Company believes that its facilities' superior unit economics are due, in part, to the fact that Suburban Lodge facilities reach stabilization in a relatively short period after opening. On average, the Nine Mature Facilities exceeded 80% occupancy within six weeks after opening or acquisition by the Company.


     - FRANCHISING OPPORTUNITIES. Suburban believes that the combination of its experience in franchising, its strong relations with its six existing franchisees, each of whom is an experienced independent real estate developer, and the potential attractive return on investment for Suburban Lodge facilities will facilitate the expansion of the Suburban Lodge chain throughout the country.


     Since 1987, the Suburban Lodge system has achieved attractive growth, operating results and returns on investment. From December 31, 1991 through December 31, 1995, (i) the number of Suburban Lodge facilities in operation increased from four to 12; (ii) average occupancy increased from 90.3% to 97.6% for facilities open at least one year; (iii) average weekly rates increased from $110.38 to $139.69 for facilities open at least one year, representing a compound annual growth rate of approximately 6.1% and (iv) Weekly REVPAR increased from $99.72 to $136.39 for facilities open at least one year, representing a compound annual growth rate of 8.1%.


BUSINESS STRATEGY


     Suburban's business objective is to become a national provider of economy extended stay lodging facilities. The Company intends to achieve its objective through the execution of its growth and operating strategies. Suburban's growth strategy is to develop additional Company-owned facilities and to franchise the Suburban Lodge concept to independent developers and operators as well as to passive investors who will retain the Company to develop and manage their Suburban Lodge facilities. The Company's principal operating strategies are to
(i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities; (ii) control operating costs at each of its facilities and maintain above industry average operating margins and (iii) ensure guest satisfaction through a commitment to customer service.

  Growth Strategy


     Company-owned Development. The Company presently owns and operates eight Suburban Lodge facilities and franchises six additional Suburban Lodge facilities located in four southeastern states. The Existing Facilities contain an aggregate of 1,778 guest rooms, have an average of 127 guest rooms and average approximately 3.3 years in age. The Company anticipates that an additional 13 Suburban Lodge facilities, eight Company-owned and five franchised, will open in 1996 resulting in an aggregate of 27 Suburban Lodge facilities by year-end. Ten of these additional facilities, six Company-owned and four franchised, are currently under construction. Management anticipates that by the end of the third quarter of 1996 construction will commence on the three remaining facilities scheduled to open in 1996 and an additional four facilities scheduled to open in 1997. The Construction Facilities and the Development Facilities are located in six southeastern states and are expected to contain an aggregate of 2,319 guest rooms, representing a 130% increase over the aggregate number of guest rooms in the Existing Facilities. The Company intends to continue the growth of the Suburban Lodge chain in 1997 by opening approximately 26 to 28 additional Suburban Lodge facilities, 15 of which are expected to be Company-owned. The facilities expected to open in 1997 are in various stages of planning. There can be no assurance that the Company and its franchisees will be able to complete the development of all of these facilities, including the Construction Facilities and the Development Facilities. See "Risk Factors -- Development Risks."



     The Company believes that the depth and experience of its senior management team will be an important factor in executing its growth strategy. The Company believes that its management team includes some of the most experienced developers and operators in the economy extended stay market. David E. Krischer, the Company's founder, Chairman of the Board, Chief Executive Officer and President, developed the Suburban Lodge concept and has overseen the development or acquisition of each of the Company-owned Existing Facilities. In addition, both the Company's Vice President of Operations and its Vice President of Construction have been employed by the Company since its inception. The Company's in-house development team has significant experience in developing Suburban Lodge facilities and supervises all phases of development to ensure on-time construction within budget that meets the Company's standards. This team developed seven of the Existing Facilities and currently is developing five of the Construction Facilities and three of the Development Facilities.



     Suburban initially plans to develop and operate Company-owned facilities in the Southeast and Midwest and to franchise the Suburban Lodge system on a nationwide basis. The Company also intends to develop and operate Company-owned facilities on a nationwide basis, but it has no specific timetable for such expansion. By initially clustering the Company-owned facilities in these regions, Suburban believes that it will increase consumer awareness of the Suburban Lodge(R) brand name and achieve efficiencies in purchasing, marketing and management. In selecting particular cities, the Company plans to identify markets that have high levels of employment and MSAs with populations of 150,000 or more. In considering specific development sites, the Company reviews demographic and traffic studies, the availability and pricing of suitable sites, the costs and risks of developing and any other factors deemed relevant, including site selection criteria based on the experience of the Existing Facilities. In particular, the Company looks for sites that are exposed to heavily-traveled thoroughfares with nearby retail and restaurant developments and that are located in areas with a substantial number of employers.


     Suburban has developed uniform plans and specifications for the design of Suburban Lodge facilities. Depending upon site configuration, land costs and climate conditions, each facility will be constructed using Suburban's two-story or three-story exterior corridor design and will contain between 120 and 150 guest rooms. Once the Company has selected and acquired a site and obtained regulatory permits and approvals, the construction phase of development generally requires approximately seven to eight months, with the entire development process lasting approximately 12 months. Suburban has relationships with several architectural and engineering firms as well as independent general contractors, whose work is supervised by the Company's in-house development team. The Company believes that these relationships facilitate the construction of its facilities.

     Franchising and Third Party Development and Management Activities. In addition to operating Company-owned Suburban Lodge facilities, the Company franchises Suburban Lodge facilities. In particular, the Company franchises the Suburban Lodge concept to independent developers and operators and intends to franchise the Suburban Lodge concept to passive investors who may retain the Company to develop and manage their Suburban Lodge facilities. Suburban considers its franchisees to be an integral component of its continued growth and believes its relationship with its franchisees is excellent. As of March 31, 1996, six independent franchisees, each of whom has extensive experience in multi-unit real estate development, were operating or developing franchised Suburban Lodge facilities in Alabama, Florida and Georgia. The Company plans to work with its franchisees to open 11 to 13 franchised Suburban Lodge facilities in 1997, although there can be no assurance that all of these facilities will be opened. See "Risk Factors -- Development Risks" and " -- Competition for and Dependence on Franchisees."


     Through franchising, the Company intends to accelerate the growth of the Suburban Lodge chain, thereby increasing its market presence and brand awareness in both new and existing markets, while generating attractive, high margin incremental revenues. Further, the Company anticipates that the development of a large network of lodging facilities will result in economies of scale in management, marketing and purchasing. Suburban intends to offer franchising opportunities on a national level and believes that its existing infrastructure and experience in franchising the Suburban Lodge concept will be an important factor in executing its franchising strategy.


     Suburban believes that several aspects of the Suburban Lodge concept should be attractive to franchise prospects, including the depth of the Company's management team and its experience in the economy extended stay market, the competitive pricing and low per guest room development costs of each Suburban Lodge facility and the potential for a franchisee to receive a superior return on investment. Management is currently unaware of any lodging competitor that targets franchise opportunities primarily for newly constructed extended stay lodging facilities at a similar price point. The Company also offers development and management services to franchisees who are passive investors for additional fees. See " -- Franchise, Development and Management Agreements -- Fees." The Company's current franchisees have been obtained primarily through referrals. In addition, the Company advertises franchising opportunities at industry trade shows and intends to advertise franchising opportunities in trade publications.


  Operating Strategies

     Suburban's principal operating strategies are to (i) provide its guests with clean, comfortable and attractive accommodations at weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities; (ii) control the operating costs at each of its facilities and maintain above industry average operating margins and (iii) ensure guest satisfaction through a commitment to customer service.


     Economy Pricing. Suburban's principal operating strategy is to offer its guests weekly rates substantially lower than those offered by most traditional and other extended stay lodging facilities. The average weekly rate at the Nine Mature Facilities during 1995 was $139.69, compared to an equivalent average weekly rate of $550.16 for extended stay hotels and $244.06 for lower economy hotels. The Company also competes with individual extended stay facilities and small chains of extended stay facilities which have average weekly rates comparable to the Company's average weekly rates. The Company believes that its high occupancy is primarily a result of the combination of its low weekly rates, which appeal to a broad base of potential guests, and its guest room amenities. Suburban intends to maintain its competitive pricing policy and to focus on achieving high occupancy rates. The Company is able to offer clean, comfortable and attractive accommodations at its low weekly rates due to the low development costs for each Suburban Lodge facility and the low operating costs involved in operating a Suburban Lodge facility. According to the Company's latest guest survey, approximately 32% of guests who responded said they would have either stayed with family or friends or would not have travelled to the area if an extended stay facility similar to a Suburban Lodge facility had not been available.

     Low Operating Costs. Suburban seeks to minimize costs throughout its operations. The Company is able to control its operating costs because it operates each facility with a staff of approximately six to eight full-time employees, which is substantially smaller than the staffs at most traditional lodging facilities, maintains limited office hours and provides weekly rather than daily housekeeping. In addition, because the average guest stay is approximately six to seven weeks, the Company has been able to minimize its marketing and advertising efforts while maintaining high occupancies. Longer guest stays also reduce guest check-in traffic and the administrative costs of the facilities.



     Guest Satisfaction. The Company prides itself on maintaining a positive and professional relationship with its guests and seeks to instill this approach in all of its employees. The Suburban Lodge philosophy is to provide clean, comfortable and attractive lodging accommodations to guests at substantially lower rates than most traditional and other extended stay lodging facilities and to serve guests in a professional manner. In particular, the Company strives to maintain guest satisfaction by keeping each of its facilities well maintained and in good condition. The Company conducts periodic guest surveys in order to ascertain its guests' needs and concerns. According to the latest guest survey, approximately 99% of guests who responded (255 of 258) said they would recommend Suburban Lodge to friends and associates.


THE FACILITIES


     The Existing Facilities are located in four southeastern states, contain an aggregate of 1,778 guest rooms, have an average of 127 guest rooms and average approximately 3.3 years in age. The Construction Facilities and Development Facilities are located in six southeastern states and are expected to contain an aggregate of 2,319 guest rooms, representing a 130% increase over the aggregate number of guest rooms in the Existing Facilities. A newly developed Suburban Lodge facility is built using either a two-story or three-story design. The two designs have similar architectural styles and guest room floor plans. The majority of Suburban Lodge guest rooms are uniform in size and weekly rates for single occupancy currently range from $139 to $169. Recently developed facilities, however, include some larger guest rooms for which a range of $169 to $189 is charged. Each facility includes guest rooms, a general manager's apartment, an office and a guest laundry room and offers convenience items for sale to its guests in the front office. Each guest room includes a combination living room and bedroom, a fully equipped kitchenette (including a refrigerator, two-burner stove-top, microwave oven and cooking and eating utensils), a telephone and access to satellite or cable television. Each Suburban Lodge facility also offers weekly maid and linen service.



     The following tables set forth certain information with respect to the Existing Facilities, Construction Facilities and Development Facilities.



                                              AVERAGE OCCUPANCY(2)                          AVERAGE WEEKLY RATE(2)
                                      ------------------------------------    ---------------------------------------------------
                                                                                                                     THREE
                                                              THREE MONTHS                                           MONTHS
                                           YEAR ENDED            ENDED                 YEAR ENDED                    ENDED
                                          DECEMBER 31,         MARCH 31,              DECEMBER 31,                 MARCH 31,
 EXISTING      DATE      NUMBER OF    --------------------    ------------    -----------------------------    ------------------
FACILITIES    OPENED     ROOMS(1)     1993    1994    1995    1995    1996     1993       1994       1995       1995       1996
- -----------   -------    ---------    ----    ----    ----    ----    ----    -------    -------    -------    -------    -------
COMPANY-OWNED:
 Atlanta
   (Forest
   Park),
   GA(3)...    Mar-88        126      96.6%   99.1%   98.8%   98.9%   98.4%   $117.61    $123.70    $131.47    $124.97    $149.97
 Atlanta
   (Fulton
   Industrial),
   GA......    Dec-88        108      98.1    99.6    99.2    98.6    99.6     119.78     124.62     129.18     126.20     137.38
 Atlanta
(Norcross),
   GA......    Jun-89        129      99.6    99.8    97.9    99.5    98.6     122.46     131.15     140.20     131.34     147.49
 Birmingham
  (Oxmoor),
   AL......    Jul-90        151      96.8    94.3    92.5    94.2    89.1     121.47     128.73     138.04     129.40     144.64
 Atlanta
(Mableton),
   GA(4)...    Jun-93         79      94.2    97.6    97.1    94.6    98.1     128.20     128.93     130.59     130.29     133.30
 Greenville
   (Mauldin
   Road),
   SC......    Sep-93        130      73.8    98.1    97.8    99.7    94.1     120.91     129.44     138.14     131.22     149.49
 Charlotte
(Matthews),
   NC......    Aug-95        139                      86.6            99.6                           146.02                169.36
 Atlanta
 (Conyers),
   GA......    Apr-96        138
 SUBTOTAL/WEIGHTED
   AVERAGE...              1,000      95.7%   98.0%   96.3%   97.7%   96.5%   $121.05    $127.82    $135.91    $128.92    $148.62
FRANCHISED(5):
 Birmingham
 (Riverchase/Pelham),
   AL......    Jun-92        122
 Atlanta
   (Stone
 Mountain),
   GA......    Nov-92        132
 Atlanta
(Marietta),
   GA......    Aug-94        132
 Birmingham
 (Inverness/Greystone),
   AL......    Sep-95        130
 Atlanta
 (Lilburn/Highway
   78), GA..   Nov-95        132
 Savannah,
   GA......    Mar-96        130
                         ---------
SUBTOTAL/WEIGHTED
 AVERAGE...                  778      96.8%   98.9%   91.6%   99.5%   89.7%   $125.99    $134.03    $150.54    $139.62    $157.00
                         ---------
SYSTEM-WIDE
TOTAL/WEIGHTED
 AVERAGE...                1,778      96.1%   98.2%   94.6%   98.3%   93.5%   $122.51    $129.67    $141.24    $132.65    $151.99
                         =========


(Notes on following page)

                                                                                                           NUMBER
                   CONSTRUCTION FACILITIES                         LOCATION       ESTIMATED OPENINGS(6)  OF ROOMS(1)
- -------------------------------------------------------------  -----------------  ---------------------  -----------
COMPANY-OWNED:
  Douglasville...............................................  Atlanta, GA        Second Quarter 1996         132
  Preston Highway(7).........................................  Louisville, KY     Third Quarter 1996          150
  Kingston Pike..............................................  Knoxville, TN      Third Quarter 1996          132
  Tara Blvd.(7)..............................................  Atlanta, GA        Third Quarter 1996          138
  Wade Hampton Blvd..........................................  Greenville, SC     Third Quarter 1996          126
  Chesapeake.................................................  Chesapeake, VA     Fourth Quarter 1996         132
                                                                                                            -----
        SUBTOTAL.............................................                                                 810
                                                                                                            -----
FRANCHISED:
  Lawrenceville..............................................  Atlanta, GA        Second Quarter 1996         132
  Roswell....................................................  Atlanta, GA        Second Quarter 1996         134
  Decatur....................................................  Atlanta, GA        Third Quarter 1996          133
  Indian Trail/I-85..........................................  Atlanta, GA        Fourth Quarter 1996         150
                                                                                                            -----
        SUBTOTAL.............................................                                                 549
                                                                                                            -----
DEVELOPMENT FACILITIES
COMPANY-OWNED:
  Charlotte/I-77.............................................  Charlotte, NC      Fourth Quarter 1996         132
  Northside Drive............................................  Atlanta, GA        Fourth Quarter 1996         150
  Newport News...............................................  Newport News, VA   First Quarter 1997          132
  Ridgeway Rd.(8)............................................  Memphis, TN        First Quarter 1997          138
                                                                                                            -----
        SUBTOTAL.............................................                                                 552
                                                                                                            -----
FRANCHISED:
  Taylorsville Rd............................................  Louisville, KY     Fourth Quarter 1996         132
  Baymeadows.................................................  Jacksonville, FL   First Quarter 1997          138
  Gwinnett Place Mall........................................  Atlanta, GA        First Quarter 1997          138
                                                                                                            -----
        SUBTOTAL.............................................                                                 408
                                                                                                            -----
            TOTAL............................................                                               2,319
                                                                                                         ============


- ---------------

(1) The number of guest rooms does not include the general manager's apartment.
(2) Information is provided from the date of opening or acquisition of each facility.
(3) The Forest Park facility will be acquired from an unrelated third party for $3.8 million in cash. However, this facility has been managed by the Company since its opening in March 1988.
(4) The Mableton facility was acquired in June 1993 and converted to a Suburban Lodge facility in October 1994.
(5) Individual facility information has not been provided for the franchised facilities due to non-disclosure agreements between the Company and its franchisees.
(6) The Company believes that each of the Construction and Development Facilities will open during the calendar quarter indicated. However, the Company and its franchisees may not be able to complete the development of all of these facilities on schedule. See "Risk Factors -- Development Risks."
(7) These facilities will be acquired from unrelated third parties for a combination of Common Stock and cash.
(8) This facility is being acquired from Legacy Lodging, LLC, an affiliate of Legacy Securities Corp. See "Underwriting."

OPERATING PRACTICES


     The Company has managed Suburban Lodge facilities since 1988, when the first facility was opened, and is currently managing the eight Company-owned Existing Facilities. Each Suburban Lodge facility has a general manager, who resides on-site and is responsible for the overall operation of the facility, and an assistant manager. Managers are trained in all aspects of facility operations, with particular emphasis placed on customer service, and are given broad authority to make day-to-day operating decisions. Managers are supervised through the Company's management information systems and on-site audits by area managers. Area managers are assigned to zones that typically include four to six facilities and visit and inspect each facility in their respective zone on a regular basis to ensure that consistency and quality standards are being satisfied. Incentive programs allow managers to earn bonuses based on achievement of monthly budgets set for each facility and upon performance and occupancy rates. In addition, the employees of each facility compete against the Company's other facilities for awards based upon occupancy and their overall performance. To the extent possible, the Company intends to promote managers from within its organization. As part of its ongoing training program, the Company requires that each manager attend monthly training sessions to discuss improvement of property performance and safety and current industry developments.

     Each facility utilizes the Company's proprietary software package that processes all on-site transactions and maintains financial records. The software provides on-site management with updated information on items such as available guest rooms, guest rooms needing cleaning or repairs, room charges due and guest payment history. Management is not aware of any other software package generally available which is designed to assist in the operation and management of extended stay lodging facilities. Each facility is connected by modem to Suburban's corporate office in Atlanta, and operating results are compiled and reviewed on a regular basis. The corporate office purchases supplies, pays virtually all property expenses and prepares monthly financial statements for all properties managed by the Company.


     Suburban collects data about each of its guests, including their occupation, permanent residence, length of stay and how they learned about the facility. The Company uses this information as part of its market research and in the preparation of advertising and sales materials for each facility. In order to sustain and improve upon the high level of demand historically experienced at the facilities, Suburban employs various marketing techniques, which include billboard, print (including yellow pages and newspapers) and radio advertising, as well as direct marketing by area and general managers to local employers, and its 24-hour 1-800 guest information line.



     The Company is committed to keeping each of its facilities well maintained and in good condition. Due to the historically high occupancy levels at the Company-owned Existing Facilities, the Company has adopted a policy of refurbishing guest rooms on an "as-needed" basis. During the three-year period ended December 31, 1995, maintenance and repair expenses for the Company-owned Existing Facilities (exclusive of the Forest Park facility) represented 3.8% to 4.6% of room revenues per year for the Company-owned facilities open for the entire 12 months during each year.


FRANCHISE, DEVELOPMENT AND MANAGEMENT AGREEMENTS

  Franchise Agreements

     General. The Company enters into single unit franchise agreements with its franchisees for the construction of a Suburban Lodge facility over a defined period of time at a specific site. The Company's current franchise agreement provides for an initial term of ten years and three months, with a ten-year renewal option subject to several conditions, including the requirement that the franchisee modernize or contract to modernize its facility and that it pay the Company an administrative fee equal to 10% of the initial franchise fee specified in the then-current franchise agreement. Each franchise agreement provides the franchisee with a protected territory, in which Suburban agrees not to construct, operate or grant others the right to construct or operate a business using Suburban's trade names, trademarks, servicemarks or other indicia of origin.


     Fees. Under the current Suburban Lodge franchise agreement, the franchisee is required to pay an initial franchise fee for a single facility equal to the greater of $25,000 or $190 per guest room. Beginning three months after operations commence, the franchisee is required to pay the Company a monthly royalty fee of three percent of gross revenues. Upon notice from Suburban, all franchisees are also required to pay an advertising and marketing fee of one percent of gross revenues and a reservations/referral fee of one percent of gross revenues, to cover the franchisee's share of the costs incurred by Suburban in providing these services. The Company may increase these fees under certain conditions. Currently, the Company does not require payment of either advertising/marketing fees or reservations/referral fees, although it intends to require payment of reservations/referral fees beginning on January 1, 1997.


     Services. The Company has prepared comprehensive materials and provides services to assist each franchisee in developing and operating a Suburban Lodge facility. These materials and services include development and operating manuals, pre-opening and ongoing training for the franchisee and its general manager, proprietary operating software designed specifically for the operation of a Suburban Lodge facility, prototype architectural plans and specifications (which offer a choice between Suburban's two-story and three-story structure), a 24-hour 1-800 guest information line (with "fax on demand" capability which allows a potential guest to receive locator maps and brochures), semi-annual inspections by Suburban's corporate staff to ensure quality control and advertising materials and layouts.

     Franchisee Training and Support. An important element of Suburban's franchise program is the training it provides to each franchisee. The Company must approve each franchisee's selection of a general manager, who is required to complete satisfactorily the Company's training program. In addition, the Company provides between six to ten days of training to a franchisee with respect to its first facility, between three to five days of training for each additional facility and ongoing supervision thereafter. The Company maintains regular communication with its franchisees to relay operating and marketing information.

     Quality Control. To maintain quality and consistency within the Suburban Lodge system, the current franchise agreement specifies certain management, operational, maintenance, record-keeping, accounting, reporting and marketing standards and procedures with which each franchisee must comply. Each franchisee is also obligated to comply with Suburban's standards with respect to the training of operational personnel, safety, maintaining specified insurance, the type of ancillary services and products which may be provided, the display of signs and the type, quality and age of furniture, fixtures and equipment to be included in the guest rooms and throughout the facility. To ensure compliance with Suburban's quality control standards, the Company's corporate staff conducts periodic inspections of its franchised facilities.

     Reporting. Each franchised facility's operating system is connected via modem to the Company's central system, which allows Suburban to download sales and other operating information on a regular basis.

     Termination. Suburban has the right to terminate a franchise agreement for a variety of reasons, including a franchisee's failure to make payments when due or comply with its other covenants under the franchise agreement, its failure to adhere to the Company's policies and standards or its failure to comply with any applicable laws in its operation of the facility. The franchisee may terminate the agreement only if the Company materially breaches the franchise agreement (and fails to cure such breach), and only by providing the Company with a six-month notice of termination. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. See "-- Governmental Regulation." Suburban does not anticipate that the termination of any single franchise agreement would have a material adverse effect on its operations. Termination by a potential multiple-unit franchisee of several franchise agreements for various locations could, however, have a material adverse effect on the Company's operations.

     Covenants. During the term of the agreement, each franchisee agrees not to engage as an owner, operator or in any managerial capacity in any other economy extended stay lodging business. Each franchisee also agrees not to divulge any Company trade secrets or any information received from the Company's confidential operating manual.

     Right of First Refusal. If a franchisee desires to sell an interest in the agreement or the facility, the franchisee must first notify Suburban in writing of such intention and offer to sell such interest to the Company upon terms and conditions at least as favorable as those offered by a third party. If the Company and the franchisee cannot agree within 30 days of such notice on the terms and conditions of such sale, or if the Company chooses not to acquire such interest, the franchisee may then sell the interest to a third party on such terms and conditions, provided that the sale is made within 180 days after the expiration of any offer to the Company and that the facility continues to be operated pursuant to the Suburban Lodge system.

  Development Agreements


     The Company, in accordance with the terms of its current Development and Design/Build Agreement, may perform development and design services for its franchisees who are passive investors, including the recommendation of possible sites, the negotiation for the purchase of sites, securing the services of engineers, architects and other professionals, the preparation of preliminary design documents and design/build budgets, negotiation with contractors and the overall monitoring of the development and construction of the Suburban Lodge facility. The franchisee pays for the cost of all services and expenditures associated with the construction of the facility, including development fees to the Company. The agreement terminates upon the completion of the services described, or upon termination of the franchise agreement, whichever occurs first. In addition, in the event either party fails to perform substantially under the agreement, the party not at fault may terminate the agreement upon seven days' written notice. The Company has entered into eight development arrangements negotiated on a case by case basis, all of which are either in process or have been carried through to completion. In the future, the Company intends to use its standard Development and Design/Build Agreement, and the Company cannot predict the number of Development Agreements it will enter into in the future.


  Management Agreements


     The Company, upon request, will manage franchised Suburban Lodge facilities for its franchisees pursuant to a management agreement between the Company and the franchisee. The Company's current Management Agreement has a five-year term, which is automatically renewed for successive terms unless terminated upon 120 days' written notice. Under the agreement, the Company, in addition to providing certain pre-opening services, operates and manages the facility and, among other duties, is responsible for all personnel decisions, the negotiation of operating leases and contracts, the preparation of advertising campaigns, the payment of taxes and the general maintenance of the facility. Suburban also maintains the right to determine all operating policies affecting the appearance of the facility, the maintenance of the facility and its standards of operation, the quality of services and other matters affecting customer satisfaction. The agreement is terminable if either party fails to perform any material term or condition under the agreement and fails to cure after notice from the non-defaulting party, if either party files for bankruptcy or upon the destruction or condemnation of the facility. In addition to a fixed fee for pre-opening services, Suburban will charge a management fee equal to five percent of the facility's monthly gross revenues. As of the date of this Prospectus, the Company has no Management Agreements in effect, and it cannot predict the number of such agreements it will enter into in the future.


     The facility owner is obligated to indemnify the Company against certain liabilities arising out of the financing of the facility, unless such liabilities result from the negligence, fault, misrepresentation, omission or misconduct of the Company, its agents or employees. In addition, to the extent not covered by insurance, the facility owner is obligated to indemnify the Company against certain liabilities occasioned by the negligence, fault, omission or other tortious conduct of the facility owner, its agents, employees and contractors. Similarly, to the extent not covered by insurance, the Company is obligated to indemnify the facility owner against certain liabilities occasioned by the negligence, fault, omission or other tortious conduct of the Company, its employees, agents, business invitees (except guests) or contractors.

THE LODGING INDUSTRY

  Traditional Lodging Industry

     The U.S. lodging industry is estimated to have generated approximately $52.7 billion in annual room revenues in 1995 and had approximately 3.3 million rooms at the end of 1995. Industry statistics, which the Company believes to be reliable, indicate that the U.S. lodging industry's performance is strongly correlated to economic activity. Room supply and demand historically have been sensitive to shifts in economic growth, which has resulted in cyclical changes in average daily room and occupancy rates. Overbuilding in the lodging industry, combined with the general downturn in the economy in the mid and late 1980s, led to depressed industry performance and a lack of capital available to the industry in the late 1980s and early 1990s. Since the early 1990s, the Company believes that the lodging industry has benefited from a gradually improving supply and demand balance, as evidenced by increased occupancy and average daily rates.

  Extended Stay Market

     The Company believes that the extended stay market generates higher than industry average occupancy rates and operating margins. Demand for extended stay lodging has been stimulated by the economic and social changes resulting from the increased number of corporate reorganizations and trends toward down-sizing and out-sourcing of various functions, the increased mobility of the workforce and technological improvements which have allowed businesses to relocate outside of large metropolitan areas. These changes have created new accommodation needs for, among others, corporate executives and trainees, consultants, sales representatives, construction workers and people in between jobs or homes. The extended stay market is one of the most rapidly evolving sectors of the U.S. lodging industry. During the three years ended

December 31, 1995, the number of dedicated extended stay rooms increased at a compound annual growth rate of approximately 2.7%, compared with compound annual room growth of approximately 1.4% for the overall lodging industry during the same period. However, the vast majority of these rooms have been developed in the upscale segment of the extended stay market.

  Economy Extended Stay Concept

     The economy extended stay segment of the lodging market competes on the basis of price compared to the extended stay market generally, thereby providing an economic inducement to guests who are already attracted to the extended stay concept. In addition, economy extended stay lodging provides a new and affordable lodging alternative for guests who are value-conscious, have lower incomes or have limited expense accounts. Based on the Existing Facilities' high occupancy rates and published occupancy rates for other participants in the extended stay market, the Company believes that there is a strong demand for economy extended stay accommodations and that there are few competitors on a regional basis and none who currently serve the economy extended stay market on a national level. Of the approximately 3.3 million total available rooms in the U.S. lodging industry at the end of 1995, there were approximately 40,000, or 1.2%, dedicated extended stay rooms at approximately 360 properties. More than two-thirds of these extended stay properties were controlled by a single lodging company, which competes in the upscale segment of the extended stay market.


     As shown below, occupancy and growth in Weekly REVPAR for Suburban Lodge facilities outpaced certain extended stay hotels, lower economy hotels in general and the U.S. lodging industry as a whole between 1991 and 1995. During this period, Weekly REVPAR increased 33.4% for Suburban Lodge facilities, 16.5% for extended stay hotels, 10.7% for lower economy hotels and 23.5% for the U.S. lodging industry as a whole. As noted below, certain statistical information has been provided by Smith Travel Research. Smith Travel Research has not provided any form of consultation, advice or counsel regarding any aspects of, and is in no way associated with, the proposed Offering.



                                                                         YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------
                                                              1991      1992      1993      1994      1995
                                                             -------   -------   -------   -------   -------
OCCUPANCY:
  Existing Facilities(1)...................................     90.4%     90.4%     96.1%     98.2%     94.6%
  Extended stay hotels(2)..................................     74.8      77.7      80.9      82.7      82.0
  Lower economy hotels(3)..................................     63.9      61.4      61.0      62.0      62.8
  U.S. hotels(4)...........................................     60.6      61.6      63.0      64.7      65.5
AVERAGE WEEKLY RATE:(5)
  Existing Facilities(1)...................................  $110.38   $117.51   $122.51   $129.67   $141.24
  Extended stay hotels(2)..................................   518.03    522.16    519.01    528.02    550.16
  Lower economy hotels(3)..................................   216.59    221.02    228.23    235.63    244.06
  U.S. hotels(4)...........................................   412.08    418.40    432.96    449.68    471.37
WEEKLY REVPAR(6):
  Existing Facilities(1)...................................  $ 99.72   $105.87   $117.69   $127.36   $133.04
  Extended stay hotels(2)..................................   387.25    405.81    419.88    436.89    451.09
  Lower economy hotels(3)..................................   138.39    135.63    139.29    146.01    153.19
  U.S. hotels(4)...........................................   249.80    257.81    272.62    290.79    308.61


- ---------------

(1) The information for the Existing Facilities includes information for these facilities since the date of their opening or acquisition.

(2) Occupancy and average daily rates were provided by Smith Travel Research. Average weekly rate and Weekly REVPAR were calculated as described below in notes 5 and 6, respectively. Includes Residence Inn(R), Homewood Suites(R), Summerfield Suites(R), Woodfin Suites(R), Hawthorne Suites(R), Homestead Village(R), Studio Plus(R) and Extended Stay AmericaSM Efficiencies.


(3) Occupancy and average daily rates were provided by Smith Travel Research. Average weekly rate and Weekly REVPAR were calculated as described below in notes 5 and 6, respectively. Includes 15 chains, including, among others, Best Inns of America(R), Budget Host Inn(R), EconoLodge(R), Knights Inn(R), Motel 6(R), Red Carpet Inn(R), Super 8(R) and Thriftlodge(R).


(4) Occupancy and average daily rates were provided by Smith Travel Research. Average weekly rate and Weekly REVPAR were calculated as described below in notes 5 and 6.


(5) Average weekly rate is determined by dividing room revenue by guest rooms sold for the applicable period and multiplying by seven.


(6) Weekly REVPAR is determined by dividing room revenue by available guest rooms for the applicable period and multiplying by seven.

COMPETITION


     The lodging industry is highly competitive. Competitive factors within the industry include room rates, quality of accommodations, name recognition, supply and availability of alternative lodging, including short-term lease apartments, service levels, name recognition, reputation, reservation systems and convenience of location. Each of the Existing Facilities and Construction Facilities is located, and each of the Development Facilities will be located, in a developed area that includes competing lodging facilities, including both traditional lodging facilities and other extended stay facilities. The number of competitive lodging facilities in a particular area could have a material adverse effect on occupancy, average weekly rate and Weekly REVPAR of the Existing Facilities and Construction Facilities or properties developed or acquired in the future. See " -- The Facilities."


     The Company anticipates that competition within the extended stay lodging market will increase substantially in the foreseeable future. A number of other lodging chains and developers recently have announced their intent to develop or are already attempting to develop extended stay lodging facilities which may compete with the Company's facilities. In particular, some of these entities have announced their intent to target the economy segment of the extended stay market in which the Company competes. The Company may compete for guests and for development sites with certain of these established entities which have greater financial resources than the Company and better relationships with lenders and real estate sellers. These entities may be able to accept more risk than the Company can prudently manage. Further, there can be no assurance that new or existing competitors will not significantly reduce their rates or offer greater convenience, services or amenities or significantly expand or improve facilities in markets in which the Company competes, thereby materially adversely affecting the Company's business and results of operations. See "Risk Factors -- Competition in the Lodging Industry."


     At the present time, the Company's facilities are located principally in the Southeast and in particular in metropolitan Atlanta. In these regions, the Company competes with both traditional lodging facilities and other extended stay facilities, including individual extended stay facilities and those owned and operated by competing chains. The Company competes with these facilities by offering low weekly rates, customer service and convenient locations.


ENVIRONMENTAL MATTERS

     Under various federal, state and local laws and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. Furthermore, a person that arranges for the disposal or transports for disposal or treatment a hazardous substance at a property owned by another may be liable for the costs of removal or remediation of hazardous substances released into the environment at that property. The costs of remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or use such real estate or to borrow using such real estate as collateral. In connection with the ownership and operation of its properties, the Company may be potentially liable for any such costs. Any potential environmental liability the Company may have solely as a franchisor is less clear; however, the Company's business and results of operations could be adversely affected if a franchisee incurred environmental liability.


     The Company has obtained recent Phase I environmental site assessments ("Phase I Surveys") on the Company-owned Existing Facilities and Company-owned Construction Facilities and intends to obtain Phase I Surveys prior to the purchase of any future sites or properties, including the Development Facilities. The Phase I Surveys are intended to identify potential environmental contamination and regulatory compliance concerns. Phase I Surveys generally include historical reviews of the properties, reviews of certain public records, preliminary investigations of the sites and surrounding properties and the preparation and issuance of written reports. Phase I Surveys generally do not include invasive procedures, such as soil sampling or ground water analysis. If the Phase I Survey indicates that additional analysis or testing is appropriate, the

Company will either abandon the site or obtain a Phase II Survey, which generally involves invasive testing procedures.


     The Phase I Surveys have not revealed any environmental liability or compliance concern at the Company-owned Existing Facilities that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or concern. Nevertheless, it is possible that Phase I Surveys will not reveal all environmental liabilities or compliance concerns or that there will be material environmental liabilities or compliance concerns of which the Company will not be aware. Moreover, no assurances can be given that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the Company's existing and future properties will not be affected by the condition of neighboring properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to the Company.

     The Atlanta Suburban Lodge facility located in the Fulton Industrial District is located in the vicinity of a property from which leaking underground storage tanks have been removed. Such tanks released petroleum products into the soil and groundwater, and it is not known whether the release has impacted the groundwater beneath the Fulton Industrial site. Although this release initially migrated in groundwater towards the Company's property, it currently appears that it is unlikely to have impacted the Company's property in light of the tank owner's ongoing remediation activities and the groundwater monitoring records from the adjacent property. Suburban does not believe that it will have any material liability in the event the release migrates or has migrated under the Fulton Industrial site; however, there can be no guarantee that the Company will not incur future environmental liabilities arising out of such activities or that any such liability would not have a material adverse effect on the future financial condition or results of operations of the Company.


     In addition, the initial Phase I groundwater sampling at the Construction Facility in Greenville, SC, discusses evidence of a dry-cleaning solvent in the groundwater. The likely source of the solvent is a dry-cleaning facility located approximately 150 feet upgradient of the site. Based upon a Phase II Survey obtained with respect to this site, the Company does not believe that it will have any material liability in connection with the dry-cleaning solvent; however, there can be no guarantee that the Company will not incur future environmental liabilities arising out of the presence of the solvent or that any such liability would not have a material adverse effect on the future financial condition or results of operation of the Company.


     Suburban believes that the Company-owned facilities are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances and other environmental matters. Neither the Company nor, to the knowledge of the Company, any of the current owners of the managed and franchised facilities has been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental issues in connection with any of its present or former properties.

GOVERNMENTAL REGULATION

     A number of states regulate the licensing of lodging facilities by requiring registration, disclosure statements and compliance with specific standards of conduct. The Company believes that each of its facilities has the necessary permits and approvals to operate its respective business, and the Company intends to continue to obtain such permits and approvals for its new facilities. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company. Both at the federal and state level from time to time, there are proposals under consideration to increase the minimum wage.

     Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although the Company has attempted to satisfy ADA requirements in the design of its facilities, a material ADA claim could be asserted against the Company, which could result in a judicial order requiring compliance and the expenditure of substantial sums to achieve compliance, an imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

     Suburban is subject to Federal Trade Commission ("FTC") regulation and various state laws which regulate the offer and sale of franchises. Several state laws also regulate various aspects of the franchisor-franchisee relationship. The FTC requires the Company to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which the Company might consider franchising also regulate the sale of franchises and require registration of the franchise offering circular with state authorities. State laws that regulate the franchisor-franchisee relationship presently exist or are being considered in a substantial number of states, and bills have been introduced in Congress (one of which is now pending) which provide for federal regulation of certain aspects of the franchisor-franchisee relationship. These current and proposed franchise relationship laws limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

TRADEMARKS


     The tradename "Suburban Lodge" and the service mark "Lodge for Less" and related logos are actively used and are significant to the Company's business. All of these marks have been registered on the Principal Register of the United States Patent and Trademark Office. The term for the registration of the "Suburban Lodge" trademark extends to November 2004 on the Principal Register, at which time it may be renewed for successive ten-year periods. The term for the registration of the Suburban Lodge name and design logo extends to March 2009, at which time it may be renewed for successive ten-year periods. The term for the registration of the service mark "Lodge for Less" extends to October 2000, at which time it may be renewed for successive ten-year periods.


INSURANCE

     Suburban currently maintains the types and amounts of insurance coverage that it considers appropriate for a company in its business. While management believes that the Company's insurance coverage is adequate, if the Company were held liable for amounts exceeding the limits of its insurance coverage or for claims outside of the scope of its insurance coverage, the Company's business, results of operations and financial condition could be materially and adversely affected.

EMPLOYEES


     As of March 31, 1996, Suburban and its subsidiaries employed approximately 80 persons. Suburban expects that it will increase the number of its employees as it expands its business. The Company's employees are not subject to any collective bargaining agreements, and management believes that its relationship with its employees is good.


HEADQUARTERS

     The Company's corporate headquarters are located in Atlanta, Georgia and are occupied pursuant to a lease that expires in January 1997. The Company will reassess its needs for office space at that time, but it believes that its current office space is sufficient to meet its present needs and does not anticipate any difficulty securing additional space, as needed, on terms acceptable to the Company.

LEGAL PROCEEDINGS

     Suburban is not a party to any litigation or claim, other than routine matters incidental to the operation of its business. To date, no claims have had a material adverse effect on the Company, nor does the Company expect that the outcome of any pending claims will have such an effect.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Certain information regarding the directors, persons who have been nominated to serve as directors but who will not become directors until completion of the Offering and all executive officers of the Company is set forth in the table below.


                                                                                              TERM
              NAME                AGE                    POSITION                    CLASS   EXPIRES
- --------------------------------  ---   -------------------------------------------  -----   -------
David E. Krischer...............  47    Chairman of the Board, Chief Executive        III      1999
                                          Officer and President
Dan J. Berman...................  31    Vice President -- Franchising and Director    III      1999
Seth H. Christian...............  31    Vice President -- Operations
Terry J. Feldman................  52    Vice President, Chief Financial Officer and    --        --
                                          Treasurer
G. Hunter Hilliard..............  53    Vice President -- Construction                 --        --
Kevin R. Pfannes................  41    Vice President -- Development and Secretary    --        --
James R. Kuse...................  65    Director                                       II      1998
Michael McGovern................  52    Director                                       II      1998
John W. Spiegel.................  55    Director                                        I      1997


     DAVID E. KRISCHER. Mr. Krischer formed the Company in 1987 to develop a national chain of economy extended stay facilities and has served as its President and Chairman since inception and as Chief Executive Officer since March 1996. Mr. Krischer has over 15 years of experience in real estate development and has been involved in the hospitality industry for nearly ten years. From 1974 to 1986, he was a partner with two Atlanta law firms, Arrington, Rubin, Winter, Krischer & Goger and Costanzo & Krischer, where his practice focused on general business and real estate law and real estate syndication.

     DAN J. BERMAN. Mr. Berman joined the Company in September 1993 as its Vice President -- Franchising and was elected as a Director in March 1996. Prior to joining the Company in 1993, Mr. Berman practiced commercial law in New York City with the firm Young and Young from September 1990 to May 1993. Mr. Berman received the degrees of Juris Doctor and Master of Business Administration from Emory University Law and Business Schools in 1990.

     SETH H. CHRISTIAN. Mr. Christian joined the Company in November 1987 and was elected Vice President -- Operations in January 1989. From 1983 through 1987, he served as General Manager of Hotel/Restaurant Management, Inc., an Atlanta-based hospitality company. Mr. Christian is a member of the Board of Directors of the Arthritis Foundation, Georgia Chapter. Mr. Christian received a Bachelor of Arts in economics from Georgia State University in 1988.

     TERRY J. FELDMAN. Mr. Feldman joined the Company in January 1995 as its Treasurer and Chief Financial Officer and was elected Vice President in March 1996. He has over 30 years of experience in real estate accounting and finance. Prior to joining the Company, Mr. Feldman served as the Vice President and Chief Financial Officer of Unity Mortgage, Inc., a home mortgage lender, from July 1992 to July 1994. Mr. Feldman served as the Vice President and Chief Financial Officer of Anderson Properties, Inc., a commercial real estate company in Atlanta, from 1984 to 1992. From 1977 to 1984, he served in treasury and financial planning capacities at Days Inns of America, Inc. Mr. Feldman is a Certified Public Accountant.

     G. HUNTER HILLIARD. Mr. Hilliard joined the Company in April 1987 as its Vice President -- Construction. In addition, since 1980, Mr. Hilliard has been the sole shareholder and Secretary of Acreage Investment Corporation, a real estate and construction consulting firm. He has over 25 years of experience in the development and construction of single and multi-family housing, retail centers and office space.

     KEVIN R. PFANNES. Mr. Pfannes joined the Company in January 1996 and was elected Vice President -- Development in February 1996. He has 17 years of legal and business experience in the development, acquisition, leasing and financing of a broad range of commercial real estate transactions. From July 1992 through January 1995, Mr. Pfannes served as real estate counsel and Director of Operations of General

Innkeeping Acceptance Corporation, a wholly-owned subsidiary of Holiday Inns, Inc., which provided financing for Holiday Inn hotels. From January 1986 to July 1992, Mr. Pfannes was a self-employed attorney, and his practice focused on commercial real estate matters. From 1979 to 1984, Mr. Pfannes worked for the Chicago law firm of Rooks, Pitts and Poust, where his practice focused on real estate and lending matters.

     JAMES R. KUSE. Mr. Kuse will become a Director of the Company effective immediately upon the closing of the Offering. Mr. Kuse has been the Chairman of the Board of Directors of Georgia Gulf Corporation since January 1985. From February 1989 through February 1991, Mr. Kuse also served as the Chief Executive Officer of Georgia Gulf Corporation. Mr. Kuse also serves as a Director of Rhodes, Inc. and Green Capital Investors.

     MICHAEL MCGOVERN. Mr. McGovern will become a Director of the Company effective immediately upon the closing of the Offering. Since 1975, Mr. McGovern has been the President and a Director of McGovern Enterprises, Inc., a company which provides corporate, financial and real estate advisory services throughout the United States.

     JOHN W. SPIEGEL. Mr. Spiegel will become a Director of the Company effective immediately upon the closing of the Offering. Since 1985, Mr. Spiegel has served as Executive Vice President and Chief Financial Officer of SunTrust Banks, Inc. He has also served as Treasurer of Trust Company of Georgia since 1978 and is an officer and director of various subsidiaries of SunTrust Banks, Inc. Mr. Spiegel is also a member of the Board of Directors of Rock-Tenn Company, Student Loan Marketing Association and ContiFinancial Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

     Audit Committee. Effective upon the closing of the Offering, the Board of Directors will establish an Audit Committee, which will consist of Mr. Kuse, Mr. Spiegel and Mr. Krischer. The Audit Committee will make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls.

     Compensation Committee. Effective upon the closing of the Offering, the Board of Directors will establish a Compensation Committee, which will consist of Mr. Kuse and Mr. McGovern. The Compensation Committee will determine compensation for the Company's executive officers and administer the Company's 1996 Plan.

     The Company may from time to time form other committees as circumstances warrant. Such committees will have authority and responsibility as delegated by the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the annual compensation for services in all capacities to the Company and its predecessors for the fiscal year ended December 31, 1995 of David E. Krischer, the Company's Chief Executive Officer and the only officer whose annual salary and bonuses exceeded $100,000. The Company has not entered into an employment agreement with any of its officers or employees.

                                                                         ANNUAL COMPENSATION
                                                                       ------------------------
                     NAME AND PRINCIPAL POSITION                       YEAR    SALARY    BONUS
- ---------------------------------------------------------------------  ----   --------   ------
David E. Krischer....................................................  1995   $187,000   $7,769
  Chairman of the Board, Chief
  Executive Officer and President

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Following the consummation of the Offering, the Compensation Committee will consist of Messrs. Kuse and McGovern. During calendar year 1995, the Company did not have a Compensation Committee, and all compensation decisions were made by Mr. Krischer, who also served as President of the Company.

COMPENSATION OF DIRECTORS

     The Company's non-employee directors will receive directors fees of $1,250 per board meeting attended, and all Directors will be reimbursed for their out-of-pocket expenses incurred in connection with their service on the Board of Directors. For a description of the non-cash compensation to be paid to the non-employee Directors for their service on the Board, see "Management -- 1996 Stock Incentive Plans -- The Directors' Plan." Messrs. Krischer and Berman will receive no compensation for their service on the Board of Directors other than reimbursement for their out-of-pocket expenses incurred in connection with such service.

INDEMNIFICATION AGREEMENTS

     The Company has entered into Indemnification Agreements with certain of its directors and officers (the "Indemnified Parties"). Under the terms of the Indemnification Agreements, the Company is required to indemnify the Indemnified Parties against certain liabilities arising out of their services for the Company. The Indemnification Agreements require the Company (i) to indemnify each Indemnified Party to the fullest extent permitted by law; (ii) to provide coverage for each Indemnified Party under the Company's directors and officers liability insurance policy and (iii) to advance certain expenses incurred by an Indemnified Party. The Indemnification Agreements provide limitations on the Indemnified Parties' rights to indemnification in certain circumstances. To the extent that indemnification provisions contained in the Indemnification Agreements purport to include indemnification for liabilities arising under the Securities Act, the Company has been informed that in the opinion of the Securities and Exchange Commission (the "Commission"), such indemnification is contrary to public policy and therefore unenforceable.

1996 STOCK INCENTIVE PLANS

     The Company has adopted the 1996 Plan and the Directors' Plan for the purpose of (i) attracting and retaining employees and directors with ability and initiative; (ii) providing incentives to those deemed important to the success of the Company and related entities and (iii) associating the interests of these individuals with the interests of the Company and its shareholders through opportunities for increased ownership of Common Stock. The summaries of the 1996 Plan and the Directors' Plan set forth below are qualified in their entirety by reference to the text of the 1996 Plan and the Directors' Plan, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  The 1996 Plan


     Administration. The 1996 Plan will be administered by the Compensation Committee of the Board (the "Compensation Committee"). As used in this summary, the term "Administrator" means the Compensation Committee.


     Eligibility. Each employee of the Company or of a wholly-owned subsidiary of the Company, including an employee who is a member of the Board, is eligible to participate in the 1996 Plan. The Administrator will select the individuals who will participate in the 1996 Plan ("Participants"), but no person may participate in the 1996 Plan while he or she is a member of the Compensation Committee. The Administrator may, from time to time, grant stock options, stock appreciation rights ("SARs"), stock awards, restricted stock awards or performance shares to Participants.

     Stock Options. Options granted under the 1996 Plan may be incentive stock options ("ISOs") or nonqualified stock options. A stock option entitles a Participant to purchase shares of Common Stock from the Company at the option price. The option price may be paid in cash, with shares of Common Stock or with a combination of cash and Common Stock. The option price will be fixed by the Administrator at the time the option is granted, but the price cannot be less than the shares' Fair Market Value (as defined in the Plan) on the date of grant. The exercise price of an ISO granted to any Participant who is a Ten Percent Shareholder (as defined below) may not be less than 110% of the shares' Fair Market Value on the date of grant. A Participant is a Ten Percent Shareholder if he owns, or is deemed to own, more than ten percent of the total combined voting power of all classes of stock of the Company or a related entity. A Participant is deemed to own any voting stock owned (directly or indirectly) by the Participant's spouse, brothers, sisters, ancestors and lineal descendants. A Participant and such persons are also considered to own proportionately any voting stock owned (directly or indirectly) by or for a corporation, partnership, estate or trust of which the Participant or any such person is a shareholder, partner or beneficiary. An option must expire within ten years from the date of grant, except that the term of an ISO that is granted to a Ten Percent Shareholder may not be longer than five years. Moreover, no Participant may be granted ISOs or related SARs (under all incentive stock option plans of the Company) which are first exercisable in any calendar year for stock having an aggregate Fair Market Value (determined as of the date the ISO was granted) that exceeds $100,000. Finally, no Participant shall be granted options to purchase more than 150,000 shares of stock in any 12-month period.



     SARs. SARs entitle the Participant to receive a payment based on a formula determined by the Administrator and set forth in the SAR Agreement. The Participant will be entitled to receive no more than the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the initial value of the SAR. The initial value of the SAR is the Fair Market Value of a share of Common Stock on the date of grant. The amount payable upon the exercise of a SAR may be paid in cash, Common Stock or a combination of the two. SARs may be granted in relation to option grants ("Corresponding SARs") or independently of option grants. The difference between these two types of SARs is that to exercise a Corresponding SAR, the Participant must surrender unexercised that portion of the stock option to which the Corresponding SAR relates. The maximum number of shares underlying SARs which can be awarded during any 12-month period to any Participant is 150,000 shares.


     Restricted Stock; Stock Awards. Participants may also be awarded shares of Common Stock pursuant to a stock award. The Administrator, in its discretion, may prescribe that a Participant's rights in a stock award shall be nontransferable or forfeitable or both unless certain conditions are satisfied. These conditions may include, for example, a requirement that the Participant continue employment with the Company for a specified period or that the Company or the Participant achieve stated objectives.


     Performance Share Awards. The 1996 Plan also provides for the award of performance shares. A performance share award entitles the Participant to receive a payment equal to the Fair Market Value of a specified number of shares of Common Stock if certain performance standards are met. The Administrator will prescribe the requirements that must be satisfied before a performance share award is earned. The performance share requirements may include, for example, a requirement that the Participant continue employment with the Company for a specified period or that the Company or the Participant achieve stated objectives. To the extent that performance shares are earned, the obligation may be settled in cash, in Common Stock or by a combination of the two. No more than 25,000 performance shares may be earned by a Participant with respect to any performance period.


     Share Authorization. All awards made under the 1996 Plan will be evidenced by written agreements between the Company and the Participant. A maximum of 750,000 shares of Common Stock may be issued under the 1996 Plan. The share limitation and the terms of outstanding awards shall be adjusted, as the Compensation Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.


     Nontransferability. Any option or SAR granted under the 1996 Plan is nontransferable except by will or by the laws of descent and distribution. During the lifetime of a Participant, options or SARs may only be exercised by such Participant. Notwithstanding the foregoing, a Participant may transfer an option or SAR (other than an ISO and its Corresponding SAR) with respect to all or part of the shares of Common Stock subject to such option or SAR to the Participant's spouse, children or grandchildren, to a trust for the benefit of such family members or to a partnership in which such family members are the only partners if (a) no consideration is received by the Participant in exchange for the option or SAR; (b) the agreement evidencing the option or SAR expressly provides for transfers described in this sentence and is approved by the Committee; (c) the option or SAR continues to be subject to the same terms and conditions after the transfer and (d) the transfer is permissible under Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") as in effect from time to time.


     Change in Control. In the event the Company undergoes a change in control (as defined in the 1996 Plan), all restricted stock (other than restricted stock granted within six months of the Change in Control) shall vest, all performance awards shall be earned and all options and SARs granted under the 1996 Plan shall become exercisable. Amounts payable or earned as a result of a change in control are subject to certain reductions to mitigate the effect of section 280G of the Internal Revenue Code of 1986 (the "Code").

     Assumption of Awards. In the event of a merger, consolidation or statutory share exchange in which the Company either is not the survivor or becomes a subsidiary of the acquiring entity, or an acquisition of the Company's assets that results in the Company going out of business, all awards granted under the 1996 Plan shall be assumed by the acquiring entity.

     Termination and Amendment. No option, SAR or stock award may be granted and no performance shares may be awarded under the 1996 Plan after March 26, 2006. The Board may amend or terminate the 1996 Plan at any time, but an amendment will not become effective without shareholder approval if the amendment changes the eligibility requirements, increases the benefits that may be provided under the 1996 Plan or extends the term of the Plan.

     Initial Awards. The Company will grant, on the effective date of the Registration Statement of which this Prospectus is a part, options to acquire an aggregate of 400,000 shares of Common Stock. Mr. Krischer will receive options to purchase 150,000 shares, and Messrs. Berman, Christian, Feldman, Hilliard and Pfannes will each receive options to purchase 50,000 shares. Each of the grantees will receive an ISO covering the maximum number of shares for which an ISO may be awarded, given the $100,000 per year annual limitation discussed above under the heading "Stock Options," and a nonqualified option covering the remainder of the shares. The options will become exercisable for 25% of the shares of Common Stock covered by each such option on the first anniversary of the date of grant, and with respect to an additional 25% on each anniversary of such date through the year 2000. Each option, other than the ISOs granted to Mr. Krischer, will be exercisable for ten years from the date of grant at a price per share equal to the Offering Price. Due to the Ten Percent Shareholder rule discussed under the heading "Stock Options," the ISOs granted to Mr. Krischer will be exercisable for five years from the date of grant at a price per share equal to 110% of the Offering Price.

     Shareholder Rights. A Participant will have no rights as a shareholder with respect to the shares subject to his or her option until the option is exercised.


     Federal Income Taxes. No income is recognized by a Participant at the time an option is granted. If the option is an ISO, no income will be recognized upon the Participant's exercise of the option. Income is recognized by a Participant when he disposes of shares acquired under an ISO. The exercise of a nonqualified stock option generally is a taxable event that requires the Participant to recognize, as ordinary income, the difference between the shares' Fair Market Value and the option price.



     No income is recognized upon the grant of a SAR. The exercise of a SAR is generally a taxable event. A Participant generally must recognize income equal to any cash that is paid and the Fair Market Value of Common Stock that is received in settlement of a SAR.



     Unless an election is made under Section 83(b) of the Code, a Participant will recognize income on account of a stock award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The amount of income recognized by the Participant is equal to the Fair Market Value of the Common Stock received on that date.



     Unless an election is made under Section 83(b) of the Code, a Participant will recognize income on account of the settlement of a performance share award. The amount of such income will be equal to any cash that is paid and the Fair Market Value of Common Stock (on the date that the shares are first transferable or not subject to a substantial risk of forfeiture) that is received in settlement of the award.

     Suburban ordinarily will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified option or SAR, the vesting of a stock award and the settlement of a performance share award. The amount of the deduction is equal to the ordinary income recognized by the Participant. Suburban will not be entitled to a federal income tax deduction on account of the grant or the exercise of an ISO. Suburban may claim a federal income tax deduction on account of certain dispositions of Common Stock acquired upon the exercise of an ISO.


  The Directors' Plan


     Eligibility. The Directors' Plan provides for the grant of options to purchase Common Stock to each eligible Director of the Company and the award of Common Stock to each eligible Director who is a member of the Board upon the consummation of the Offering. No Director who is an employee of the Company or a subsidiary is eligible to participate in the Directors' Plan.



     Options. The Directors' Plan provides that each eligible Director who is a member of the Board of Directors will be awarded options to purchase 1,500 shares of Common Stock at the Price to Public on the effective date of the Registration Statement. Thereafter, option grants under the Directors' Plan will be made at each annual meeting of the Board of Directors immediately following their election or re-election, and on such date each eligible Director will receive options to purchase 1,500 shares of Common Stock at the Fair Market Value of the Common Stock on the date of grant. The exercise price may be paid in cash, cash equivalent acceptable to the plan administrator, Common Stock or a combination thereof. Options granted under the Director's Plan are exercisable for ten years from the date of grant, subject to certain restrictions described below.


     Exercise of Options. Each option granted to a Director under the Directors' Plan will become exercisable on the first to occur of: (a) the first anniversary of the date of grant or (b) the date of the next annual meeting of the shareholders, in each case if such Director is then a member of the Board. Notwithstanding the foregoing, if a Director ceases to be a member of the Board as a result of his or her death or disability, such Director's option will become immediately exercisable. Except as provided in the event of death or disability, on the date that a Director ceases to be a member of the Board for any reason, he or she shall forfeit the right to exercise his or her option with respect to any shares for which it is not then exercisable in accordance with the foregoing.

     If a Director leaves the Board as a result of death or disability, his or her option may be exercised within one year following the last date on which the Director is a member of the Board or during the remainder of the option period, whichever is shorter. If the Director leaves the Board for any other reason, the option may be exercised within one year following the last date on which the Director is a member of the Board or during the remainder of the option period, whichever is shorter. An option may be exercised with respect to any number of whole shares less than the full number for which the option could be exercised.


     Nontransferability. Any option granted under the Directors' Plan is nontransferable except by will or by the laws of descent and distribution. During the lifetime of a Participant, options may only be exercised by such Participant. Notwithstanding the foregoing, an option may be transferred with respect to all or part of the shares of Common Stock subject to the option to the Directors' spouse, children or grandchildren, to a trust for the benefit of such family members or to a partnership in which such family members are the only partners if (a) no consideration is received by the director in exchange for the option; (b) the agreement evidencing the option expressly provides for transfers described in this sentence and is approved by the plan administrator;
(c) the option continues to be subject to the same terms and conditions after the transfer and (d) the transfer is permissible under Rule 16b-3 of the Exchange Act.


     Change in Control. In the event the Company undergoes a change in control (as defined in the Directors' Plan), all restricted stock (other than restricted stock granted within six months of the Change in Control) shall vest and all options granted under the Directors' Plan shall become exercisable.

     Assumption of Awards. In the event of a merger, consolidation or statutory share exchange in which the Company either is not the survivor or becomes a subsidiary of the acquiring entity or an acquisition of the

Company's assets that results in the Company going out of business, all awards granted under the Directors' Plan shall be assumed by the acquiring entity.


     Stock Awards. The Directors' Plan provides that each eligible Director who is a member of the Board immediately following the closing of the Offering will be awarded 1,000 shares of restricted Common Stock on that date. All other awards of Common Stock under the Directors' Plan will be made at the first Board Meeting following an annual meeting of the Company's shareholders (the date of each such Board meeting being referred to as an "Award Date"). Each eligible Director will receive on each Award Date on which he is a member of the Board the lesser of 1,000 shares of Common Stock or, if the Fair Market Value of 1,000 shares exceeds $10,000 on the Award Date, a number of whole shares of Common Stock having a Fair Market Value that as nearly as possible equals, but does not exceed, $10,000.



     Vesting of Stock Awards. A Director will be vested in one hundred percent of the shares of Common Stock awarded to him under the Directors' Plan on the first to occur of (a) the first anniversary of the date of grant or (b) the date of the next annual meeting of the shareholders. If, however, a Director is not a member of the Board on any Award Date on which his shares otherwise would become vested, no shares will vest for such Director on that date, and the Director will have no further right in any shares of Common Stock issued to him under the Directors' Plan that are not then vested.


     Shareholder Rights. A Director will have no rights as a shareholder with respect to the shares subject to his option until the option is exercised. A Director will have the right to vote all shares of Common Stock awarded to him under the Directors' Plan and will receive all dividends paid with respect to the shares, notwithstanding that the shares have not vested. Upon a Director's ceasing to be a member of the Board, these rights will immediately terminate with respect to any share of Common Stock not then vested.

     Amendment and Termination. The Directors' Plan provides that the Board may amend or terminate the Plan at any time, but an amendment will not become effective without shareholder approval if the amendment changes the eligibility requirements, increases the benefits that may be provided under the Directors' Plan, or extends the term of the Director's Plan. No shares of Common Stock will be awarded under the Directors' Plan after March 26, 2006.

     Share Authorization. A maximum of 100,000 shares of Common Stock may be issued under the Directors' Plan. The share limitation and the terms of outstanding awards shall be adjusted, as the Compensation Committee deems appropriate, in the event of a stock dividend, stock split, combination, reclassification, recapitalization or other similar event.

  Profit Sharing Plan

     The Company sponsors the Suburban Lodge 401(k) Savings Plan for its employees. For employees earning under $30,000 per year, the Company will make a matching contribution of 100% of the first $10 contributed per employee per pay period. Thereafter, 10% of all contributions over $10 per pay period will be matched by the Company. For employees earning over $30,000 per year, the Company will make a matching contribution of 10% of the employee's contribution. Employee contributions vest immediately upon contribution, and matching contributions made by the Company vest over time, with all employees with more than five years of service being fully vested in their Company contributions. Employees may contribute from one percent to 15% of their pay each pay period up to an aggregate of $9,500 in 1996. All employees of the Company who have completed 12 months of service with the Company, have worked 1,000 hours or more per year and have attained the age of 21 are eligible to participate in the plan.

                              CERTAIN TRANSACTIONS

     The Company has entered into a number of transactions with certain of its officers and directors and their affiliates in connection with the restructuring of the Company and its operations in preparation for public ownership. The Company will merge with the Affiliated Entities which (i) own and operate seven Company-owned Existing Facilities and (ii) own and are developing three of the Construction Facilities and one of the Development Facilities, in exchange for an aggregate of 999,483 shares of Common Stock, with a value of approximately $15.0 million based upon the Price to Public, and approximately $2.9 million in cash. Of these shares, an aggregate of 896,099 shares will be issuable to affiliates of the Company, including 351,694 shares issuable to Mr. Krischer, 227,122 shares issuable to Mr. Kuse and his affiliates, 150,364 shares issuable to Mr. McGovern, 142,709 shares issuable to HS Associates and 24,210 shares issuable to the other officers of the Company as a group, in exchange for their interests in the Affiliated Entities. These shares have a value of approximately $13.4 million based on the Offering Price. Of the shares issuable to Mr. McGovern, approximately 15,300 shares will be issued as payment for development services rendered in connection with the development of the Mableton facility.

     Of the $2.9 million in cash to be paid in connection with the acquisition of the Affiliates Entities, approximately $1.1 million will be paid to affiliates of the Company as follows: $84,600 to Mr. Krischer, $545,700 to Mr. Kuse and his affiliates, $386,600 to Mr. McGovern and $48,000 to the other officers of the Company as a group. Also, the Company will pay a $100,000 development fee (of which $25,000 is payable to Mr. Krischer) with respect to the Conyers facility.


     From time-to-time Messrs. Krischer, Kuse and McGovern and HS Associates have made loans to Suburban, the Affiliated Entities and the Third Party Sellers to fund development, construction and working capital requirements. In connection with the Corporate Organization, a portion of the net proceeds of the Offering will be used to repay the indebtedness of the Company and the Affiliated Entities, including approximately $1.7 million to affiliates of the Company, including approximately $392,000 to Mr. Krischer and his family members, $1.1 million to Mr. Kuse and his affiliates, $136,000 to Mr. McGovern and $125,000 to HS Associates. In addition, Mr. Krischer, HS Associates and Mr. McGovern have extended a wrap-mortgage of approximately $2.7 million to the Third Party Seller who owns the Forest Park facility. After repayment of the underlying mortgage, Mr. Krischer, HS Associates and Mr. McGovern will receive approximately $550,000, $368,000 and $181,000, respectively, upon repayment of the wrap-mortgage by the Third Party Seller at the closing of the transaction. In addition, almost all of the indebtedness to be repaid with a portion of the net proceeds of the Offering has been guaranteed by Mr. Krischer and one or more of Mr. McGovern and Mr. Kuse and his affiliates.



     Immediately prior to the consummation of the Corporate Organization, the Affiliated Entities intend to distribute to Mr. Krischer, as agent, the cash and cash equivalents of the Affiliated Entities for purposes of liquidating current liabilities and making final distributions to the investors in the Affiliated Entities. As of March 31, 1996, the cash to be distributed to Mr. Krischer, as agent, aggregated approximately $814,000. As of March 31, 1996, Messrs. Krischer, Kuse and McGovern would have received approximately $245,000, $152,000 and $90,000, respectively, of such distributions after liquidation of certain liabilities in the amount of approximately $323,000. Such distributions are expected to reduce substantially the cash balances of the Affiliated Entities immediately prior to the closing of the Offering. Upon the closing of the Offering, and in conjunction with such cash distributions, the Company will reimburse the Affiliated Entities for expenses advanced to fund the Offering, which, as of December 31, 1995, totaled approximately $283,000.


     Pursuant to the terms of a Management Agreement between the Company and the Third Party Seller who owns the Forest Park facility, upon consummation of the Company's acquisition of the Forest Park facility, the Company will receive a sales incentive fee equal to 25% of the net proceeds to the Third Party Seller from such sale after certain deductions, including the repayment of debt. The Company anticipates that the fee will be approximately $200,000, and it will be accounted for as a reduction in the price paid for the Forest Park facility.

     In 1995, the Company paid $17,000 in consulting fees to Acreage Investment Corporation, a real estate and construction consulting firm owned by Mr. Hilliard, the Company's Vice President of Construction. The Company anticipates that it will pay approximately $8,000 in consulting fees to Acreage Investment Corporation prior to the consummation of the Offering. After consummation of the Offering, the Company does not anticipate paying any additional fees to Acreage Investment Corporation.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by (i) each director of the Company; (ii) each executive officer of the Company; (iii) all directors and executive officers of the Company as a group and (iv) each person known to the Company to beneficially own more than 5% of the outstanding Common Stock. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. The number of shares represents the number of shares of Common Stock the person is expected to hold immediately following completion of the Corporate Organization and the Offering.


                                                                                        PERCENT OF
                                                                   NUMBER OF SHARES    OUTSTANDING
                  NAME OF BENEFICIAL OWNER(1)                     BENEFICIALLY OWNED   COMMON STOCK
- ----------------------------------------------------------------  ------------------   ------------
David E. Krischer...............................................       2,772,877           35.8%
Dan J. Berman...................................................         144,968            1.9
Seth H. Christian...............................................         145,630            1.9
Terry J. Feldman................................................             800             *
G. Hunter Hilliard..............................................          91,219            1.2
Kevin R. Pfannes................................................             145             *
James R. Kuse(2)................................................         228,122            2.9
Michael McGovern(2).............................................         420,381            5.4
John W. Spiegel(2)..............................................           1,000             *
HS II Associates, L.P. and HS III Associates, L.P.(3)...........         680,744            8.8
All directors and executive officers as a group (nine                  3,805,142           49.1%
  persons)......................................................


- ---------------

  * Represents less than one percent of the outstanding Common Stock.

(1) Unless otherwise indicated, the address of such persons is care of Suburban Lodges of America, Inc., 120 Interstate North Parkway East, Suite 120, Atlanta, Georgia 30339.


(2) Includes 1,000 shares of restricted Common Stock granted pursuant to the Directors' Plan and, with respect to Mr. Kuse, includes 226,123 shares held of record by K&K Holdings, a partnership in which Mr. Kuse has an indirect ten percent interest and the remainder of which is owned by his son, Michael Kuse.

(3) These partnerships are owned by three partners, none of whom is an officer or director of the Company, who have informed the Company that they intend to distribute all of the shares to the individual partners promptly upon receipt. If such distribution occurs, none of the three individuals will own more than five percent of the Company's outstanding shares of Common Stock. The address of HS II Associates, L.P. and HS III Associates, L.P. is 6640 Powers Ferry Road, Suite 200, Atlanta, Georgia 30339.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). There are currently six holders of record of Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor, fully paid and nonassessable.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of the Common Stock exclusively possess all voting power. The Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of

Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive rights.

PREFERRED STOCK


     The authorized and unissued capital stock of the Company includes 5,000,000 shares of Preferred Stock, par value $1.00 per share. The Board of Directors generally has the power to issue shares of capital stock without shareholder approval. The Board of Directors is authorized to establish the rights, preferences and limitations of any or all shares of Preferred Stock and to divide such shares into classes or series, with or without voting rights, as the Board may determine. Except for the Series A Participating Cumulative Preferred Stock (the "Series A Preferred Stock") issuable pursuant to the Company's Rights Agreement (as described below), no shares of Preferred Stock are currently designated, and there is no current plan to designate or issue any other class or series of Preferred Stock. However, the ability of the Board of Directors to issue shares of Preferred Stock could impede or deter an unsolicited tender offer or takeover proposal regarding the Company. See "Risk
Factors -- Anti-Takeover Considerations -- Rights Agreement." Shares of capital stock also could be issued with such terms, provisions and rights which would make a takeover of the Company more difficult and, therefore, less likely to occur. In addition, the issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock and could have the effect of making removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market value of the Common Stock.



RIGHTS AGREEMENT



     The Company's Board of Directors has adopted a Rights Agreement, pursuant to which one right (a "Right") will be issued in respect of each share of Common Stock outstanding upon consummation of the Offering, including shares issued in connection with the Corporate Organization. Rights will also attach to shares of Common Stock issued after the Corporate Organization and the Offering but prior to the Distribution Date (as defined below).



     Each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share (a "Unit") of Series A Preferred Stock or, in certain circumstances, Common Stock or stock of the Acquiring Person (as defined below). Each Unit is structured to be the economic equivalent of one share of
Common Stock. The exercise price per Right will be $     , subject to adjustment
(the "Purchase Price").



     The Rights will attach to the shares of Common Stock and will be evidenced by Common Stock certificates, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed initially. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire (other than pursuant to an acquisition approved in advance by a majority of the Continuing Directors (as defined below)), beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Share Acquisition Date"), or (ii) ten business days after the commencement of a tender offer or exchange offer that would result in a person or group beneficially becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) any Common Stock certificates issued will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.



     The Rights are not exercisable until the Distribution Date and will expire at the close of business in May 2006, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

     The Rights Agreement also provides that if (i) any person becomes an Acquiring Person (other than pursuant to a tender or exchange offer approved by a majority of the Continuing Directors), (ii) during such time as there is an Acquiring Person an event occurs which results in such Acquiring Person's ownership interest in the Company being increased by more than 1%, (iii) the Company is the surviving Corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged or (iv) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, then proper provision shall be made so that each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the Purchase Price.



     If, at any time following the Share Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange or other business combination in which the Company is not the surviving corporation or (ii) the Company sells or transfers assets aggregating more than 50% of its assets or generating more than 50% of its operating income or cash flow, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."



     Upon the occurrence of a Triggering Event, Rights that are or were owned by the Acquiring Person, or any affiliate or associate of such Acquiring Person, on or after such Acquiring Person's Share Acquisition Date shall be null and void and may not thereafter be exercised by any person (including subsequent transferees).



     The Purchase Price payable, and the number of shares of Series A Preferred Stock, Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.



     At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (other than Rights owned by the Acquiring Person and certain affiliated persons) for shares of Common Stock (an "Exchange") at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock split or similar transaction.



     At any time until ten days following the Share Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Under certain circumstances set forth in the Rights Agreement, the decision to make an Exchange or to redeem the Rights shall require the concurrence of a majority of the Continuing Directors. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.



     The term "Continuing Directors" means any member of the board who was a member of the board immediately before an Acquiring Person becomes such (other than pursuant to a tender or exchange offer approved by a majority of the Continuing Directors), and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.



     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.



     Prior to the Distribution Date, the Rights Agreement may be amended in any respect, other than to change the Redemption Price, the Expiration Date, the Purchase Price or the number or kind of shares for which a Right is exercisable. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of the holders of Rights (excluding the interests of an Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, no amendment to lengthen the time period governing redemption may be made at such time as the Rights are not redeemable.



     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 15% of the outstanding shares of Common Stock or if another Triggering Event occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved in advance by the Board or a merger or other business combination approved by the Board and the shareholders because the Rights are redeemable under certain circumstances. See "Risk Factors -- Anti-Takeover
Considerations -- Rights Agreement."



     The dividend and liquidation rights of the Series A Preferred Stock are designed so that the value of one one-hundredth of a share of Series A Preferred Stock issuable upon exercise of each Right will approximate the same economic value of one share of Common Stock, including voting rights. Shares of Series A Preferred Stock issuable upon exercise of each Right will not be redeemable. Each share of Series A Preferred Stock will entitle the holder to a minimum preferential dividend of $1.00 per share, but will entitle the holder to an aggregate dividend payment of 100 times the dividend declared on each share of Common Stock. In the event of liquidation, each share of Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1.00, plus accrued and unpaid dividends and distributions thereon, but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged for or changed into other stock or securities, cash or other property, each share of Series A Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. Series A Preferred Stock is not convertible into Common Stock, but Rights may be exercisable for shares of Common Stock in certain instances.



     Each share of Series A Preferred Stock will be entitled to 100 votes on all matters submitted to a vote of the shareholders of the Company, and shares of Series A Preferred Stock will generally vote together as one class with the Common Stock and any other voting capital stock of the Company on all matters submitted to a vote of the Company's shareholders. Further, whenever dividends on the Series A Preferred Stock are in arrears in an amount equal to six quarterly payments, the Series A Preferred Stock, together with any other shares of preferred stock then entitled to elect directors, shall have the right, as a single class, to elect one director until the default has been cured.



     Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether declared, on the outstanding Series A Preferred Stock shall have been paid in full, the Company shall not:
(i) declare or pay dividends on, or make any distributions on, any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock; (ii) declare or pay dividends on, or make any distributions on, any shares of stock ranking on parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such other parity stock; (iii) redeem, purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock or (iv) redeem, purchase or otherwise acquire for consideration any Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.



     A copy of the Rights Agreement will be available after the Offering free of charge from the Rights Agent, American Stock Transfer & Trust Company. This summary description of the Rights and the Rights

Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.


CERTAIN PROVISIONS OF GEORGIA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following summary of certain provisions of Georgia law and the Articles of Incorporation and Bylaws of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to Georgia law and the Articles of Incorporation and the Bylaws of the Company. Certain provisions of Georgia law and the Articles of Incorporation and Bylaws are described elsewhere in this Prospectus.

  Anti-Takeover Protection


     The Company has elected to be covered by two provisions of the Georgia Code that restrict business combinations with interested shareholders. These provisions do not apply to a Georgia corporation unless its bylaws specifically make the statute applicable, and once adopted, such a bylaw may be repealed only by the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by the voting shares of the Company, other than shares beneficially owned by an interested shareholder and his associates and affiliates.


     Interested Stockholders Transactions. The Business Combination with Interested Stockholders Statute regulates business combinations, such as mergers, consolidations, share exchanges and asset purchases, where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an "interested shareholder" of the corporation, unless either (i) the transaction resulting in such acquiror becoming an "interested shareholder" or the business combination received the approval of the corporation's Board of Directors prior to the date on which the acquiror became an interested shareholder or (ii) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of this statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The statute restricting business combinations is broad in its scope and is designed to deter unfriendly acquisitions. The restrictions contained in this statute shall not apply to any person who was an "interested shareholder" prior to the Company's adoption of this statute (i.e., Mr. Krischer).


     Fair Price Requirements. The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied; (ii) the business combination is unanimously approved by the continuing directors; (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder or (iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any 12-month period. The Fair Price Statute is designed to deter unfriendly acquisitions that do not satisfy the specified "fair price" requirement. In general, the fair-price requirement provides that in a two-step acquisition transaction, the interested shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the corporation's shares in the first step. See "Risk Factors -- Anti-Takeover Considerations -- Georgia Anti-Takeover Statutes."


  Articles of Incorporation and Bylaws.

     Staggered Board of Directors; Removal; Filling Vacancies. The Articles of Incorporation and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the Board of Directors will consist of not less than two but no more than nine directors.

Initially, there will be five directors, three of whom will be independent directors. The Board of Directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of the Company's management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case. See "Risk Factors -- Anti-Takeover Considerations -- Staggered Board." The shareholders shall be entitled to vote on the election or removal of directors, with each share entitled to one vote.

     The Bylaws provide that, subject to any rights of the Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, provided that independent directors shall nominate and approve directors to fill vacancies created by independent directors. Accordingly, the Board of Directors could temporarily prevent any shareholder from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. A vacancy resulting from an increase in the number of directors also must be filled by action of a majority of the entire Board of Directors. A director may be removed only with cause by the vote of the holders of 50% of the outstanding shares at a special meeting of the shareholders called for the purpose of removing him. This provision, when coupled with the provisions of the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes the Company's shareholders from removing incumbent directors, except for cause and upon the existence of a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

     Amendment. In general, the Articles of Incorporation may be amended by the affirmative vote of a majority of those outstanding shares of Common Stock composing a quorum at a properly called shareholder meeting. However, the Articles of Incorporation set forth certain circumstances, as previously described, under which the affirmative vote of the holders of a majority of the outstanding shares of the Common Stock is required to make certain amendments. The Company's Bylaws may be amended by a majority of the Board of Directors or by vote of the holders of a majority of the outstanding shares of Common Stock.

     Directors and Officers Indemnification. The Company's Articles of Incorporation provide for indemnification of directors to the full extent permitted by Georgia law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Pursuant to its Articles of Incorporation, the Company may indemnify its officers, employees, agents and other persons to the fullest extent permitted by Georgia law. The Company's Bylaws obligate the Company, under certain circumstances, to advance expenses to its directors and officers in defending an action, suit or proceeding for which indemnification may be sought. The Company has entered into Indemnification Agreements with certain of its directors and officers. See "Management -- Indemnification Agreements."

     The Company's Bylaws also provide that the Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or who, while a director, officer, employee or agent, is or was serving as a director, officer, trustee, general partner, employee or agent of one of the Company's subsidiaries or, at the request of the Company, of any other organization, against any liability asserted against such person or incurred by such person in any such capacity, whether the Company would have the power to indemnify such person against such liability under Georgia law. The Company intends to purchase and maintain insurance on behalf of all of its directors and executive officers.

     Ability to Consider Other Constituencies. The Articles of Incorporation permit the Board of Directors, in determining what is believed to be in the best interest of the Company, to consider the interests of the employees, customers, suppliers and creditors of the Company, the communities in which offices or other establishments of the Company are located and all other factors the directors consider pertinent, in addition to considering the effects of any actions on the Company and its shareholders.

REGISTRATION RIGHTS

     Suburban has granted to the persons who receive Common Stock in the Corporate Organization certain "piggyback" registration rights. These registration rights become effective six months after the effective date of the Registration Statement of which this Prospectus is a part. Such registration rights, with certain limitations, grant the holders thereof the right to have such shares registered under any registration statement (other than the Registration Statement of which this Prospectus is part) filed by the Company relating to the issuance of Common Stock or securities substantially similar to Common Stock. The Company will bear the expenses incident to its registration requirements under the registration rights, except that such expenses shall not include any underwriting discount or commission, Commission or state securities registration fees or transfer taxes relating to such shares. Registration rights may be granted to future sellers of extended stay facilities to the Company who elect to receive Common Stock or other securities convertible into Common Stock in lieu of cash.

OTHER MATTERS

     Suburban has applied for quotation of the Common Stock on The Nasdaq Stock Market upon notice of issuance, under the proposed symbol "SLAM."

     The transfer agent and registrar for the Company's Common Stock is American Stock Transfer and Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have outstanding 7,752,971 shares of Common Stock. The 3,000,000 shares of Common Stock sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company, which will be subject to the limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). The remaining 4,752,971 outstanding shares of Common Stock (the "Restricted Securities") constitute restricted securities under Rule 144.


     The Company, its directors and executive officers and all recipients of shares in the Corporate Organization have agreed with the Underwriters not to sell any shares of Common Stock, except for shares purchased in the Offering or acquired thereafter in the public market, for a period of 180 days following the date of this Prospectus, without the prior written consent of Montgomery Securities, which it may withhold in its sole discretion.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who holds shares of Restricted Securities as to which a minimum of two years has elapsed since the later of the date of acquisition from an issuer or from an affiliate of the issuer, and any person who is an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock of the Company (approximately 77,500 shares immediately following this Offering) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who holds shares of Restricted Securities as to which a minimum of three years has elapsed since their acquisition from the issuer or an affiliate of the issuer and who is not, and for three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell such shares without regard to the volume, manner-of-sale and certain other limitations contained in Rule 144.

     On the closing date of the Offering, the Company will have options outstanding to purchase 400,000 shares of its Common Stock and is authorized to grant options to purchase an additional 350,000 shares under the Company's 1996 Plan. In addition, on such date, the Company will have options outstanding to purchase an aggregate of 4,500 shares of its Common Stock and an aggregate of 3,000 shares of restricted stock outstanding under the Directors' Plan. The Company expects to file a Registration Statement under the Securities Act after the date of this Prospectus to register the shares of Common Stock that may be issued upon the exercise of options granted under the 1996 Plan and the Directors' Plan. Shares issued under the Company's stock option plans after the effective date of such Registration Statement will be freely tradeable in the open market, subject, in the case of sales by affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. See "Management -- 1996 Stock Incentive Plans."


     The Company has granted certain "piggyback" registration rights to the persons who receive Common Stock in the Corporate Organization. An aggregate of approximately 4,750,000 shares of Common Stock is subject to such registration rights. See "Principal Shareholders -- Registration Rights."


     Prior to the Offering, there has been no public market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

     The Underwriters named below, represented by Montgomery Securities, J.C. Bradford & Co. and Legacy Securities Corp. (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                            NUMBER OF SHARES
                               UNDERWRITERS                                 TO BE PURCHASED
- --------------------------------------------------------------------------  ----------------
Montgomery Securities.....................................................
J.C. Bradford & Co........................................................
Legacy Securities Corp....................................................
                                                                            ----------------
          Total...........................................................      3,000,000
                                                                            ================


     The Representatives have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not
more than $          per share, and the Underwriters may allow, and such dealers
may reallow, a concession of not more than $          per share to certain other
dealers. After the Offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Representatives and to certain other conditions, including the right to reject orders in whole or in part.


     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 450,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 3,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.


     The Company and each of its directors and executive officers and all recipients of shares in the Corporate Organization have agreed that (except for shares purchased in the Offering or acquired thereafter in the public market), for a period of 180 days from the date of this Prospectus, they will not, directly or indirectly, offer to sell, sell, contract to sell or otherwise sell or dispose of any shares of their Common Stock or options or warrants to acquire shares of Common Stock without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except that the Company may, without consent, issue shares of Common Stock upon exercise of outstanding stock options and warrants.


     The Representatives have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of five percent of the number of shares of Common Stock offered hereby.

     Prior to the Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price will be determined by negotiation between the Company and the Representatives. Among the factors to be considered in such negotiations will be the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, the Company's past and present operations, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering and the market prices of and demand for publicly traded common stock of comparable companies in recent periods.

     In January 1996, Legacy Securities Corp. ("Legacy") agreed to provide investment banking consulting services to the Company in connection with the Offering and will receive a fee in the amount of $100,000 upon the closing of the Offering for such services. In addition, Legacy Lodging LLC, an affiliate of Legacy, is developing several Suburban Lodge facilities in Tennessee. One of these facilities is under contract and will be acquired in connection with the Corporation Organization on the same terms and conditions as the Affiliated Facilities. The owners of Legacy Lodging LLC will receive an aggregate of approximately 33,300 shares of Common Stock in connection with the merger. All of these shares will be held in escrow until the Company obtains final zoning approval on the site for such facility.


     Legacy became a member of the National Association of Securities Dealers, Inc. in 1994. Since 1994, Legacy has served as the Company's financial advisor in connection with financing alternatives and has been reimbursed by the Company for its out-of-pocket expenses.


                                    EXPERTS

     The combined financial statements of Suburban Lodges of America, Inc. and Affiliated Entities as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, the related combined financial statement schedule, and the financial statements of Gulf Coast Associates, Ltd. for the year ended December 31, 1995, all included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Kilpatrick & Cody, Atlanta, Georgia, and for the Underwriters by King & Spalding, Atlanta, Georgia.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in said Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                             AVAILABLE INFORMATION

     As a result of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following regional offices of the Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Suburban Lodges of America, Inc. and Affiliated Entities
  Combined Financial Statements:
     Independent Auditors' Report.....................................................   F-2
     Combined Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
      (unaudited).....................................................................   F-3
     Combined Statements of Operations for the Years Ended December 31, 1993, 1994,
      1995, and the Three Months Ended March 31, 1995 and 1996 (unaudited)............   F-4
     Combined Statements of Common Stock, Deficit, and Partners' Capital (Deficit) for
      the Years Ended December 31, 1993, 1994, and 1995, and the Three Months Ended
      March 31, 1996 (unaudited)......................................................   F-5
     Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994,
      1995, and the Three Months Ended March 31, 1995 and 1996 (unaudited)............   F-6
     Notes to Combined Financial Statements...........................................   F-7
     Combined Schedule of Real Estate Owned and Accumulated Depreciation..............  F-14
Gulf Coast Associates, Ltd. d/b/a Suburban Lodge of Forest Park (Gulf Coast) Financial
  Statements:
  Independent Auditors' Report........................................................  F-15
  Balance Sheets as of December 31, 1995 and March 31, 1996 (unaudited)...............  F-16
  Statements of Operations for the Year Ended December 31, 1995 and the Three Months
     Ended March 31, 1995 and 1996 (unaudited)........................................  F-17
  Statements of Partners' Deficit for the Year Ended December 31, 1995 and the Three
     Months Ended March 31, 1996 (unaudited)..........................................  F-18
  Statements of Cash Flows for the Year Ended December 31, 1995 and the Three Months
     Ended March 31, 1995 and 1996 (unaudited)........................................  F-19
  Notes to Financial Statements.......................................................  F-20

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Suburban Lodges of America, Inc.
  and Affiliated Entities:


     We have audited the accompanying combined balance sheets of Suburban Lodges of America, Inc. and Affiliated Entities ("Suburban Lodges") as of December 31, 1994 and 1995 and the related combined statements of operations, of common stock, deficit, and partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 1995. Our audits also included the financial statement schedule included on page F-14 of this Prospectus. These combined financial statements and the financial statement schedule are the responsibility of Suburban Lodges' management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Suburban Lodges as of December 31, 1994 and 1995 and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

Deloitte & Touche LLP

Atlanta, Georgia
March 17, 1996

(April 9, 1996 as to Note 10)

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

                            COMBINED BALANCE SHEETS


                                                                DECEMBER 31,
                                                          -------------------------    MARCH 31,
                                                             1994          1995          1996
                                                          -----------   -----------   -----------
                                                                                      (UNAUDITED)
                                      ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................  $   467,203   $   687,432   $   767,163
  Prepaid expenses and other assets.....................       89,692       180,116       440,587
  Advances to affiliates................................                      5,000        30,000
  Current deferred tax asset............................       14,000        33,611         7,050
                                                          -----------   -----------   -----------
          Total current assets..........................      570,895       906,159     1,244,800
DEFERRED EXPENSES -- net................................      352,552       461,526       448,907
INVESTMENT IN FACILITIES -- at cost:
  Land..................................................    1,711,633     2,386,633     2,386,633
  Buildings and improvements............................    6,978,608     9,359,201     9,371,039
  Equipment.............................................      805,837       888,162       909,773
  Furniture and fixtures................................      724,045     1,004,875     1,105,168
  Construction-in-progress..............................       52,361     1,988,674     3,449,530
                                                          -----------   -----------   -----------
                                                           10,272,484    15,627,545    17,222,143
  Less accumulated depreciation.........................    1,556,269     1,990,982     2,096,182
                                                          -----------   -----------   -----------
          Net investment in facilities..................    8,716,215    13,636,563    15,125,961
                                                          -----------   -----------   -----------
                                                          $ 9,639,662   $15,004,248   $16,819,668
                                                           ==========    ==========    ==========
                           LIABILITIES AND TOTAL CAPITAL
CURRENT LIABILITIES:
  Current portion of long-term debt and capital
     leases.............................................  $   302,467   $   640,413   $   535,902
  Current portion of notes payable to affiliates........    1,099,021     1,052,511     1,052,511
  Accounts payable, trade...............................       66,299        82,369       149,999
  Construction accounts payable.........................                    544,602       336,078
  Accrued interest......................................       47,575       137,228       131,125
  Accrued expenses and other liabilities................      145,071       208,678       280,899
                                                          -----------   -----------   -----------
          Total current liabilities.....................    1,660,433     2,665,801     2,486,514
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS............    8,200,749    11,552,359    13,312,938
LONG-TERM NOTES PAYABLE TO AFFILIATES...................      470,000       572,398       612,397
                                                          -----------   -----------   -----------
          Total liabilities.............................   10,331,182    14,790,558    16,411,849
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock..........................................           15            15            15
  Additional paid-in capital............................          999           999           999
  Deficit...............................................   (1,073,951)   (1,447,685)   (1,519,789)
  Partners' and members' capital........................      381,417     1,660,361     1,926,594
                                                          -----------   -----------   -----------
          Total capital (deficit).......................     (691,520)      213,690       407,819
                                                          -----------   -----------   -----------
                                                          $ 9,639,662   $15,004,248   $16,819,668
                                                           ==========    ==========    ==========


See notes to combined financial statements.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

                       COMBINED STATEMENTS OF OPERATIONS


                                                                                THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                 MARCH 31,
                                       ------------------------------------   -----------------------
                                          1993         1994         1995         1995         1996
                                       ----------   ----------   ----------   ----------   ----------
                                                                                    (UNAUDITED)
REVENUE:
     Room revenue....................  $2,892,779   $3,903,533   $4,431,164   $  980,454   $1,366,141
     Other facility revenue..........     222,861      290,150      295,758       70,152       86,322
     Franchise and other revenue.....     247,071      151,001      574,425       92,059      252,860
                                       ----------   ----------   ----------   ----------   ----------
          Total revenue..............   3,362,711    4,344,684    5,301,347    1,142,665    1,705,323
                                       ----------   ----------   ----------   ----------   ----------
COSTS AND EXPENSES:
     Facility operating expenses.....   1,364,377    1,768,162    2,072,389      515,955      652,581
     Corporate operating expenses....     428,641      736,886      882,615      169,809      274,022
     Related party consulting fees...                                17,000        3,000        6,000
     Depreciation and amortization...     371,706      415,604      459,665      104,287      116,250
                                       ----------   ----------   ----------   ----------   ----------
          Total costs and expenses...   2,164,724    2,920,652    3,431,669      793,051    1,048,853
                                       ----------   ----------   ----------   ----------   ----------
OPERATING INCOME.....................   1,197,987    1,424,032    1,869,678      349,614      656,470
INTEREST EXPENSE.....................     724,526      936,465    1,098,117      225,384      286,280
                                       ----------   ----------   ----------   ----------   ----------
INCOME BEFORE INCOME TAX BENEFIT AND
  EXTRAORDINARY INCOME...............     473,461      487,567      771,561      124,230      370,190
INCOME TAX (EXPENSE)
  BENEFIT............................                   14,000       19,611                   (26,561)
EXTRAORDINARY INCOME.................                  130,180
                                       ----------   ----------   ----------   ----------   ----------
NET INCOME...........................  $  473,461   $  631,747   $  791,172   $  124,230   $  343,629
                                        =========    =========    =========    =========    =========


See notes to combined financial statements.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

                 COMBINED STATEMENTS OF COMMON STOCK, DEFICIT,
                        AND PARTNERS' CAPITAL (DEFICIT)


                                                    ADDITIONAL                 PARTNERS'
                                           COMMON    PAID-IN                    CAPITAL       TOTAL
                                           STOCK     CAPITAL       DEFICIT     (DEFICIT)     CAPITAL
                                           ------   ----------   -----------   ----------   ---------
BALANCE, DECEMBER 31, 1992...............   $ 10       $999      $  (180,259)  $ (444,015)  $(623,265)
  Net income.............................                           (233,988)     707,449     473,461
  Contributions from partners............                                         150,000     150,000
  Stock issuance.........................      4                                                    4
  Distribution to partners...............                                        (512,012)   (512,012)
                                           ------   ----------   -----------   ----------   ---------
BALANCE, DECEMBER 31, 1993...............     14        999         (414,247)     (98,578)   (511,812)
  Net income (loss)......................                           (659,704)   1,291,451     631,747
  Stock issuance.........................      1                                                    1
  Distribution to partners...............                                        (811,456)   (811,456)
                                           ------   ----------   -----------   ----------   ---------
BALANCE, DECEMBER 31, 1994...............     15        999       (1,073,951)     381,417    (691,520)
  Net income.............................                           (373,734)   1,164,906     791,172
  Contributions from partners............                                         863,000     863,000
  Distribution to partners...............                                        (748,962)   (748,962)
                                           ------   ----------   -----------   ----------   ---------
BALANCE, DECEMBER 31, 1995...............     15        999       (1,447,685)   1,660,361     213,690
  Net income (unaudited).................                            (72,104)     415,733     343,629
  Distributions to partners
     (unaudited).........................                                        (149,500)   (149,500)
                                           ------   ----------   -----------   ----------   ---------
BALANCE, MARCH 31, 1996 (unaudited)......   $ 15       $999      $(1,519,789)  $1,926,594   $ 407,819
                                           ======   =======       ==========    =========   =========


See notes to combined financial statements.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

                       COMBINED STATEMENTS OF CASH FLOWS


                                                                                         THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  MARCH 31,
                                             ---------------------------------------   -----------------------
                                                1993          1994          1995         1995         1996
                                             -----------   -----------   -----------   ---------   -----------
                                                                                             (UNAUDITED)
OPERATING ACTIVITIES:
Net income.................................  $   473,461   $   631,747   $   791,172   $ 124,230   $   343,629
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Depreciation and amortization............      371,706       415,604       459,665     104,287       116,250
  Extraordinary gain on extinguishment of
    debt...................................                   (130,180)
  Loss on disposal of fixed asset..........                     18,279
  Changes in assets and liabilities:
    Prepaid expenses and other assets......          977          (318)      (90,424)        907      (260,471)
    Advances to affiliates.................                                   (5,000)                  (25,000)
    Current deferred tax asset.............                    (14,000)      (19,611)                   26,561
    Accounts payable, trade................       17,310        (4,416)       16,070       5,231        67,630
    Accrued expenses.......................       11,627        15,983        63,607      39,774        72,221
    Accrued interest.......................        4,261        (4,084)       89,653      20,152        (6,103)
                                             -----------   -----------   -----------   ---------   -----------
         Net cash provided by operating
           activities......................      879,342       928,615     1,305,132     294,581       334,717
INVESTING ACTIVITIES:
Purchase of land...........................     (380,813)     (500,000)     (675,000)
Construction accounts payable..............                                  544,602                  (208,524)
Expenditures for building and
  improvements.............................   (1,446,958)      (65,951)   (4,292,464)   (320,883)   (1,471,126)
Purchase of furniture, fixtures, and
  equipment................................     (521,066)      (85,019)     (368,543)    (20,399)     (121,904)
                                             -----------   -----------   -----------   ---------   -----------
         Net cash used in investing
           activities......................   (2,348,837)     (650,970)   (4,791,405)   (341,282)   (1,801,554)
FINANCING ACTIVITIES:
Additions to loan closing costs............      (42,101)     (141,429)     (141,545)
Proceeds from issuance of long-term debt...    1,771,533     5,941,357     3,976,803     327,709     1,742,203
Principal payments on long-term debt.......     (113,879)   (5,850,924)     (275,538)    (67,837)      (79,844)
Advances from affiliates...................      511,936       678,785       123,763      11,886
Payments on advances from affiliates.......     (177,107)      (34,700)      (67,875)                   40,000
Contributions from partners................      150,000                     863,000
Proceeds from stock issuance...............            4             1
Distributions to partners..................     (512,012)     (811,456)     (748,962)   (138,430)     (149,500)
Payments on capital lease obligations......      (27,748)      (19,940)      (23,144)     (5,411)       (6,291)
                                             -----------   -----------   -----------   ---------   -----------
         Net cash provided by (used in)
           financing activities............    1,560,626      (238,306)    3,706,502     127,917     1,546,568
                                             -----------   -----------   -----------   ---------   -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS....       91,131        39,339       220,229      81,216        79,731
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  PERIOD...................................      336,733       427,864       467,203     467,203       687,432
                                             -----------   -----------   -----------   ---------   -----------
CASH AND CASH EQUIVALENTS AT END OF
  PERIOD...................................  $   427,864   $   467,203   $   687,432   $ 548,419   $   767,163
                                             ============  ============  ============  ==========  ============


See notes to combined financial statements.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)


1. ORGANIZATION, BASIS OF PRESENTATION, AND PROPOSED INITIAL PUBLIC OFFERING


     Proposed Initial Public Offering -- Suburban Lodges of America, Inc. expects to file its registration statement with the Securities and Exchange Commission pursuant to which Suburban Lodges of America, Inc. expects to offer 3,000,000 shares of its common stock to the public (the "Offering") (see Note
11).



     Basis of Presentation -- The combined financial statements include the accounts of seven existing facilities ("Existing Facilities"), one facility under construction ("Construction Facility"), and five corporate entities ("Corporate Entities") collectively, the "Company."


     As of December 31, 1995, the above entities included:

     EXISTING FACILITIES:
     SLA Associates -- Norcross, L.P.
     SLA Associates -- Fulton Industrial, L.P.
     Mableton Associates, L.P.
     SLA Associates -- Oxmoor, L.P.
     SLA Associates -- White Horse, L.P.
     SLA Associates -- Matthews, L.P.

     HSL of Conyers, LLC

     CONSTRUCTION FACILITIES:
     SLA Associates -- Douglasville, L.P.

     CORPORATE ENTITIES:

     Suburban Lodges of America, Inc.
     Suburban Management, Inc.
     Suburban Franchise Systems, Inc.
     Suburban Construction, Inc.
     SLA Development, Inc.

     All of the above entities are under common ownership and/or control by virtue of the level of ownership of David Krischer and the officers, directors and affiliates of Suburban Lodges and general partnership interests held by Mr. Krischer and his affiliates. Therefore, the combination of the above entities is accounted for as if it were a pooling of interests using the historical cost basis of the assets. All intercompany transactions and accounts have been eliminated in combination.


     The accompanying, unaudited interim combined financial statements reflect, in the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements. All such adjustments are of a normal and recurring nature.


     The facilities are located in the Southeast with six located in the Atlanta, Georgia metropolitan area. Therefore, adverse events or conditions which affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of Suburban Lodges.

     Nature of Operations -- Suburban Lodges develops, constructs, owns and operates extended stay lodging facilities. Additionally, Suburban Lodges franchises the right to own and operate Suburban Lodge facilities to third parties. Third-party development, construction and management services are available to such third-party franchisees on a fee basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Revenue Recognition -- Room and other facility revenue is recognized as earned.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)



     Franchise Revenue -- Franchisees are required to pay an initial franchise fee of the greater of $25,000 or $190 per guest room. Initial franchise fees are recognized as revenue when the final franchise agreement is signed by the franchisee. Additionally, franchisees are required to pay an ongoing royalty of 3% of gross revenues and may be required to pay either advertising/marketing fees or reservation/referral fees. Such ongoing fees are recognized as revenue when earned.



     Four franchises were operating as of December 31, 1994. Two franchises opened for business in 1995 bringing the total number of franchises in operation to six. As of December 31, 1995, there were seven franchises under construction.


     Income Taxes -- Income taxes have been provided for the Corporate Entities which are subject to federal and state taxes under the provision of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." No provision has been made for federal and state income taxes on the Existing Facilities and Development Facilities because each partner's or member's proportionate share of the partnership's or limited liability company's income or loss is passed through to be included on the individual tax returns of the partners or members (as the case may be).

     The Corporate Entities file a consolidated income tax return.


     Investments in Facilities -- The facilities are stated at cost. Costs directly associated with the construction of the facilities are capitalized until the related project is substantially complete and ready for its intended use. Additions to facilities for the year ended December 31, 1993, 1994 and 1995 and for the three month period ended March 31, 1995 and 1996 included $33,700, $0, $76,437 and $0 and $61,651, respectively, of interest on funds borrowed to finance construction. Depreciation is computed using the straight-line method for buildings and the double declining balance method for equipment and fixtures based on the following estimated useful lives:


        Buildings..........................................................   40 years
        Equipment..........................................................    7 years
        Furniture and fixtures.............................................    7 years

     Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from the accounts, and the gain or loss is included in operations.


     Suburban Lodges has adopted Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121") as of January 1, 1996. In management's opinion, the adoption of SFAS 121 in 1996 did not have a material affect on the financial condition or operations of Suburban Lodges. Facilities are evaluated annually and written down to net realizable value when management believes that the undepreciated cost cannot be recovered through future cash flows.



     Cash and Cash Equivalents -- Cash and cash equivalents include highly liquid investments with maturities of three months or less.


     Deferred Expenses -- Deferred expenses primarily consist of deferred loan costs and costs relating to initial operations. Amortization is computed using the straight-line method over the estimated lives of the assets as follows:

        Loan costs......................................................   4 - 25 years
        Organization costs..............................................    4 - 5 years

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)



     Accumulated amortization is $53,782, $81,356 and $91,356 at December 31, 1994 and 1995 and March 31, 1996, respectively.


     Pre-opening costs are expensed as incurred.


     Supplemental Cash Flow Information -- Included in the combined statements of cash flows are cash payments for interest (net of amount capitalized) of $720,265, $940,549 and $1,008,464 for the years ended December 31, 1993, 1994 and 1995, respectively and $205,232 and $292,383 for the three month periods ended March 31, 1995 and 1996, respectively. There were no cash payments for income taxes for the years ended December 31, 1993, 1994 or 1995 or the three month period ended March 31, 1996.


     On June 8, 1993, Mableton Associates, L.P. issued a mortgage loan of $935,000 and three loans from investors in the amount of $165,000 to purchase a facility. The Company capitalized $1,100,000, representing the purchase price.

     During 1995, Suburban Lodges entered into a capital lease and capitalized the related asset and recorded the capital lease obligation of $11,435.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. LONG-TERM DEBT


                                                                 DECEMBER 31,
                                                           ------------------------    MARCH 31,
                                                              1994         1995          1996
                                                           ----------   -----------   -----------
Mortgage notes payable with interest rates ranging from
  8.5% to 10.75%, maturities ranging from 1999 to 2018,
  and collateralized by the facilities. The majority of
  the notes are guaranteed by various partners of
  Suburban Lodges........................................  $8,454,599   $12,155,866   $13,818,225
Capital lease obligations (Note 4).......................      48,617        36,906        30,615
                                                           ----------   -----------   -----------
                                                            8,503,216    12,192,772    13,848,840
Less current portion.....................................    (302,467)     (640,413)     (535,902)
                                                           ----------   -----------   -----------
          Total..........................................  $8,200,749   $11,552,359   $13,312,938
                                                            =========    ==========    ==========


     Aggregate annual principal payments for long-term debt at December 31, 1995, exclusive of capital leases (see Note 4), are as follows:

        1996............................................................  $   624,622
        1997............................................................      690,456
        1998............................................................      718,048
        1999............................................................    2,011,885
        2000............................................................      753,146
        Thereafter......................................................    7,357,709
                                                                          -----------
                  Total.................................................  $12,155,866
                                                                           ==========

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)


     In 1994, SLA Associates -- Norcross L.P. and SLA Associates -- Oxmoor L.P. refinanced certain mortgage loans for an amount which was $130,180 less than the carrying value and recognized extraordinary gain on the transactions.

4. CAPITAL LEASES

     Certain equipment is leased under capital lease agreements expiring at varying times through 1997. Capitalized lease assets are amortized over the shorter of the useful life of the related asset or the lease term. The balance of capital lease assets and related accumulated amortization at December 31, 1995 are as follows:

          Equipment.....................................................  $ 133,493
          Less accumulated amortization.................................   (101,150)
                                                                          ---------
                    Total...............................................  $  32,343
                                                                          =========

     Future minimum lease payments under the capital leases and the net present value of the future minimum lease payments are as follows:

                                    DECEMBER 31,
          ----------------------------------------------------------------
          1996............................................................  $20,638
          1997............................................................   14,572
          1998............................................................    3,140
          1999............................................................    3,140
          2000............................................................    2,458
                                                                            -------
                    Total minimum lease commitments.......................   43,948
          Less amounts representing interest at rates ranging from 12% to
            13.25%........................................................   (7,042)
                                                                            -------
          Present value of future minimum lease commitments...............  $36,906
                                                                            =======

5. LEASES


     Suburban Lodges leases satellite television equipment under operating leases expiring through August 1998. Satellite television rental expense was $35,050, $40,659 and $43,851 for the years ended December 31, 1993, 1994 and
1995, respectively and $13,297 and $10,599 for the three months ended March 31, 1995 and 1996, respectively.


     Minimum future rental payments under non cancelable operating leases having remaining terms in excess of one year as of December 31, 1995, for each year and in the aggregate, are as follows:

                                    DECEMBER 31,
          ----------------------------------------------------------------
          1996............................................................  $39,969
          1997............................................................   34,983
          1998............................................................    5,751
                                                                            -------
                    Total.................................................  $80,703
                                                                            =======

6. NOTES PAYABLE TO AFFILIATES

     On January 1, 1993, SLA Associates-White Horse, L.P. ("White Horse") issued an unsecured note bearing interest at 10% for $450,000 payable to a limited partner of White Horse. Principal and interest is to be repaid from operating cash flows on an annual basis. All unpaid amounts are due and payable no later than

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)



January 1, 2003. The amount outstanding at December 31, 1994 and 1995 and as of March 31, 1996 was $450,000.



     Mableton issued unsecured notes for $10,000 in 1993 and $5,000 in 1994 bearing interest at 12% per annum payable to an affiliate. Mableton replaced and extended these notes by issuing another note of $15,000 in 1995. Mableton issued additional notes for $17,399 in 1995. Interest on the unpaid balance is payable annually and the entire principal balance is due two years from the date of issuance. As of December 31, 1994 and 1995 and March 31, 1996, amounts outstanding under these notes were $15,000, $32,399 and $32,399, respectively.



     On May 24, 1993, Mableton issued an unsecured note to a limited partner for $105,000 which is due on May 24, 1997 and bears interest at 10%. In accordance with the terms of the note agreement, the interest rate increased to prime plus 4% (12.5%) as of January 1, 1995. Mableton also issued three unsecured notes aggregating $50,000 on May 20, 1993 to certain individuals due on May 20, 1995 and subsequently extended to March 10, 1996 and bearing interest at 12%. Interest on the unpaid balances is payable annually and the entire balance is due two years from the date of issuance. Such notes are personally guaranteed by David Krischer. As of December 31, 1994 and 1995 and March 31, 1996, amounts outstanding under these notes were $110,000, $53,125 and $23,125, respectively.



     During the inception of the Company, various partnership investors contributed capital as required by the organization. These notes accrue interest at prime plus 2% and are payable upon demand. Such funds were used for working capital. As of December 31, 1994 and 1995 and March 31, 1996, amounts outstanding under these notes were $382,321, $394,385 and $394,385, respectively.



     Pursuant to an agreement with SLA Associates-Matthews, L.P. ("Matthews"), three limited partners loaned funds in 1994 and 1995 to Matthews bearing interest at 10% payable on demand. Such funds were used for the construction of Matthews. As of December 31, 1994 and 1995 and March 31, 1996, amounts outstanding on these three notes were $600,000, $675,000 and $675,000, respectively.



     During 1995 and the three months ended March 31, 1996, HSL of Conyers, LLC ("Conyers") received $20,000 and $40,000, respectively, in member loans from limited partners. These funds were used for the construction of Conyers. Pursuant to the operating agreement with Conyers, these member loans accrue interest at prime plus 2%, and are payable on demand. The principal balance outstanding on the loans was $20,000 at December 31, 1995 and $60,000 at March 31, 1996.



7. RELATED PARTY TRANSACTIONS



     From time to time, the Company made loans to an officer of the Company. The balance outstanding under these loans was $5,000 and $30,000 at December 31, 1995 and March 31, 1996, respectively.



     The Company paid consulting fees to a firm owned by an officer of the Company. Total payments were $17,000 for the year ended December 31, 1995 and $3,000 and $6,000 for the quarters ended March 31, 1995 and March 31, 1996, respectively.



8. INCOME TAXES


     Income taxes have been provided for the Corporate Entities which are subject to federal and state taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." No provision has been made for federal and state income taxes on the Existing Facilities and Development Facilities because each partner's and member's proportionate share of the partnership's or limited liability company's income or loss is passed through to be included on the individual tax returns of the partners or members (as the case may be).

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)


     The components of the provision for income tax were as follows at December 31:


                                                               1993       1994       1995
                                                              -------   --------   --------
    Current income tax expense (benefit)....................  $ 6,921   $(19,844)  $ 12,870
    Deferred income tax expense (benefit)...................   (6,921)     5,844    (32,481)
                                                              -------   --------   --------
              Total expense (benefit).......................  $    --   $(14,000)  $(19,611)
                                                              =======   ========   ========


     The components of the deferred tax asset were as follows at December 31:

                                                                          1994      1995
                                                                        --------   -------
    Net operating loss carryforward...................................  $ 46,481   $33,611
    Valuation allowance...............................................   (32,481)
                                                                        --------   -------
              Net deferred tax asset..................................  $ 14,000   $33,611
                                                                        ========   =======

     Suburban Lodges had net operating loss carryforwards of approximately $172,000 and $238,000 at December 31, 1995 and 1994, respectively. Such carryforwards expire over ten years. Utilization of the net operating loss carryforwards will be limited in accordance with Internal Revenue Service regulations due to the corporate reorganization and initial public offering.


     The following is a reconciliation of the statutory rate to the effective rate of Suburban Lodges at:



                                                           DECEMBER 31,           THREE MONTHS
                                                     -------------------------       ENDED
                                                     1993      1994      1995    MARCH 31, 1996
                                                     -----     -----     -----   --------------
    Statutory federal rate.........................   34.0%     34.0%     34.0%        34.0%
    Statutory state rate...........................    4.5       4.5       4.5          4.5
    Effect of income not subject to tax............  (37.0)    (42.6)    (36.8)       (31.3)
    Change in valuation allowance..................   (1.5)      1.2      (4.2)          --
                                                     -----     -----     -----       ------
    Effective tax rate.............................     --      (2.9)%    (2.5)%        7.2%
                                                     =====     =====     =====   ===========



9. CAPITAL



     Suburban Lodges has 1,481 shares of common stock outstanding having a par value of $0.01 outstanding at December 31, 1995 and March 31, 1996. Authorized shares are 10,000. The equity accounts also include the capital accounts of the merging partnerships in the amount of $1,660,361 at December 31, 1995 and $1,926,594 at March 31, 1996. The balances of shareholders' deficit and partners' capital will be reclassified to additional paid-in capital in conjunction with the proposed initial public offering and concurrent Corporate Organization.



10. FAIR VALUE OF FINANCIAL INSTRUMENTS


     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of both assets and liabilities recognized and not recognized in the statement of financial position, subject to certain exceptions. For certain instruments, including cash and cash equivalents, accounts payable and accrued expenses, it has been assumed that the carrying amount approximates fair value due to their short-term maturity.

     The carrying amount of long-term debt approximates fair value because most interest notes are variable and fixed notes were not significantly different than notes available to Suburban Lodges at December 31, 1995 and 1994 for debt with similar terms and remaining maturities.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED)


     The fair value of notes payable to affiliates cannot be readily determined due to their related party nature.


11. SUBSEQUENT EVENTS



     Prior to or simultaneous with the completion of a public offering, Suburban Lodges of America, Inc. and its subsidiaries will acquire from the Affiliated Entities (those in which Messrs. Krischer, Kuse, or McGovern and certain officers of the Company have interests) seven of the Existing Facilities, two of the Construction Facilities for 999,487 shares of stock (see note 1). Additionally, two Construction Facilities (Knoxville-Kingston Pike and Greenville-Wade Hampton) will be acquired for cash of $2,500,000 from Affiliated Entities. A minority interest in the Conyers property will be acquired for $385,000 and a $100,000 development fee will be paid with respect to the Conyers Facility. The acquisition of the seven Existing Facilities and the Construction Facilities have been accounted for in a manner similar to a pooling of interests on the basis of common ownership and control. The two Construction Facilities acquired for cash have been recorded as a purchase on the basis of the cash price paid to the Affiliated Entities. The acquisition of the minority interest will be recorded as a distribution to redeem the interests.



     The Company will acquire one Existing Facility (Forest Park) for $3,800,000 in cash from a Third-Party Seller. The Company will also acquire from third party sellers two Construction Facilities and two Development Facilities for approximately $8,900,000. Such purchase price will be paid by delivery of $900,000 in cash, 163,556 shares of Common Stock and the assumption of approximately $5.6 million of debt secured by the Third-Party Facilities. All Facilities acquired from Third Party Sellers will be recorded at the acquisition cost of the Facility.



     After the transaction, the Company will have acquired eight Existing Facilities, six Construction Facilities and four Development Facilities.



     The Third Party Facilities, with the exception of the Forest Park facility, are either under construction or in the development stage and have no operating results as of December 31, 1995 and through the filing date of the proposed initial public offering of common stock. Financial statements for the Forest Park facility are included elsewhere as indicated on the Table of Contents at page F-1.


     In conjunction with the Corporate Organization, Suburban Lodges of America, Inc. will effect a stock split of approximately 2,421-for-1 to increase the number of outstanding shares to 3,586,932. Authorized shares will be 100,000,000.


     On April 9, 1996, the Company obtained a commitment for a $50 million Line of Credit with PNC Bank, Kentucky, Inc. ("PNC"); however, $25 million of the Line of Credit is subject to obtaining commitments from other lenders, and there can be no assurance that such commitments will be obtained. The Line of Credit matures two years from the date of closing and will bear interest, at the borrower's option, at (i) the higher of PNC's prime rate plus three-quarters of one percent or the Federal Funds rate plus one and one quarter percent or (ii) the Euro-Rate plus two and one quarter percent. The Line of Credit is secured by substantially all the assets of the Company. The Line of Credit restricts, among other things, the incurrence of indebtedness, the sale of assets, the incurrence of liens, the concentration of facility locations and the payment of cash dividends. In addition, the Company is required to satisfy, among other things, certain financial performance criteria, including minimum net worth levels and minimum levels of earnings before interest, taxes, depreciation and amortization.

            SUBURBAN LODGES OF AMERICA, INC. AND AFFILIATED ENTITIES

      COMBINED SCHEDULE OF REAL ESTATE OWNED AND ACCUMULATED DEPRECIATION

                                                                           COST CAPITALIZED      GROSS AMOUNTS AT WHICH
                                                                              SUBSEQUENT           CARRIED AT CLOSE OF
                                                    INITIAL COSTS           TO ACQUISITION               PERIOD
                                              -------------------------   -------------------   -------------------------
                                                           BUILDINGS &           BUILDINGS &                 BUILDINGS &
         DESCRIPTION           ENCUMBRANCES      LAND      IMPROVEMENTS   LAND   IMPROVEMENTS      LAND      IMPROVEMENTS
- ------------------------------ ------------   ----------   ------------   ----   ------------   ----------   ------------
Oxmoor AL..................... $ 2,262,024    $  365,819   $ 1,771,414     --                   $  365,819   $ 1,771,414
Norcross GA...................   1,798,663       335,000     1,550,314     --                      335,000     1,550,314
Fulton Industrial GA..........   1,549,261       130,000     1,175,579     --                      130,000     1,175,579
Mableton GA...................     990,360        75,000       800,000     --                       75,000       800,000
Greenville SC.................   2,073,358       305,814     1,681,301     --                      305,814     1,681,301
Properties under
  Development.................   1,537,723       675,000     1,988,674     --                      675,000     1,988,674
Matthews NC...................   3,175,000       500,000     2,380,593     --                      500,000     2,380,593
                               ------------   ----------   ------------             ------      ----------   ------------
        Total................. $13,386,389    $2,386,633   $11,347,875              $           $2,386,633   $11,347,875
                               ===========     =========   ===========           ===========     =========   ===========

                                                                                           LIFE UPON
                                                                                             WHICH
                                                                                          DEPRECIATION
                                              ACCUMULATED      NET BOOK                    IN LATEST
                                              DEPRECIATION      VALUE                        INCOME
                                              BUILDINGS &    BUILDINGS &      DATE OF     STATEMENT IS
         DESCRIPTION               TOTAL      IMPROVEMENTS   IMPROVEMENTS   ACQUISITION     COMPUTED
- ------------------------------  -----------   ------------   ------------   -----------   ------------
Oxmoor AL.....................  $ 2,137,233    $ (243,568)   $ 1,527,846      05/16/89         40
Norcross GA...................    1,885,314      (253,099)     1,297,215      09/07/88         40
Fulton Industrial GA..........    1,305,579      (208,192)       967,387      04/25/88         40
Mableton GA...................      875,000       (50,833)       749,167      06/03/93         40
Greenville SC.................    1,987,115      (140,110)     1,541,191      03/02/92         40
Properties under
  Development.................    2,663,674            --      1,988,674
Matthews NC...................    2,880,593       (24,575)     2,356,018      12/20/94         40
                                -----------   ------------   ------------
        Total.................  $13,734,508    $ (920,377)   $10,427,498
                                 ==========   ===========    ===========

       RECONCILIATION OF GROSS CARRYING AMOUNT OF REAL ESTATE:
- ---------------------------------------------------------------------
Balance, December 31, 1992..............................  $ 5,328,126
Acquisitions, 1993......................................    2,862,115
                                                          -----------
Balance, December 31, 1993..............................    8,190,241
Acquisitions, 1994......................................      556,357
                                                          -----------
Balance, December 31, 1994..............................    8,746,598
Acquisitions, 1995......................................    4,987,910
                                                          -----------
Balance, December 31, 1995..............................  $13,734,508
                                                          ============

           RECONCILIATION OF ACCUMULATED DEPRECIATION:
- ------------------------------------------------------------------

Balance, December 31, 1992..............................  $367,566
Depreciation Expense, 1993..............................   179,308
                                                          --------
Balance, December 31, 1993..............................   546,874
Depreciation Expense, 1994..............................   174,464
                                                          --------
Balance, December 31, 1994..............................   721,338
Depreciation expense, 1995..............................   199,039
                                                          --------
Balance, December 31, 1995..............................  $920,377
                                                         =========

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Suburban Lodges of America, Inc.:


     We have audited the accompanying balance sheet of Gulf Coast Associates Ltd. d/b/a Suburban Lodge of Forest Park ("Gulf Coast") as of December 31, 1995 and the related statements of operations, changes in partners' deficit, and cash flows for the year then ended. These financial statements are the responsibility of Gulf Coast's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gulf Coast as of December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Atlanta, Georgia
March 26, 1996

                          GULF COAST ASSOCIATES, LTD.
                      D/B/A SUBURBAN LODGE OF FOREST PARK


                                 BALANCE SHEETS





                                                                       DECEMBER 31,  MARCH 31,
                                                                         1995           1996
                                                                      ----------     ----------
                                                                                     (UNAUDITED)
                                            ASSETS
CURRENT ASSETS:
  Cash..............................................................  $  154,083     $  161,601
  Prepaid expenses and other assets.................................       5,848         13,588
                                                                      ----------     ----------
          Total current assets......................................     159,931        175,189
INVESTMENT IN FACILITY -- at cost:
  Land..............................................................     471,395        471,395
  Buildings and improvements........................................   2,231,274      2,231,274
  Equipment.........................................................     124,706        124,706
  Furniture and fixtures............................................     314,264        317,760
                                                                      ----------     ----------
                                                                       3,141,639      3,145,135
Less accumulated depreciation.......................................     593,175        625,175
                                                                      ----------     ----------
          Net investment in facility................................   2,548,464      2,519,960
OTHER ASSETS........................................................       8,843          6,843
                                                                      ----------     ----------
                                                                      $2,717,238     $2,701,992
                                                                       =========      =========
                       LIABILITIES AND PARTNERS' DEFICIT
CURRENT LIABILITIES:
  Mortgage payable..................................................  $2,733,655     $2,727,753
  Accrued investment advisory fees..................................     197,800        197,800
  Accounts payable and accrued expenses.............................      43,718         47,192
  Amounts payable to Suburban Management, Inc.......................      55,685         24,013
                                                                      ----------     ----------
          Total current liabilities.................................   3,030,858      2,996,758
LONG-TERM LIABILITIES:
  Notes payable to affiliate........................................     442,144        447,940
                                                                      ----------     ----------
          Total long-term liabilities...............................     442,144        447,940
PARTNERS' DEFICIT...................................................    (755,764)      (742,706)
                                                                      ----------     ----------
                                                                      $2,717,238     $2,701,992
                                                                       =========      =========


See notes to financial statements.

                          GULF COAST ASSOCIATES, LTD.
                      D/B/A SUBURBAN LODGE OF FOREST PARK


                            STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                             FOR THE YEAR      FOR THREE MONTHS
                                                                ENDED          ENDED MARCH 31,
                                                             DECEMBER 31,    --------------------
                                                                 1995          1995        1996
                                                             ------------    --------    --------
                                                                                 (UNAUDITED)
REVENUE:
  Room revenue.............................................    $851,071      $201,905    $241,717
  Other....................................................      49,178        11,844      24,450
                                                             ------------    --------    --------
          Total revenue....................................     900,249       213,749     266,167
EXPENSES:
  Property operating costs.................................     294,615        81,359      84,926
  Depreciation and amortization............................     128,185        32,000      34,000
  Management and incentive fee.............................      79,253        10,723      13,308
  Administrative fees......................................       3,221            --          --
  Franchise costs..........................................      27,327         6,434       7,985
  Advertising and promotion................................       6,787         1,722       1,136
  Repairs and maintenance..................................      43,403         6,526      10,530
  Real estate and personal property taxes and insurance....      40,071        13,537      12,459
                                                             ------------    --------    --------
          Total expenses...................................     622,862       152,301     164,344
                                                             ------------    --------    --------
OPERATING INCOME...........................................     277,387        61,448     101,823
INTEREST EXPENSE...........................................     306,644        75,724      76,265
                                                             ------------    --------    --------
NET INCOME (LOSS)..........................................    $(29,257)     $(14,276)   $ 25,558
                                                             ==========      ========    ========


See notes to financial statements.

                          GULF COAST ASSOCIATES, LTD.
                      D/B/A SUBURBAN LODGE OF FOREST PARK


                   STATEMENTS OF CHANGES IN PARTNERS' DEFICIT


FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE THREE MONTH PERIOD ENDED MARCH 31,
                                      1996



PARTNERS' DEFICIT, DECEMBER 31, 1994.............................................  $(706,497)
Net loss.........................................................................    (29,257)
Distribution.....................................................................    (20,010)
                                                                                   ---------
PARTNERS' DEFICIT, DECEMBER 31, 1995.............................................   (755,764)
                                                                                   ---------
Net income (unaudited)...........................................................     25,558
Distribution (unaudited).........................................................    (12,500)
                                                                                   ---------
PARTNERS' DEFICIT, MARCH 31, 1996 (unaudited)....................................  $(742,706)
                                                                                   =========


See notes to financial statements.

                           GULF COAST ASSOCIATES, LTD
                      D/B/A SUBURBAN LODGE OF FOREST PARK


                            STATEMENTS OF CASH FLOWS



                                                              FOR THE YEAR     FOR THE THREE MONTHS
                                                                 ENDED            ENDED MARCH 31,
                                                              DECEMBER 31,   -------------------------
                                                                  1995          1995          1996
                                                              ------------   -----------   -----------
                                                                                    (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).........................................    $(29,257)      $(14,726)      $25,558
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     128,185         32,000        34,000
  Changes in assets and liabilities:
     Accounts receivable and other..........................      (3,637)        (7,656)       (7,740)
     Accounts payable and accrual...........................      13,026         10,300         3,474
     Related party accounts payable.........................      22,344            464       (31,672)
     Increase in accrued interest...........................      27,822          5,796         5,796
     Other, net.............................................       2,031           (419)           --
                                                              ------------   -----------   -----------
          Net cash provided by operating activities.........     160,514         25,759        29,416
                                                              ------------   -----------   -----------
INVESTING ACTIVITIES:
  Property additions........................................     (37,077)       (25,317)       (3,496)
                                                              ------------   -----------   -----------
          Net cash used in investing activities.............     (37,077)       (25,317)       (3,496)
                                                              ------------   -----------   -----------
FINANCING ACTIVITIES:
  Distributions to partners.................................     (20,010)       (10,005)      (12,500)
  Debt repayments...........................................          --         (5,344)       (5,902)
                                                              ------------   -----------   -----------
          Net cash used in financing activities.............     (20,010)       (15,349)      (18,402)
                                                              ------------   -----------   -----------
NET CHANGE IN CASH..........................................     103,427        (14,907)        7,518
BEGINNING CASH BALANCE......................................      50,656         50,656       154,083
                                                              ------------   -----------   -----------
ENDING CASH BALANCE.........................................    $154,083        $35,749      $161,601
                                                              ==========      =========     =========


See notes to financial statements.

                          GULF COAST ASSOCIATES, LTD.
                      D/B/A SUBURBAN LODGES OF FOREST PARK

                         NOTES TO FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)


1. BASIS OF PRESENTATION

     The accompanying financial statements include the operations of Gulf Coast Associates, Ltd. ("Gulf Coast") which is a limited partnership that owns the Forest Park Suburban Lodge Facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Revenue Recognition -- Revenue is recognized as earned.

     Investments in Facilities -- The facilities are stated at cost. Depreciation is computed using a straight-line method based on the following estimated useful lives:

          Buildings.......................................................  40 years
          Equipment.......................................................   7 years
          Furniture and fixtures..........................................   7 years

     Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from the accounts, and the gain or loss is included in operations.

     Gulf Coast has not adopted Statement of Financial Accounting Standards 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"). In management's opinion, the adoption of SFAS 121 in 1996 will not have a material affect on the financial condition or operations of Gulf Coast. Facilities are evaluated annually and written down to net realizable value when management believes that the undepreciated cost cannot be recovered through operations.


     Cash Flows -- Included in the statement of cash flows are cash payments for interest of $255,732, for the year ended December 31, 1995 and $69,928 and $70,469 for the three months ended March 31, 1995 and 1996, respectively.


     Income Taxes -- No provision has been made for federal and state taxes because each partner's proportionate share of the partnership's income or loss is passed through to be included on the individual tax returns of the partners.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. MORTGAGES PAYABLE


     Gulf Coast has a mortgage payable to SLA Associates -- Forest Park Ltd. The note, dated July 1990, in the original amount of $3,050,000, bears interest at 10.25% and is payable in monthly installments of $25,091. The note comes due on April 1, 1996; however, the maturity date has been extended to December 30, 1996. The balance outstanding at December 31, 1995 and March 31, 1996 is $2,733,655 and $2,727,753, respectively. The note is secured by all of the land, buildings, and equipment of Gulf Coast.

                          GULF COAST ASSOCIATES, LTD.
                         SUBURBAN LODGES OF FOREST PARK

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

           (INFORMATION AS OF MARCH 31, 1996 AND FOR THE THREE MONTHS


                  ENDED MARCH 31, 1995 AND 1996 IS UNAUDITED.)


4. NOTES PAYABLE TO AFFILIATE


     Gulf Coast has a note payable to Vanmark Investments, Inc. in the amount of $289,793 plus accrued interest of $152,351 and $158,147 at December 31, 1995 and March 31, 1996, respectively. The note is payable from excess cash flow, as defined, and is subordinated to partner distributions. Interest is accrued at the rate of 8.0% for 1995.


5. RELATED PARTY TRANSACTIONS

     David Krischer, the principal shareholder of Suburban Lodges of America, Inc., is a 50% owner of SLA Associates -- Forest Park which holds the mortgage on the facility.

     Franchise costs represent the annual expense for franchise royalties and the services under the terms of the franchise agreement with Suburban Franchise Systems, Inc. expiring on December 31, 1999. Suburban Franchise Systems, Inc. is a wholly owned subsidiary of Suburban Lodges. David Krischer owns 67.5% of Suburban Lodges. Such franchise agreement gives the Forest Park facility the rights to use the Suburban Lodge(R) System. Fees are computed based upon approximately 3% of the Forest Park facility's total revenues.

     Additionally, the Gulf Coast has contracted with Suburban Management, Inc., a wholly owned subsidiary of Suburban Lodges of America, Inc., to provide facility management services for 5% of gross revenues.

6. LEASES

     The Forest Park facility leases satellite television equipment under an operating lease expiring in 1997.

     Minimum future rental payments under noncancelable leases having remaining terms in excess of one year as of December 31, 1995 for each year and in the aggregate, are as follows:

    1996.......................................................................  $ 9,072
    1997.......................................................................    7,560
                                                                                 -------
              Total............................................................  $16,632
                                                                                 =======


     Satellite television rental expense was $8,970 the year ended December 31, 1995 and $3,158 and $2,242 for the three months ended March 31, 1996 and 1995.


7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to disclose the estimated fair value of both assets and liabilities recognized and not recognized in the statement of financial position, subject to certain exceptions. For certain instruments, including cash and cash equivalents, current mortgage payable, accounts payable and accrued expenses, it has been assumed that the carrying amount approximates fair value due to their short-term maturity.

     The fair value of notes payable to affiliate cannot be readily determined due to their related party nature.

8. SUBSEQUENT EVENTS


     Gulf Coast has agreed to sell to Suburban Lodges of America, Inc. the Forest Park Facility (consisting of land, building, and related equipment) for $3,800,000 in cash. Gulf Coast will retain its other assets and liabilities. Such transaction is expected to occur in connection with Suburban Lodges of America, Inc.'s Corporate Organization and Initial Public Offering of Common Stock.

                              INSIDE BACK COVER

        This page includes photos of the exterior of the Charlotte (Matthews), North Carolina facility, the Birmingham (Oxmoor), Alabama facility, and the Greenville (Mauldin Road), South Carolina facility. It also includes a photo of a front desk and guest check-in and Suburban Lodge guest room.

- ------------------------------------------------------
- ------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer made hereby, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------


                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Corporate Organization................   16
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Combined Historical Financial
  Data................................   20
Pro Forma Combined Statements of
  Operations..........................   22
Pro Forma Combined Balance Sheet......   26
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   29
Business..............................   34
Management............................   47
Certain Transactions..................   53
Principal Shareholders................   55
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   61
Underwriting..........................   63
Experts...............................   64
Legal Matters.........................   64
Additional Information................   64
Available Information.................   65
Index to Financial Statements.........  F-1


  Until        , 1996 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                3,000,000 SHARES

                                      LOGO

                               SUBURBAN LODGES OF
                                 AMERICA, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                             MONTGOMERY SECURITIES

                              J.C. BRADFORD & CO.

                            LEGACY SECURITIES CORP.
                                        , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     Set forth below is the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by the Registrant in connection with the issuance and distribution of the shares of Common Stock.



    Securities and Exchange Commission, Registration Fee.....................  $   19,034
    NASD Filing Fee..........................................................       6,020
    Nasdaq National Market listing fee.......................................      *
    Printing and Mailing.....................................................     150,000**
    Accounting Fees and Expenses.............................................     475,000**
    Blue Sky Fees and Expenses...............................................      30,000
    Counsel Fees and Expenses................................................     400,000**
    Investment banking fees..................................................     100,000
    Miscellaneous............................................................     145,000**
                                                                               ----------
              Total..........................................................  $1,350,000
                                                                                =========


- ---------------

 * To be supplied by amendment.

** Estimate


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The underwriting agreement provides for indemnification by the Underwriters of the Company and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Securities Act"), and affords certain rights of contribution with respect thereto.

     As provided under Georgia law, the Company's Amended and Restated Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of duty of care or any other duty owed to the Company as a director, except that such provisions shall not limit the liability of a director (a) for any appropriation, in violation of his duties, of any business opportunity of the Company; (b) for acts or omissions which involve intentional misconduct or a knowing violation of law; (c) for unlawful corporate distributions or (d) for any transactions from which the director receives an improper benefit.

     Under Article V of the Company's Bylaws, the Registrant is required to indemnify its directors and officers to the fullest extent permitted by Georgia law. The Georgia Business Corporation Code provides that a corporation may indemnify its directors, officers and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether the applicable standard of conduct has been met can be made by (a) a majority of the disinterested directors; (b) a majority of a committee of disinterested directors or (c) independent legal counsel. No indemnification may be made to or on behalf of a corporate director, officer, employee or agent (i) in connection with a proceeding by or in right of the Company in which such person was adjudged liable to the Company or (ii) in connection with any other proceeding in which said person was adjudged liable on the basis that personal benefit was improperly received by him.

     The Company has entered into Indemnification Agreements with certain of its directors and officers (the "Indemnified Parties"). Under the terms of the Indemnification Agreements, the Company is required to indemnify the Indemnified Parties against certain liabilities arising out of their service for the Company. The Indemnification Agreements require the Company (i) to indemnify each Indemnified Party to the fullest extent permitted by law; (ii) to provide coverage for each Indemnified Party under the Company's directors and officers liability insurance policy and (iii) to advance certain expenses incurred by an Indemnified Party. The Indemnity Agreements provide limitations on the Indemnified Party's rights to indemnification in certain circumstances.

     The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     The Registrant was incorporated in 1987. Simultaneously with the closing of the Offering, an aggregate of 1,163,039 shares of Common Stock will be issued in connection with the merger or acquisition of 16 partnerships and limited liability companies into the Registrant, in reliance upon the exemption contained in Section 4(2) of the Securities Act. In exchange therefor, the Registrant acquired all of the outstanding partnership interests and units in the limited liability companies which own eight existing Suburban Lodge facilities, five Suburban Lodge facilities in various stages of construction, and three Suburban Lodge facilities in various states of development. These acquired Suburban Lodge facilities have an aggregate appraised value of $68,650,000.


     During the past three years, the following persons were issued Common Stock of the Registrant in reliance upon the exemption contained in Section 4(2) of the 1933 Act, in the number of shares, on the date and for the consideration referenced below:

                        NAME                      NO. SHARES   DATE OF ISSUANCE     CONSIDERATION
    --------------------------------------------  ----------   ----------------   -----------------
    Dan Berman..................................     59.26          10/1/94       Services rendered
    Seth Christian..............................     59.26          10/1/93       Services rendered
    G. Hunter Hilliard..........................     29.63          10/1/93       Services rendered
    HS III Associates, L.P......................    222.22           9/1/93       Services rendered
    Michael McGovern............................    111.11           9/1/93       Services rendered

     Simultaneous with the closing of the Offering, an aggregate of 3,000 shares of restricted Common Stock will be issued to the Registrant's non-employee directors in reliance upon the exemption contained in Section 4(2) of the 1933 Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT
  NO.                                       DESCRIPTION OF EXHIBIT
- --------       ---------------------------------------------------------------------------------
    1.1     -- Form of Underwriting Agreement
 ***3.1     -- Amended and Restated Articles of Incorporation of the Registrant
 ***3.2     -- Amended and Restated Bylaws of the Registrant
    4.1     -- Form of Common Stock Certificate of the Registrant
  **5.1     -- Opinion of Kilpatrick & Cody
   10.1     -- Form of Acquisition Agreement and Plan of Merger (with exhibits and accompanying schedule)
  *10.2     -- Purchase and Sale Agreement by and among Suburban Holdings, LP and Gulf Coast
               Associates, Ltd.
  *10.3     -- Purchase and Sale Agreement by and between Suburban Holdings, LP and Omnicorp
               Resources, Inc.
  *10.4     -- Form of Agreement and Consent of Partners of each of the Affiliated Entities and
               Third Party Sellers
   10.5     -- Suburban Lodges of America, Inc. Stock Option and Incentive Award Plan
   10.6     -- Suburban Lodges of America, Inc. Non-Employee Directors' Stock Option and Fee
               Plan
  *10.7     -- Form of Indemnification Agreement between Suburban Lodges of America, Inc. and its directors and officers
  *10.8     -- Registration Rights Agreement among Suburban Lodges of America, Inc. and Certain
               Shareholders
  *10.9     -- Form of Franchise Agreement
  *10.10    -- Form of Development and Design/Build Agreement
  *10.11    -- Form of Management Agreement
  *10.12    -- Management Agreement between Suburban Management, Inc. and Gulf Coast Associates,
               Ltd.
  *10.13    -- Consulting Agreement with Legacy Securities Corp.
  *10.14    -- Acknowledgment and Agreement between Suburban Lodges of America, Inc. and Young
               Consulting, Inc. re. Company's proprietary computer software
 **10.15    -- Suburban Lodge 401(k) Savings Plan
   10.16    -- Rights Agreement
   10.17    -- Commitment Letter for the Line of Credit
  *21.1     -- Subsidiaries of the Registrant
 **23.1     -- Consent of Kilpatrick & Cody
   23.2     -- Consent of Deloitte & Touche, LLP
   23.3     -- Form of Consent of Smith Travel Research
  *24.1     -- Powers of Attorney (see Signature Page)
  *99.1     -- Consent of Michael McGovern
  *99.2     -- Consent of James R. Kuse
  *99.3     -- Consent of John W. Spiegel


- ---------------


  * Previously filed

 ** To be filed by amendment

*** Refiled pursuant to Regulation S-T.

     (b) Index to Financial Statements


                                                                                        PAGES
                                                                                        -----
Suburban Lodges of America, Inc. and Affiliated Entities
  Combined Financial Statements:
     Independent Auditors' Report.....................................................   F-2
     Combined Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996
      (unaudited).....................................................................   F-3
     Combined Statements of Operations for the Years Ended December 31, 1993, 1994,
      and 1995, and the Three Months Ended March 31, 1995 and 1996 (unaudited)........   F-4
     Combined Statements of Common Stock, Deficit, and Partners' Capital (Deficit) for
      the Years Ended December 31, 1993, 1994, and 1995, and the Three Months Ended
      March 31, 1996 (unaudited)......................................................   F-5
     Combined Statements of Cash Flows for the Years Ended December 31, 1993, 1994,
      and 1995, and the Three Months Ended March 31, 1995 and 1996 (unaudited)........   F-6
     Notes to Combined Financial Statements...........................................   F-7
     Combined Schedule of Real Estate Owned and Accumulated Depreciation..............  F-14
Gulf Coast Associates, Ltd. d/b/a Suburban Lodge of Forest Park (Gulf Coast) Financial
  Statements:
  Independent Auditors' Report........................................................  F-15
  Balance Sheets as of December 31, 1995 and March 31, 1996 (unaudited)...............  F-16
  Statement of Operations for the Year Ended December 31, 1995 and the Three Months
     Ended March 31, 1995 and 1996 (unaudited)........................................  F-17
  Statements of Partners Deficit for the Year Ended December 31, 1995 and the Three
     Months Ended March 31, 1995 and 1996 (unaudited).................................  F-18
  Statements of Cash Flows for the Year Ended December 31, 1995 and the Three Months
     Ended March 31, 1995 and 1996 (unaudited)........................................  F-19
  Notes to Financial Statements.......................................................  F-20


ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on the 6th day of May, 1996.


                                          SUBURBAN LODGES OF AMERICA, INC.

                                          By:      /s/  DAVID E. KRISCHER
                                            ------------------------------------
                                                     David E. Krischer
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 6th day of May, 1996, in the capacities and on the dates indicated.



                  SIGNATURE                                        POSITION
- ---------------------------------------------   ----------------------------------------------
         /s/  DAVID E. KRISCHER                 Chairman of the Board, Chief Executive
- ---------------------------------------------     Officer, President and Director (Principal
              David E. Krischer                   Executive Officer)

                     *                          Vice President -- Franchising and Director
- ---------------------------------------------
                Dan J. Berman

                     *                          Vice President and Chief Financial Officer
- ---------------------------------------------     (Principal Financial and Accounting Officer)
              Terry J. Feldman

        *  /s/  DAVID E. KRISCHER
- ---------------------------------------------
             David E. Krischer,
Pursuant to power of attorney previously
  filed

                               INDEX TO EXHIBITS


EXHIBIT
  NO.                                       DESCRIPTION OF EXHIBIT
- -------       ----------------------------------------------------------------------------------
   1.1     -- Form of Underwriting Agreement
***3.1     -- Amended and Restated Articles of Incorporation of the Registrant
***3.2     -- Amended and Restated Bylaws of the Registrant
   4.1     -- Form of Common Stock Certificate of the Registrant
 **5.1     -- Opinion of Kilpatrick & Cody
  10.1     -- Form of Acquisition Agreement and Plan of Merger (with accompanying schedule)
 *10.2     -- Purchase and Sale Agreement by and among Suburban Holdings, LP and Gulf Coast
              Associates, Ltd.
 *10.3     -- Purchase and Sale Agreement by and between Suburban Holdings, LP and Omnicorp
              Resources, Inc.
 *10.4     -- Form of Agreement and Consent of Partners of each of the Affiliated Entities and
              Third Party Sellers
  10.5     -- Suburban Lodges of America, Inc. Stock Option and Incentive Award Plan
  10.6     -- Suburban Lodges of America, Inc. Non-Employee Directors' Stock Option and Fee Plan
 *10.7     -- Form of Indemnification Agreement between Suburban Lodges of America, Inc. and its directors and officers
 *10.8     -- Registration Rights Agreement among Suburban Lodges of America, Inc. and Certain
              Shareholders
 *10.9     -- Form of Franchise Agreement
 *10.10    -- Form of Development and Design/Build Agreement
 *10.11    -- Form of Management Agreement
 *10.12    -- Management Agreement between Suburban Management, Inc. and Gulf Coast Associates,
              Ltd.
 *10.13    -- Consulting Agreement with Legacy Securities Corp.
 *10.14    -- Acknowledgment and Agreement between Suburban Lodges of America, Inc. and Young
              Consulting, Inc. re. Company's proprietary computer software
**10.15    -- Suburban Lodge 401(k) Savings Plan
  10.16    -- Rights Agreement
  10.17    -- Commitment Letter for the Line of Credit
 *21.1     -- Subsidiaries of the Registrant
**23.1     -- Consent of Kilpatrick & Cody
 *23.2     -- Consent of Deloitte & Touche, L.L.P.
  23.3     -- Form of Consent of Smith Travel Research
 *24.1     -- Powers of Attorney (see Signature Page)
 *99.1     -- Consent of Michael McGovern
 *99.2     -- Consent of James R. Kuse
 *99.3     -- Consent of John W. Spiegel


- ---------------


  * Previously filed

 ** To be filed by amendment

*** Refiled pursuant to Regulation S-T.